Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

by and among

MEDIAOCEAN LLC,

IGNITE MERGER SUB, INC.

and

INNOVID CORP.

Dated as of November 21, 2024

i

3.20	Permits	45
3.21	Compliance with Laws	45
3.22	Sanctions	45
3.23	Legal Proceedings; Orders	46
3.24	Insurance	46
3.25	Related Person Transactions	46
3.26	Brokers	46
3.27	Fairness Opinion	47
3.28	Anti-Corruption	47
3.29	Environmental	47
3.30	No TID U.S. Business	47

Article IV REPRESENTATIONS AND WARRANTIES OF THE BUYER PARTIES		47

4.1	Organization; Good Standing	47
4.2	Power; Enforceability	48
4.3	Non-Contravention	48
4.4	Requisite Governmental Approvals	49
4.5	Legal Proceedings; Orders	49
4.6	Ownership of Company Securities	49
4.7	Brokers	50
4.8	Operations of the Merger Sub	50
4.9	No Vote or Approval Required	50
4.10	Stockholder and Management Arrangements	50
4.11	Financing	51
4.12	Solvency	53
4.13	Information of Buyer Parties	53
4.14	Exclusivity of Representations and Warranties	54

Article V INTERIM OPERATIONS OF THE COMPANY		55

5.1	Affirmative Obligations	55
5.2	Forbearance Covenants	55
5.3	No Solicitation	59

Article VI ADDITIONAL COVENANTS		65

6.1	Required Action and Forbearance; Efforts	65
6.2	Filings	65
6.3	Proxy Statement and Other Required SEC Filings	67
6.4	Company Stockholder Meeting	69
6.5	Financing	70
6.6	Cooperation With Debt Financing	74
6.7	Anti-Takeover Laws	77
6.8	Access	78
6.9	Section 16(b) Exemption	79
6.10	Directors’ and Officers’ Exculpation, Indemnification and Insurance	79
6.11	Employee Matters	81
6.12	Obligations of Merger Sub	82
6.13	Public Statements and Disclosure	83

ii

6.14	Transaction Litigation	83
6.15	Stock Exchange Delisting; Deregistration	84
6.16	Parent Vote	84
6.17	No Control of the Other Party’s Business	84
6.18	Repaid Indebtedness	84

Article VII CONDITIONS TO THE MERGER		85

7.1	Conditions to Each Party’s Obligations to Effect the Merger	85
7.2	Conditions to the Obligations of the Buyer Parties	85
7.3	Conditions to the Obligations of the Company to Effect the Merger	86

Article VIII TERMINATION, AMENDMENT AND WAIVER		87

8.1	Termination	87
8.2	Manner and Notice of Termination; Effect of Termination	89
8.3	Fees and Expenses	90

Article IX GENERAL PROVISIONS		93

9.1	Survival of Representations, Warranties and Covenants	93
9.2	Notices	93
9.3	Amendment	94
9.4	Extension; Waiver	94
9.5	Assignment	95
9.6	Confidentiality	95
9.7	Entire Agreement	95
9.8	Third-Party Beneficiaries	95
9.9	Severability	96
9.10	Remedies	96
9.11	Governing Law	98
9.12	Consent to Jurisdiction	98
9.13	WAIVER OF JURY TRIAL	99
9.14	Company Disclosure Letter	99
9.15	Counterparts	99

Exhibits

Exhibit A	Form of Certificate of Merger

Exhibit B	Rollover Stockholder

iii

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of November 21, 2024, by and among Mediaocean LLC, a Delaware limited liability company (“Parent”), Ignite Merger Sub, Inc, a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”, and together with Parent, the “Buyer Parties”), and Innovid Corp., a Delaware corporation (the “Company”). Each of the Company, Parent and Merger Sub is sometimes referred to as a “Party.” All capitalized terms that are used in this Agreement have the respective meanings given to them in Article I.

RECITALS

A. The board of directors of the Company (the “Company Board”) has unanimously (i) determined that this Agreement, providing for the merger of Merger Sub with and into the Company (the “Merger”) in accordance with the General Corporation Law of the State of Delaware (the “DGCL”) upon the terms and subject to the conditions set forth herein, and the other transactions contemplated by this Agreement are advisable, fair to and in the best interests of the Company and the Company Stockholders; (ii) approved this Agreement and the execution and delivery of this Agreement by the Company, the performance by the Company of its covenants and other obligations hereunder, and the consummation of the Transactions (as defined herein) upon the terms and subject to the conditions set forth herein; (iii) resolved to submit this Agreement to the Company Stockholders for consideration at a Company Stockholder Meeting; and (iv) subject to Section 5.3(d), resolved to recommend that the Company Stockholders adopt this Agreement in accordance with the DGCL at any Company Stockholder Meeting.

B. Each of the sole member of Parent and the board of directors of Merger Sub has (i) declared it advisable to enter into this Agreement; (ii) approved this Agreement and the execution and delivery of this Agreement, the performance of their respective covenants and other obligations hereunder, and the consummation of the Merger and the other Transactions upon the terms and subject to the conditions set forth herein; and (iii) in the case of the board of directors of Merger Sub only, recommended that Parent, as the sole stockholder of Merger Sub, adopt this Agreement and approve the Merger in accordance with the DGCL.

C. As a condition and inducement to the Company’s willingness to enter into this Agreement, Parent has delivered to the Company concurrently with the execution of this Agreement, the Financing Commitments.

D. Concurrently with the execution of this Agreement, and as a condition of, and inducement to, the willingness of Parent to enter into this Agreement, Parent has entered into agreements with the Company Stockholders party thereto to vote in favor of the Transactions (the “Support Agreements”).

E. Prior to, or concurrently with the execution of this Agreement, the Rollover Stockholder has entered into a Rollover Agreement with OceanKey TopCo LLP (“TopCo”) (the “Rollover Agreement”).

F. Promptly following the execution of this Agreement, Parent, as the sole stockholder of Merger Sub, shall adopt resolutions adopting and approving this Agreement and the transactions contemplated by this Agreement, including the Merger (the “Merger Sub Stockholder Approval”).

G. The Buyer Parties and the Company desire to (i) make certain representations, warranties, covenants and agreements in connection with this Agreement and the Merger; and (ii) prescribe certain conditions with respect to the consummation of the Merger.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants and agreements set forth herein, as well as other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, and intending to be legally bound hereby, the Buyer Parties and the Company agree as follows:

Article I

DEFINITIONS & INTERPRETATIONS

1.1 Certain Definitions. For all purposes of and pursuant to this Agreement, the following capitalized terms have the following respective meanings:

(a) “Acceptable Confidentiality Agreement” means any confidentiality agreement (i) containing terms no less restrictive in any material respect on the Company’s counterparty (and its Affiliates and Representatives) than those contained in the Confidentiality Agreement, (ii) that does not contain terms that restrict the Company’s ability to comply with its obligations under this Agreement (including Section 5.3) and consummate the Transactions and (iii) that does not contain any provision requiring the Company or its Subsidiaries to pay or reimburse the counter-party’s fees, costs or expenses of any nature, except that such confidentiality agreement (x) need not contain any “standstill” or similar provision or otherwise prohibit the making of any Acquisition Proposal and (y) may contain such changes specifically necessary in order for the Company Group to be able to comply with its obligations under this Agreement.

(b) “Acquisition Proposal” means any inquiry, bid, indication of interest, request for information, offer or proposal (other than by the Buyer Parties) relating to an Acquisition Transaction.

(c) “Acquisition Transaction” means any transaction or series of related transactions (other than any of the transactions contemplated hereby between the Company and the Buyer Parties) involving:

(i) any direct or indirect purchase or other acquisition (or any joint venture or other arrangement having the same economic effect as an acquisition or purchase) by any Person or “group” (as defined pursuant to Section 13(d) of the Exchange Act) of Persons (in each case, other than the Buyer Parties or their Affiliates or any group that includes the Buyer Parties or their Affiliates), whether from the Company or any other Person(s), of securities representing more than 15% of the total outstanding equity securities of the Company (or more than 15% of the respective voting power thereof) after giving effect to the consummation of such purchase or other acquisition, including pursuant to a tender offer or exchange offer by any Person or “group” of Persons that, if consummated in accordance with its terms, would result in such Person or “group” of Persons beneficially owning more than 15% of the total outstanding equity securities of the Company (or more than 15% of the respective voting power thereof) after giving effect to the consummation of such tender or exchange offer or other transaction;

(ii) any direct or indirect purchase or other acquisition (or any joint venture or other arrangement having the same economic effect as an acquisition or purchase) by any Person or “group” (as defined pursuant to Section 13(d) of the Exchange Act) of Persons (in each case, other than the Buyer Parties or their Affiliates or any group that includes the Buyer Parties or their Affiliates) of assets constituting or accounting for more than 15% of the consolidated assets (measured by the fair market value thereof as of the date of such purchase or other acquisition), revenue or net income of the Company Group, taken as a whole;

(iii) any merger, consolidation, business combination, share exchange, recapitalization, reorganization, liquidation, dissolution or other transaction involving the Company pursuant to which any Person or “group” (as defined pursuant to Section 13(d) of the Exchange Act) of Persons (in each case, other than the Buyer Parties or their Affiliates or any group that includes the Buyer Parties or their Affiliates) would beneficially own (within the meaning of Rule 13d-3 and Rule 13d-5 under the Exchange Act) securities representing more than 15% of the total equity securities of the Company (or more than 15% of the respective voting power thereof) after giving effect to the consummation of such transaction; or

(iv) any combination of the foregoing.

(d) “Affiliate” means, with respect to any Person, any other Person that, directly or indirectly, controls, is controlled by or is under common control with such Person. For purposes of this definition, the term “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of that Person, whether through the ownership of voting securities or partnership or other ownership interests, by contract or otherwise; provided that, in no event shall (i) Parent or Merger Sub be considered an “Affiliate” of any member of the CVC Network, or (ii) any member of the CVC Network be considered an “Affiliate” of Parent or Merger Sub, other than for purposes of the definition of “Parent Related Parties” and Section 8.2(b).

(e) “AI/ML” means generative artificial intelligence, deep learning and other machine learning or artificial intelligence technologies, including any and all proprietary algorithms, Software or other IT assets that include large language models, natural language processing, computer vision, neural networks or reinforcement learning.

(f) “Ancillary Agreements” means the documents, certificates and instruments and other agreements among the Parties as contemplated by the Transactions, including the Confidentiality Agreement, and the Financing Commitments; provided, that the Ancillary Agreements do not include the Support Agreements or the Rollover Agreements.

(g) “Antitrust Laws” means the Sherman Antitrust Act, the Clayton Antitrust Act, the HSR Act, the Federal Trade Commission Act and all other laws, whether in any domestic or foreign jurisdiction, that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or significant impediments or lessening of competition or the creation or strengthening of a dominant position through merger or acquisition, in any case that are applicable to the Merger.

(h) “Audited Company Balance Sheet” means the consolidated balance sheet (and the notes thereto) of the Company Group as of December 31, 2023, set forth in the Company’s Annual Report on Form 10-K filed by the Company with the SEC for the fiscal year ended December 31, 2023.

(i) “Business Day” means each day that is not a Saturday, Sunday or other day on which banks are required or authorized by Law to be closed in New York, New York.

(j) “Code” means the U.S. Internal Revenue Code of 1986, as amended.

(k) “Company Common Stock” means the Common Stock, par value $0.0001 per share, of the Company.

(l) “Company Equity Plans” means, collectively, the Innovid Corp. 2021 Omnibus Incentive Plan, the Innovid, Inc. Global Share Incentive Plan (2008) and any other compensatory equity compensation plan under which any outstanding Company Option or Company RSU has been granted.

(m) “Company ESPP” means the Innovid Corp. 2021 Employee Stock Purchase Plan.

(n) “Company Group” means the Company and its Subsidiaries.

(o) “Company Intellectual Property” means any and all Intellectual Property that is owned (or purported to be owned), in whole or in part, by any member of the Company Group.

(p) “Company IT Systems” means any and all IT Systems that are owned, leased, or otherwise controlled by any member of the Company Group and used or held for use by or for any member of the Company Group in the conduct of the business of the Company Group.

(q) “Company Loan and Security Agreement” means the Amended and Restated Loan and Security Agreement, dated as of August 4, 2022, between Innovid LLC, TV Squared Inc and Silicon Valley Bank, a division of First-Citizens Bank & Trust Company, as amended by the First Loan Modification Agreement, dated as of August 2, 2023, the Second Loan Modification Agreement, dated as of June 26, 2024 and as further amended, restated, amended and restated, replaced (whether upon or after termination or otherwise, and whether with the original lenders or otherwise), refinanced, supplemented, modified or otherwise changed (in whole or in part, and without limitation as to amount, terms, conditions, covenants and other provisions) from time to time, including any extension of the maturity thereof or increase in the amount of available borrowings thereof.

(r) “Company Material Adverse Effect” means any change, event, effect, development, condition, fact, state of facts, occurrence or circumstance (each, an “Effect”) that, individually or in the aggregate, when taken together with any other Effect, has had or would reasonably be expected to (i) have a material adverse effect on the business, assets, liabilities, financial condition or results of operations of the Company Group, taken as a whole, or (ii) prevent, materially impair, materially impede or materially delay the consummation of the Transactions contemplated hereby on a timely basis; provided, however, that solely with respect to clause (i), none of the following (by itself or when aggregated) will be deemed to be or constitute a Company Material Adverse Effect or will be taken into account when determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur (subject to the limitations set forth below):

(i) changes in general economic conditions in the United States or any other country or region in the world, or changes in conditions in the global economy generally;

(ii) changes in general conditions in the financial markets, credit markets, securities markets or capital markets in the United States or any other country or region in the world, including (1) changes in interest rates or credit ratings generally in the United States or any other country; (2) changes in exchange rates generally for the currencies of any country; or (3) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market operating in the United States or any other country or region in the world;

(iii) changes in general conditions in the industries in which the Company Group operates or any of its clients, customers or other business counterparties operate;

(iv) changes in general regulatory, legislative or political conditions in the United States or any other country or region in the world;

(v) any general geopolitical conditions, outbreak of hostilities, acts of war, sabotage, riot, terrorism or military actions (including any escalation or general worsening of any such hostilities, acts of war, sabotage, terrorism or military actions) in the United States or any other country or region in the world;

(vi) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, weather conditions and other force majeure events in the United States or any other country or region in the world;

(vii)  any cyberterrorism (including by means of cyberattack);

(viii) any epidemic, pandemic or disease outbreak (or the worsening thereof), or any Law, directive, guidelines or recommendations issued by a Governmental Authority, the Centers for Disease Control and Prevention, the World Health Organization, any other Governmental Authority or industry group providing for business closures, “sheltering-in-place,” curfews or other restrictions that relate to, or arise out of, an epidemic, pandemic or disease outbreak or any other Special Measures;

(ix) any Effect to the extent resulting from the announcement of this Agreement or the pendency of the Merger and the other Transactions, including the impact thereof on the relationships, contractual or otherwise, of the Company Group with suppliers, customers, partners or vendors; provided, however, that this clause (ix) shall not apply to any representation or warranty contained in Sections 3.5 and 3.6;

(x) the taking by any Party of any action expressly required to be taken, or the failure by any Party to take any action expressly prohibited, by this Agreement;

(xi) any change in Law, regulatory policies, accounting standards or principles (including GAAP) or any guidance (including from the SEC or any other Governmental Authority) relating thereto or interpretation thereof, in each case after the date of this Agreement;

(xii) changes after the date of this Agreement in the price or trading volume of the Company Common Stock or Company Warrants, in and of itself (it being agreed that any cause of such change may be, in and of itself, taken into consideration when determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur, to the extent not otherwise expressly excluded by the definition hereof);

(xiii) any failure, in and of itself, by the Company Group to meet (1) any public analyst estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period; or (2) any internal projections or forecasts of its revenues, earnings or other financial performance (it being agreed that any cause of any such failure may be deemed to constitute, in and of itself, a Company Material Adverse Effect and may be taken into consideration when determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur, to the extent not otherwise expressly excluded by the definition hereof); and

(xiv) any Transaction Litigation;

with respect to clauses (i), (ii), (iii), (iv), (v), (vi), (vii), (viii) and (xi), to the extent that such Effect has had a disproportionate adverse effect on the Company relative to other companies operating in the industries in which the Company Group conducts business, in which case only the incremental disproportionate adverse impact may be taken into account in determining whether there has occurred, or would reasonably be expected to occur, a Company Material Adverse Effect.

(s) “Company Option” means an option to purchase shares of Company Common Stock granted under any Company Equity Plan.

(t) “Company Preferred Stock” means the Preferred Stock, par value $0.0001 per share, of the Company.

(u) “Company Products” means any and all products (including devices, Software, and mobile applications) and services (including software-as-a-service and web and application services) marketed, distributed, imported, licensed out, provided, made available, offered, sold, or supported by or on behalf of any member of the Company Group as of the date of this Agreement.

(v) “Company Registered Intellectual Property” means any and all of the Registered Intellectual Property owned (or purported on Section 3.15(a) of the Company Disclosure Letter to be owned), in whole or in part, by any member of the Company Group.

(w) “Company RSU” means a restricted stock unit award granted under any Company Equity Plan.

(x) “Company Stockholders” means the holders of shares of Company Common Stock.

(y) “Company Termination Fee” shall mean an amount equal to $17,000,000.

(z) “Company Warrants” means, collectively, the Private Placement Warrants and the Public Warrants.

(aa) “Continuing Employee” means each individual who is an employee of the Company Group immediately prior to the Effective Time and continues to be an employee of Parent or one of its Subsidiaries (including the Surviving Corporation) on and immediately following the Effective Time.

(bb) “Contract” means any (i) legally binding contract, subcontract, letter of intent, note, bond, mortgage, indenture, lease, sublease, license, sublicense, or (ii) other legally binding agreement of any kind, whether in writing or not.

(cc) “Copyleft Terms” means any and all open source Software license terms that require that any other Intellectual Property that is used by or with, incorporates, relies on, or is linked to or with, is derived from, or is distributed with such open source Software be (i) disclosed, made available, distributed, or offered to any Person, whether in the form of object code, source code, software-as-a-service, or otherwise; (ii) licensed to any Person, including for purposes of creating modifications or derivative works; or (iii) subject to any other restrictions on, or other abridgment of, future licensing terms or the exercise or enforcement of any rights in such other Intellectual Property through any means.

(dd) “CVC Network” means (i) CVC Capital Partners plc, Clear Vision Capital Fund SICAV FIS S.A., (ii) each of their respective successors or assigns and any form of entity which is controlled by, or under common control with, CVC Capital Partners plc or Clear Vision Capital Fund SICAV FIS S.A. from time to time, together with any investment funds or vehicles advised or managed by any of the foregoing; (iii) any existing or prospective investor in or limited partner of any such investment funds or vehicles; and (iv) any portfolio companies of any such investment funds or vehicles (collectively, the “Portfolio Companies”); provided that for these purposes only “control” includes the power to (directly or indirectly and whether alone or with others) appoint or remove a majority of an entity’s directors or its general partner, manager, adviser, trustee, founder, guardian, beneficiary or other management officeholder and controlled and controlling shall be interpreted accordingly; provided, further, that Parent and Merger Sub shall not be considered Portfolio Companies or part of the CVC Network.

(ee)  “DOJ” means the United States Department of Justice or any successor thereto.

(ff) “Environmental Laws” means any Laws relating to pollution, the environment, or Hazardous Materials.

(gg) “Environmental Permit” means any Permit or identification number under any Environmental Law.

(hh) “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

(ii) “Exchange Act” means the Securities Exchange Act of 1934.

(jj) “Financing Conditions” means (a) with respect to the Debt Financing, the conditions precedent set forth in Section 6 and Exhibit C of the Debt Commitment Letter, and (b) with respect to the Equity Financing, the conditions precedent to the Buyer Parties’ obligations under this Agreement set forth in Section 7.2.

(kk) “Financing Sources” means the Persons (other than Parent, Merger Sub, and their respective Affiliates), if any, in their respective capacities as such, that have committed to provide, arrange, underwrite or place all or any portion of the Debt Financing in connection with the Merger, including the commitment parties under the Debt Commitment Letter and the commitment parties under any joinder agreements or credit agreements entered into pursuant thereto or relating thereto, together with their Representatives, Affiliates and their Affiliates’ Representatives (in their capacity as such) and their respective successors and assigns, provided that in no event shall any of Parent or any of its Affiliates be deemed to be Financing Sources hereunder.

(ll) “GAAP” means generally accepted accounting principles, consistently applied, in the United States.

(mm) “Governmental Authority” means any government, governmental or regulatory entity or body, department, commission, bureau, council, board, agency or instrumentality or official, and any court, tribunal, arbitrator or arbitral body (public or private) or other legislative judicial or executive body, in each case whether federal, state, county or provincial, and whether local, foreign, multinational or transnational.

(nn) “group” has the meaning of “group” as defined in Section 13(d) of the Exchange Act.

(oo) “Hazardous Material” means (i) any petroleum, petroleum products, petroleum by- products, petroleum breakdown products, radioactive materials, asbestos, asbestos-containing materials, per- or polyfluoroalkyl substance, or polychlorinated biphenyls, or (ii) any chemical, material or substance defined, classified or regulated as toxic, hazardous, a pollutant, a contaminant, a waste or words of similar meaning and regulatory effect under any Environmental Law.

(pp) “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

(qq) “Indebtedness” means the principal amount of any of the following liabilities or obligations (plus, as applicable, any related accrued and unpaid interest, expenses, termination fees, breakage costs, commitment and other fees, prepayment penalties, sale or liquidity participation amounts, reimbursements, indemnities and all other amounts payable in connection therewith): (i) indebtedness for borrowed money, (ii) liabilities evidenced by bonds, debentures, indentures, notes or other similar instruments or debt securities, and (iii) guarantees and arrangements having the economic effect of a guarantee by the Company Group of any Indebtedness described in the other clauses of this definition of any other Person or secured by any Lien or security interest on the assets of the Company Group.

(rr) “Intellectual Property” means any and all intellectual or industrial property and all right, title, and interest therein and thereto recognized under the applicable Law of any jurisdiction (including the United States and foreign) or rights under international treaties, including all: (i) patents and patent applications, including any provisionals, divisionals, continuations, continuations-in-part, reissues, renewals, extensions, and reexaminations thereof, and all foreign counterparts of any of the foregoing (including utility models) (“Patents”); (ii) works of authorship, copyrights, database rights, mask works, and all associated moral rights and special rights of authorship, in each case whether registered or unregistered (“Copyrights”); (iii) trademarks, service marks, brand names, corporate, trade, and business names, certification marks, logos, slogans, trade dress rights and other similar designation of origin and rights therein, in each case whether registered or unregistered (including all translations, adaptations, derivations, and combinations of the foregoing) and all goodwill associated therewith (“Marks”); (iv)  rights in Software; (v) trade secrets and other proprietary confidential information, including formulas, compositions, unpatented inventions (whether patentable or unpatentable and whether or not reduced to practice), invention disclosures, confidential financial and accounting data, technical data, customer lists, supplier lists, business plans, know how, formulae, methods (whether or not patentable), specifications, designs, analyses, processes, procedures, source code, object code, and techniques, research and development information, industry analyses, drawings, databases, data collections and related confidential information (“Trade Secrets”); (vi) domain names, social media accounts, and other handles, names and locators identifying the source of content on the Internet; (vii) rights of publicity; (viii) applications and registrations relating to any of the foregoing anywhere in the world; and (ix) any other intellectual property rights or similar or equivalent rights to any of the foregoing anywhere in the world, including the rights to sue, recover damages or other amounts for, and enjoin the past, present or future infringement, misappropriation, dilution, misuse, or other violation of any of the foregoing anywhere in the world.

(ss) “IP Contract” means any Contract to which a member of the Company Group is a party (i) pursuant to which a member of the Company Group grants to a third Person any license or other rights with respect to any Company Intellectual Property (including by means of a covenant not to sue), which contract or Intellectual Property is material to the operation of the business of the Company Group, other than any (1)  reasonable non-disclosure agreements entered into in the ordinary course of business; (2) non-exclusive licenses (including software as a service or “SaaS” licenses and any rights granted under any terms of use for any website of any member of the Company Group) granted in the ordinary course of business (A) to customers or (B) to service providers for use for the benefit of any member of the Company Group; and (3) non-exclusive licenses that are incidental or ancillary to such Contract; and (ii) pursuant to which a third Person has granted to a member of the Company Group any license or other rights with respect to any Intellectual Property of a third party (including by means of a covenant not to sue), which contract or Intellectual Property is material to the operation of the business of the Company Group, other than any (1) non-disclosure agreements entered into in the ordinary course of business; (2) non-exclusive licenses of uncustomized, generally commercially available “off the shelf” Software licensed for less than $100,000 annually; (3) Contracts pursuant to which any rights are granted to the Company Group member by any current or former employees, consultants or contractors of a member of the Company Group in the ordinary course of business in the same (or substantially the same) form made available to Parent without any material deviations thereto or therefrom; (4) non-exclusive licenses that are incidental or ancillary to such Contract and (5) licenses to open source Software.

(tt) “IRS” means the United States Internal Revenue Service or any successor thereto.

(uu) “IT Systems” means any and all hardware (whether general or special purpose), Software, databases, data communication lines, telecommunications, operational technology and other electronic data processing systems, network and telecommunications equipment, and other information technology infrastructure, assets, and equipment (including any of the foregoing accessed pursuant to outsourced or cloud computing arrangements).

(vv) “Knowledge” (i) of the Company, with respect to any matter in question, means the actual knowledge of the individuals set forth in Section 1.1 of the Company Disclosure Letter, in each case after reasonable inquiry of those employees who would reasonably be expected to have actual knowledge of the matter in question and (ii) of Parent or Merger Sub, with respect to any matter in question, means the actual knowledge of individuals set forth in Section 1.1 of the Parent Disclosure Letter, in each case after reasonable inquiry of those employees who would reasonably be expected to have actual knowledge of the matter in question.

(ww) “Law” means any legislation, statute, constitution, law (including common law), ordinance, Order, rule, regulation, code, directive, determination, ruling or stock exchange listing requirement, issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority, as applicable.

(xx) “Legal Proceeding” means any claim, action, charge, complaint, audit, lawsuit, litigation, complaint, subpoena, arbitration, investigation, or other similar legal action or proceeding brought by or pending before any Governmental Authority, arbitrator, mediator or other tribunal.

(yy) “Lien” means any charge, claim, lien (statutory or other), voting trust agreement, right of first refusal, mortgage, encumbrance, pledge, security interest, deed of trust, encroachment, right of way or other similar restriction of any kind (other than those created under applicable securities Law).

(zz)  “Material Contract” means any of the following Contracts:

(i) any “material contract” (as defined in Item 601(b)(10) of Regulation S-K promulgated by the SEC, other than those agreements and arrangements described in Item 601(b)(10)(iii) of Regulation S-K) with respect to the Company Group, taken as a whole;

(ii) any Contract with any of the 20 largest customers of the Company Group, taken as a whole, determined on the basis of total revenue of the Company Group attributable to such customers for the 12 months ended December 31, 2023;

(iii) any Contract with any of the top 20 vendors (excluding Contracts with legal, accounting, tax and similar professional service providers whose Contracts may be cancelled without material liability to the Company or its Subsidiaries upon notice of 90 days or less) to the Company Group, taken as a whole, determined on the basis of spend, excluding residual spend, by the Company Group, taken as a whole, for the 12 months ended December 31, 2023;

(iv) any Contract which is not otherwise a Material Contract (excluding Contracts with legal, accounting, tax and similar professional service providers whose Contracts may be cancelled without material liability to the Company or its Subsidiaries upon notice of 90 days or less) that involves aggregate payments or consideration furnished (x) by the Company or by any of its Subsidiaries of more than $1,000,000 or (y) to the Company or to any of its Subsidiaries of more than $1,500,000 in each case, in the calendar year ended December 31, 2023 or any future calendar year;

(v) any Contract under which the Company Group has created, incurred, assumed or guaranteed any Indebtedness in an amount in excess of $500,000;

(vi) any Contract entered into on or after January 1, 2022 (A) relating to the disposition or acquisition by the Company or any of its Subsidiaries of a material amount of the assets of the Company Group, taken as a whole, or (B) pursuant to which the Company or any of its Subsidiaries has acquired or will acquire any ownership interest in any Person;

(vii) any joint venture, strategic alliance or similar Contract or other arrangement involving a sharing of profits;

(viii) any Contract requiring capital expenditures after the date of this Agreement in an amount in excess of $200,000 in the aggregate;

(ix)  any IP Contract;

(x) any Collective Bargaining Agreement;

(xi) any Contract for the employment or engagement of any director, officer, employee or independent contractor providing for annual base salary in excess of $150,000;

(xii) any Contract (i) containing covenants of the Company or any of its Subsidiaries expressly (A) prohibiting or limiting the right of the Company or any of its Subsidiaries (or, after the Closing Date, the Surviving Corporation) to engage in or compete with any Person in any line of business, (B) prohibiting or restricting the Company’s and its Subsidiaries’ (or, after the Closing Date, the Surviving Corporation’s) ability to conduct their business with any Person in any geographic area, or levying a fine, charge, or other payment for engaging in any of the foregoing, in each case, that has or would reasonably be expected to have a material and adverse effect on the business of the Company and its Subsidiaries (or, after the Closing Date, the Surviving Corporation) as currently operated, in each case other than customary non-solicitation and no hire provisions entered into in the ordinary course of business; or (C) limiting the right of the Company or any of its Subsidiaries (or, after the Closing Date, the Surviving Corporation) to enter into any reseller, referral partner or similar partner agreements with third parties or (ii) of the Company Group pursuant to which any Person is granted most favored nation pricing, or containing any other similar pricing restrictions; and

(xiii) any Contract that is a settlement, conciliation or similar agreement with any Governmental Authority or pursuant to which the Company or any of its Subsidiaries will have any material outstanding obligations after the date of this Agreement; and

(xiv) any Contract authorizing, committing or agreeing to enter into any Contract of the types described in the foregoing clauses (i) through (xiii).

(aaa) “NYSE” means The New York Stock Exchange and any successor stock exchange.

(bbb) “Order” means any decision, decree, writ, award, ruling, judgment, injunction, or order, whether temporary, preliminary or permanent or other order of any Governmental Authority that is binding on any Person or its property under applicable Law.

(ccc) “Permitted Liens” means any of the following: (i) liens for Taxes, assessments and governmental charges or levies either not yet due and payable or that are being contested in good faith and by appropriate proceedings and for which appropriate reserves have been established on consolidated financial statements of the Company Group filed with the Company SEC Reports to the extent required by GAAP; (ii) mechanics, carriers’, workmen’s, warehousemen’s, repairmen’s, materialmen’s or other liens or security interests that are not yet delinquent or that are being contested in good faith and by appropriate proceedings and for which appropriate reserves have been established to the extent required by GAAP; (iii) leases, subleases and licenses (other than capital leases and leases underlying sale and leaseback transactions); (iv) liens imposed by applicable Law (other than Tax Law); (v) pledges or deposits to secure obligations pursuant to workers’ compensation Laws or similar legislation or to secure public or statutory obligations; (vi) pledges and deposits to secure the performance of bids, trade contracts, leases, surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case in the ordinary course of business; (vii) defects, imperfections or irregularities in title, easements, covenants and rights of way (unrecorded and of record) and other similar liens (or other non-monetary encumbrances of any type), and zoning, building and other similar codes or restrictions, in each case that do not adversely affect in any material respect the current use or value of the applicable property owned, leased, used or held for use by the Company Group; (viii) liens securing indebtedness or liabilities that are reflected in the Company SEC Reports filed as of the date of this Agreement; (ix) non-exclusive licenses of Company Intellectual Property granted in the ordinary course of business (1) to customers or (2) to service providers for use for the benefit of any member of the Company Group in the ordinary course of business; (x) statutory, common law or contractual liens (or other encumbrances of any type) of landlords or liens against the interests of the landlord or owner of any Leased Real Property unless caused by the Company Group; (xi) liens (or other encumbrances of any type) that do not materially and adversely affect the use or operation of the property subject thereto; and (xii) liens that will be released at or prior to the Closing.

(ddd) “Person” means any individual, corporation (including any non-profit corporation), limited liability company, joint stock company, general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, firm, Governmental Authority or other enterprise, association, organization or entity.

(eee) “Personal Information” means any information classified as ‘personal information,’ ‘personal data,’ ‘personally identifiable information’ or analogous terms under applicable Privacy Laws.

(fff) “Privacy Laws” means all Laws applicable to the Company pertaining to the privacy and security of Personal Information, including all Laws governing the Processing of Personal Information, including, but not limited to: (a) Regulation (EU) 2016/679 (the “GDPR”), EU Directives 2002/58/EC and 2009/136/EC (each as implemented into the national Laws of EU Member States); (b) the UK GDPR, as defined in s.3(10) of the Data Protection Act 2018 (the “UK GDPR”); (c) the California Consumer Privacy Act (“CCPA”); and (d) any equivalent laws in any other part of the world; each to the extent applicable to the Company Group and each as amended, consolidated or replaced prior to the date of this Agreement.

(ggg) “Private Placement Warrant Agreement” means that certain Private Placement Warrants Purchase Agreement, dated as of February 10, 2021, by and between ION Acquisition Corp 2 Ltd. and ION Holdings 2, LP.

(hhh) “Private Placement Warrants” has the meaning assigned to such term in the Private Placement Warrant Agreement.

(iii)  “Processing” means any operation or set of operations which is performed upon Personal Information, whether or not by automatic means, including but not limited to: collection, recording, organization, storage, adaptation or alteration, retrieval, consultation, use, security, disclosure by transmission, dissemination or otherwise making available, alignment or combination, blocking, erasure or destruction.

(jjj)  “Proprietary Software” means any and all Software owned (or purported to be owned), in whole or in part, by any member of the Company Group.

(kkk) “Public Warrants” has the meaning assigned to such term in the Warrant Agreement.

(lll)  “Registered Intellectual Property” means all United States, international and foreign (i) issued Patents and pending Patent applications (including provisional applications); (ii) registered Marks and applications to register Marks (including intent-to-use applications, or other registrations or applications for the registration of Marks); (iii) registered Copyrights and applications for Copyright registration; and (iv) domain names.

(mmm) “Rollover Shares” means, collectively, the shares of Company Common Stock contributed to TopCo by the Rollover Stockholder pursuant to the Rollover Agreement, as set forth in Exhibit B.

(nnn) “Rollover Stockholder” means the Company Stockholder set forth in Exhibit B who is party to a Rollover Agreement.

(ooo) “Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

(ppp) “SEC” means the United States Securities and Exchange Commission or any successor thereto.

(qqq) “Securities Act” means the Securities Act of 1933.

(rrr) “Software” means any and all (a) computer programs (including firmware, algorithms, heuristics, and models, whether in object code, source code, human readable form or other format) and all versions, updates, and patches thereof, (b) databases, whether machine readable or otherwise, (c) descriptions, flow-charts and other documentation used to design, plan, organize and develop any of the foregoing, (d) screens, user interfaces, report formats, development tools, templates, menus, buttons and icons, and (e) all documentation including developer notes, instructions, comments, source code comments and annotations, user manuals and other training documentation relating to any of the foregoing.

(sss) “Special Measures” means any quarantine, “shelter in place,” “stay at home,” social distancing, shut down, closure, sequester, safety or similar Law, directive, protocols or guidelines promulgated by any Governmental Authority, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to any epidemic or pandemic, including the Coronavirus Aid, Relief and Economic Security Act, as may be amended, and the Families First Coronavirus Response Act, as may be amended.

(ttt)  “Subsidiary” of any Person means any other Person (other than a natural Person) of which securities or other ownership interests (i) having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions or (ii) representing more than 50% of the total outstanding securities or ownership interests of such first Person, in each case, are owned, directly or indirectly, by such first Person.

(uuu) “Superior Proposal” means any bona fide written Acquisition Proposal for an Acquisition Transaction that (i) was not solicited in breach of Section 5.3 and (ii) is on terms that the Company Board has determined in good faith (after consultation with its financial advisor and outside legal counsel) is reasonably likely to be consummated in accordance with its terms, taking into account all legal, regulatory and financing aspects of the proposal (including certainty of closing), the identity of the Person making the proposal and other aspects of the Acquisition Proposal that the Company Board deems relevant, and if consummated, would reasonably be expected to be more favorable, from a financial point of view, to the Company Stockholders (in their capacity as such) than the Merger (taking into account any revisions to this Agreement made or proposed in writing by Parent prior to the time of such determination). For purposes of the reference to an “Acquisition Proposal” in this definition, all references to “15%” in the definition of “Acquisition Transaction” will be deemed to be references to “50%”.

(vvv) “Tax” means any federal, state, local and foreign gross receipts, income, capital gains, profits, sales, use, production, occupation, value-added, ad valorem, transfer, documentary, franchise, registration, profits, license, lease, service, service use, capital stock, social security, disability, severance, environmental, stamp, premium, withholding, payroll, employment, unemployment, estimated, alternative minimum, windfall profits, excise, property (real or personal), customs, duties or other taxes, assessments, charges, fees, levies or other governmental charges in the nature of a tax (whether payable directly or by withholding, whether or not requiring the filing of a Tax Return, and whether disputed or not), together with all interest, penalties and additions imposed with respect to (or in lieu of) such penalties or additions or other foregoing amounts imposed by any Governmental Authority.

(www) “Tax Return” means any return, declaration, statement, claim for refund, schedule, disclosure, election, estimation, report or other information return or document that is filed or required to be filed with a Governmental Authority with respect to Taxes, including amendments and attachments thereto.

(xxx) “Transactions” means the transactions contemplated by this Agreement and the Ancillary Agreements, including the Merger.

(yyy) “Transaction Litigation” means any Legal Proceeding commenced or threatened in writing by a Company Stockholder against a Party or any of its Subsidiaries or Affiliates (or any of their respective directors or executive officers), in each case in connection with, arising from or otherwise relating to or regarding the Merger or any other transaction contemplated by this Agreement, including any Legal Proceeding alleging or asserting any misrepresentation or omission in the Proxy Statement, any Other Required Company Filing or any other communications to the Company Stockholders, other than any Legal Proceedings among the Parties and their Affiliates or with the Financing Sources related to this Agreement or the Financing Commitments.

(zzz) “Treasury Regulations” means the regulations promulgated under the Code.

(aaaa) “WARN” means the United States Worker Adjustment and Retraining Notification Act of 1988 and any similar foreign, state or local Law.

(bbbb) “Warrant Agreement” means that certain Warrant Agreement, dated as of February 10, 2021, by and between ION Acquisition Corp 2 Ltd. and Continental Stock Transfer & Trust Company, a New York corporation.

(cccc) “Willful and Material Breach” means (x) a material breach of this Agreement that is a consequence of an act or failure to act undertaken or omitted to be taken by the breaching Party with the actual knowledge that the taking of such act or failure to take such act would, or would reasonably be expected to, constitute a material breach of this Agreement, or (y) in the case of the Buyer Parties, failure to consummate the Equity Financing (i) when and as required to be consummated in accordance with the terms of the Equity Commitment Letters and this Agreement and (ii) when each Equity Funding Circumstance has been met.

1.2 Additional Definitions. The following capitalized terms have the respective meanings given to them in the respective Sections of this Agreement set forth opposite each of the capitalized terms below:

Term	Section Reference

Agreement	Preamble
Alternative Acquisition Agreement	5.3(a)
Alternative Debt Financing	6.5(d)
Anti-Corruption Laws	3.28
Buyer Parties	Preamble
Bylaws	3.1
Cap	8.3(f)(ii)
Capitalization Date	3.7(a)
Certificate of Merger	2.2
Certificates	2.10(c)
Charter	2.5(a)
Chosen Courts	9.12(a)
Closing	2.3
Closing Date	2.3
Collective Bargaining Agreement	3.19(a)
Company	Preamble
Company Board	Recitals
Company Board Recommendation	3.3(a)
Company CIC Plan	6.11(c)
Company Disclosure Letter	Article III
Company Equity Awards	3.7(b)
Company Financial Advisor	3.26

Company Option Consideration	2.8(b)
Company Related Parties	8.3(f)(i)
Company RSU Consideration	2.8(a)
Company SEC Reports	3.9(a)
Company Securities	3.7(d)
Company Stockholder Meeting	6.4(a)
Confidentiality Agreement	9.6
Consent	3.6
Continuation Period	6.11(a)
Copyrights	1.1(ss)
Current Insurance	6.10(c)
Debt Commitment Letter	4.11(a)
Debt Financing	4.11(a)
Debt Financing Commitment	4.11(a)
DGCL	Recitals
Dissenting Company Shares	2.7(d)(i)
Dollars	1.3(e)
DTC	2.10(d)
DTC Payment	2.10(d)
Effect	1.1(r)
Effective Time	2.2
Electronic Delivery	9.15
Employee Plan	3.18(a)
Enforceability Limitations	3.2
Equity Award Consideration	2.8(b)
Equity Commitment Letter	4.11(a)
Equity Financing	4.11(a)
ERISA Affiliate	3.18(b)
Event Notice Period	5.3(d)(i)(1)
Exchange Fund	2.10(b)
Financing	4.11(a)
Financing Commitments	4.11(a)
Indemnified Person	6.10(a)
Insured Persons	6.10(c)
Internal Financing	4.11(c)
Intervening Event	5.3(d)(i)
Lease	3.14(b)
Leased Real Property	3.14(b)
Marks	1.1(ss)
Maximum Amount	6.10(c)
Merger	Recitals
Merger Sub Stockholder Approval	Preamble
New Plan	6.11(b)
No-Shop Period Start Date	5.3(a)
Other Required Company Filing	6.3(b)
Owned Company Share	2.7(a)(iii)

Parent	Preamble
Parent Closing Accounts	4.11(c)
Parent Closing Amount	4.11(c)
Parent Disclosure Letter	Article IV
Parent Related Parties	8.3(f)(ii)
Parent Termination Fee	8.3(c)
Party	Preamble
Patents	1.1(ss)
Payment Agent	2.10(a)
Payoff Letters	6.18
Per Share Price	2.7(a)(ii)
Permits	3.20
Prohibited Financing Modifications	6.5(b)(iv)
Proposal Notice Period	5.3(d)(ii)(3)
Proxy Statement	6.3(a)
Recommendation Change	5.3(c)(i)
Reimbursement Obligations	6.6(a)
Repaid Indebtedness	6.18
Representatives	5.3(a)
Required Amount	4.11(c)
Requisite Stockholder Approval	3.4
Sanctioned Country	3.22
Sanctions	3.22
Security Incident	3.15(g)
Support Agreement	Recitals
Surviving Corporation	2.1
Termination Date	8.1(c)
TopCo	Preamble
TopCo RSUs	2.8(a)
Trade Secrets	1.1(ss)
Uncertificated Shares	2.10(c)
Written	1.3(q)

1.3 Certain Interpretations.

(a) When a reference is made in this Agreement to an Article or a Section, such reference is to an Article or a Section of this Agreement unless otherwise indicated, and references to “paragraphs” or “clauses” are to separate paragraphs or clauses of the Section or subsection in which the reference occurs. When a reference is made in this Agreement to a Schedule or Exhibit, such reference is to a Schedule or Exhibit to this Agreement, as applicable, unless otherwise indicated.

(b) When used herein, (i) the words “hereof,” “herein” and “herewith” and words of similar import will, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement; and (ii) the words “include,” “includes” and “including” will be deemed in each case to be followed by the words “without limitation.”

(c) Unless the context otherwise requires, “neither,” “nor,” “any,” “either” and “or” are not exclusive.

(d) The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and does not simply mean “if.”

(e) When used in this Agreement, references to “$” or “Dollars” are references to U.S. dollars.

(f)   The meaning assigned to each capitalized term defined and used in this Agreement is equally applicable to both the singular and the plural forms of such term, and words denoting any gender include all genders. Where a word or phrase is defined in this Agreement, each of its other grammatical forms has a corresponding meaning.

(g) When reference is made to any party to this Agreement or any other agreement or document, such reference includes such party’s successors and permitted assigns. References to any Person include the successors and permitted assigns of that Person.

(h) Unless the context otherwise requires, all references in this Agreement to the Subsidiaries of a Person will be deemed to include all direct and indirect Subsidiaries of such entity.

(i) A reference to any specific legislation or to any provision of any legislation includes any amendment to, and any modification, re-enactment or successor thereof, any legislative provision substituted therefor and all rules, regulations and statutory instruments issued thereunder or pursuant thereto, except that, for purposes of any representations and warranties in that Agreement that are made as a specific date, references to any specific legislation will be deemed to refer to such legislation or provision (and all rules, regulations and statutory instruments issued thereunder or pursuant thereto) as of such date. References to any agreement or Contract are to that agreement or Contract as amended, modified or supplemented from time to time, and any exhibits, schedules, annexes, statements of work, riders and other documents attached thereto.

(j) All accounting terms used herein will be interpreted, and all accounting determinations hereunder will be made, in accordance with GAAP.

(k) The table of contents and headings set forth in this Agreement are for convenience of reference purposes only and will not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or any term or provision hereof.

(l) References to days mean calendar days unless otherwise specified. The measure of a period of one month or year for purposes of this Agreement will be the date of the following month or year corresponding to the starting date. If no corresponding date exists, then the end date of such period being measured will be the next actual date of the following month or year (for example, one month following May 18 is June 18 and one month following May 31 is July 1). When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period will be excluded and if the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day. References to “from” or “through” any date mean, unless otherwise specified, from and including or through and including such date, respectively.

(m) The Parties agree that they have been represented by legal counsel during the negotiation and execution of this Agreement and therefore waive the application of any Law, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the Party drafting such agreement or document.

(n) No reference in this Agreement to dollar amount thresholds will be deemed to be evidence of a Company Material Adverse Effect or materiality.

(o) The representations and warranties in this Agreement are the product of negotiations among the Parties and are for the sole benefit of the Parties. Any inaccuracies in such representations and warranties are subject to waiver by the Parties in accordance with Section 9.4 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the Parties of risks associated with particular matters regardless of the knowledge of any of the Parties. Consequently, Persons other than the Parties may not rely on the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

(p) Documents or other information or materials will be deemed to have been “made available,” “furnished,” “provided” or “delivered” (or any phrase of similar import) by the Company if such documents, information or materials have been electronically delivered to the relevant Party no later than 5:00 p.m. Eastern Time one calendar day prior to the date of this Agreement by being (i) posted to a virtual data room managed by the Company at www.datasite.com with respect to the transactions contemplated by this Agreement (including any “clean team room” or similar depository within such virtual data room) and made accessible therein to the Buyer Parties and their respective Representatives, subject to “clean team” procedures as agreed between Parent and the Company or (ii) filed with or furnished to the SEC and available on EDGAR.

(q) References to “writing” mean the representation or reproduction of words, symbols or other information in a visible form by any method or combination of methods, whether in electronic form or otherwise, and including writings delivered by Electronic Delivery. “Written” will be construed in the same manner.

Article II

THE MERGER

2.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement and the applicable provisions of the DGCL, at the Effective Time, (a) Merger Sub will be merged with and into the Company; (b) the separate corporate existence of Merger Sub will thereupon cease; and (c) the Company will continue as the surviving corporation of the Merger. The Company, as the surviving corporation of the Merger, is sometimes referred to herein as the “Surviving Corporation.”

2.2 The Effective Time. Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, the Buyer Parties and the Company will cause the Merger to be consummated pursuant to the DGCL by the Company filing a certificate of merger substantially in the form of Exhibit A attached hereto (the “Certificate of Merger”) with the Secretary of State of the State of Delaware in accordance with the applicable provisions of the DGCL (the time of such filing and acceptance of record by the Secretary of State of the State of Delaware, or such other time as may be agreed in writing by Parent and the Company and specified in the Certificate of Merger, being referred to herein as the “Effective Time”).

2.3 The Closing. The consummation of the Merger (the “Closing”) shall take place by the remote exchange of electronic copies of documents and signatures (including by Electronic Delivery) (a) as soon as practicable, and in no event later than the third Business Day, after the satisfaction or waiver (to the extent permitted by Law) of the last to be satisfied or waived of the conditions set forth in Article VII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver (to the extent permitted by Law) of such conditions at the Closing); provided that if any of the conditions set forth in Article VII are not satisfied or waived (to the extent permitted by Law) on such second Business Day, then the Closing shall take place on the first Business Day thereafter on which all such conditions have been satisfied or waived (to the extent permitted by Law) or (b) such other time, location and/or date as Parent and the Company mutually agree in writing; provided, however, that in no event shall the Closing occur prior to January 30, 2025, unless the Parties mutually agree otherwise. The date on which the Closing actually occurs is referred to as the “Closing Date.”

2.4 Effect of the Merger. At the Effective Time, the effect of the Merger will be as provided in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all (a) of the property, rights, privileges, powers and franchises of the Company and Merger Sub will vest in the Surviving Corporation; and (b) debts, liabilities, obligations and duties of the Company and Merger Sub will become the debts, liabilities, obligations and duties of the Surviving Corporation.

2.5 Certificate of Incorporation and Bylaws.

(a) Surviving Corporation Certificate of Incorporation. Immediately following the Effective Time, Parent will cause the Certificate of Incorporation of the Company (the “Charter”) to be amended and restated in its entirety to read in the form of the Certificate of Incorporation of Merger Sub, as in effect immediately prior to the Effective Time, and such amended and restated certificate of incorporation will be the certificate of incorporation of the Surviving Corporation, except that all references to Merger Sub’s name shall be replaced by references to “Innovid Corp.”, until thereafter amended in accordance with the applicable provisions of the DGCL and such certificate of incorporation.

(b) Surviving Corporation Bylaws. Immediately following the Effective Time, subject to the provisions of Section 6.10(a), Parent will cause the bylaws of the Company to be amended and restated in their entirety in the form of the bylaws of Merger Sub, as in effect immediately prior to the Effective Time, and such amended and restated bylaws will be the bylaws of the Surviving Corporation, except that all references to Merger Sub’s name shall be replaced by references to “Innovid Corp.”, until thereafter amended in accordance with the applicable provisions of the DGCL, the certificate of incorporation of the Surviving Corporation and such bylaws.

2.6 Directors and Officers.

(a) Directors of the Surviving Corporation. At the Effective Time, the Parties will take the necessary actions such that the initial directors of the Surviving Corporation will be the directors of Merger Sub as of immediately prior to the Effective Time, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors are duly elected or appointed and qualified.

(b) Officers of the Surviving Corporation. At the Effective Time, the Parties will take the necessary actions such that the initial officers of the Surviving Corporation will be the officers of the Company as of immediately prior to the Effective Time, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors are duly appointed.

2.7 Effect of Merger on Company Common Stock.

(a) Company Common Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the Buyer Parties, the Company or the holders of any of the following securities, the following will occur:

(i) each share of common stock, par value $0.01 per share, of Merger Sub that is issued and outstanding as of immediately prior to the Effective Time will automatically be cancelled and converted into one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation, and thereupon each certificate representing ownership of such shares of common stock of Merger Sub will thereafter represent ownership of shares of common stock of the Surviving Corporation;

(ii) each share of Company Common Stock that is outstanding as of immediately prior to the Effective Time (other than Owned Company Shares or Dissenting Company Shares) will be cancelled and extinguished and automatically converted into the right to receive cash in an amount equal to $3.15, without interest thereon (the “Per Share Price”), in accordance with the provisions of Section 2.10 (or in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit (and bond, if required) in accordance with the provisions of Section 2.12); and

(iii)  each share of Company Common Stock that is (A) held by the Company Group or (B) owned by the Buyer Parties or any of their direct or indirect wholly owned Subsidiaries of the Buyer Parties as of immediately prior to the Effective Time, or (C) a Rollover Share (each, an “Owned Company Share”) will automatically be cancelled and extinguished without any conversion thereof or consideration paid therefor.

(b) Rollover Shares. The Rollover Shares shall not be entitled to receive the Per Share Price pursuant to this Agreement and shall, immediately prior to the Closing, be contributed, to TopCo and contributed by TopCo and its Subsidiaries to Parent pursuant to the terms of the applicable Rollover Agreement and shall otherwise be treated in accordance with Section 2.7(a)(iii).

(c) Adjustment to the Per Share Price. The Per Share Price will be adjusted equitably (and subject to the terms of the Charter) to reflect the effect of any stock split, reverse stock split, stock distribution or dividend (including any dividend or other distribution of securities convertible into Company Common Stock), reorganization, recapitalization, reclassification, combination, exchange of shares or other similar change with respect to Company Common Stock occurring on or after the date of this Agreement and prior to the Effective Time; provided that nothing in this Section 2.7(b) shall be construed to permit the Company or any of its Subsidiaries to take any action with respect to its securities that is expressly prohibited by the terms of this Agreement.

(d) Statutory Rights of Appraisal.

(i) Notwithstanding anything to the contrary set forth in this Agreement, if required by the DGCL (but only to the extent required thereby), any share all shares of Company Common Stock that are issued and outstanding as of immediately prior to the Effective Time (other than the Owned Company Shares) and held by Company Stockholders who shall have neither voted in favor of the Merger nor consented thereto in writing and who shall have properly and validly exercised their statutory rights of appraisal in respect of such shares of Company Common Stock in accordance with Section 262 of the DGCL (the “Dissenting Company Shares”) will not be converted into, or represent the right to receive, the Per Share Price pursuant to this Section 2.7. Holders of Dissenting Company Shares will be entitled to receive payment of the appraised value of such Dissenting Company Shares in accordance with the provisions of Section 262 of the DGCL (it being agreed that such Dissenting Company Shares shall no longer be outstanding, shall automatically be cancelled and shall cease to exist, and such holder shall cease to have any rights with respect thereto other than the right to receive the appraised value of such Dissenting Company Shares to the extent afforded by Section 262 of the DGCL), except that all Dissenting Company Shares held by Company Stockholders who shall have failed to perfect or who shall have effectively withdrawn or lost their rights to appraisal of such Dissenting Company Shares pursuant to Section 262 of the DGCL will thereupon be deemed to have been converted into, and to have become exchangeable for, as of the Effective Time, the right to receive the Per Share Price, without interest thereon, upon surrender of the Certificates or Uncertificated Shares that formerly evidenced such shares of Company Common Stock in the manner provided in Section 2.10.

(ii) The Company will give Parent (A) prompt notice of any demands for appraisal received by the Company, withdrawals of such demands and any other demand, notice or instruments served pursuant to the DGCL and received by the Company in respect of Dissenting Company Shares; and (B) the opportunity to participate in and, after the Effective Time, direct all negotiations and Legal Proceedings with respect to demands for appraisal pursuant to the DGCL in respect of Dissenting Company Shares. The Company may not, except with the prior written consent of Parent, make any payment with respect to any demands for appraisal or settle or offer to settle any such demands for payment in respect of Dissenting Company Shares.

2.8 Equity Awards.

(a) Treatment of Company RSUs.

(i) At the Effective Time, by virtue of the Merger and without any action on the part of any holder of any Company RSU, (i) a number of unvested Company RSUs not to exceed the RSU Cashout Amount shall be accelerated and fully vest effective as of the Effective Time and such Company RSUs (together with any other Company RSUs that have previously vested but not yet been settled) shall be cancelled, and shall convert into the right to receive a lump sum cash payment, without interest and net of applicable withholdings, equal to the product of (A) the Per Share Price multiplied by (B) the number of shares of Company Common Stock subject to such Company RSUs (the “Company RSU Consideration”), (ii) all remaining Company RSUs that are outstanding but unvested as of the Effective Time, including any such Company RSUs that do not become vested pursuant to clause (i) of this Section 2.8(a), shall be cancelled and replaced with restricted stock units (the “TopCo RSUs”) in TopCo with substantially similar terms as those terms applicable immediately prior to the Effective Time to such Company RSUs (provided that Parent may, in its sole discretion, seek to provide opportunities to the holders of the TopCo RSUs to defer taxation of vested TopCo RSUs beyond the applicable vesting dates to the extent practicable and subject to compliance with all applicable local Laws); provided that, (I) for each applicable holder of Company RSUs that are cancelled and replaced with TopCo RSUs under the foregoing clause (ii), the initial aggregate value of the TopCo RSUs received by such holder will be not less than the Per Share Price multiplied by the number of Company RSUs that are cancelled and replaced with TopCo RSUs under the foregoing clause (ii), (II) unless otherwise agreed between TopCo and the Company prior to the Closing Date, the TopCo RSUs that correspond to the “Addt’l RSU Roll” set forth on Section 2.8(a)1 of the Company Disclosure Letter (but, for the avoidance, not including Zvika Netter) shall be fully vested and shall be settled in vested limited partnership interests in TopCo upon the Effective Time (but net settled to account for any taxes payable in connection with such vesting and settlement), provided that, for applicable tax purposes, the value of such vested limited partnership interests in TopCo shall deemed to be paid in cash to the applicable holder net of withholding through the applicable Group Company’s payroll, with the net amount then reinvested in TopCo in exchange for such limited partnership interests, (III) upon settlement of any TopCo RSUs following the Closing, TopCo shall withhold (or cause to be withheld) the number of shares or equity units (or cash, if applicable) in TopCo from the TopCo equity interests (or cash, if applicable) otherwise issuable or deliverable upon or following the vesting of the TopCo RSUs necessary to satisfy all tax obligations associated with the vesting and settlement of with respect to the TopCo RSUs (which withholding shall be done at the maximum withholding rates permitted under applicable Law unless otherwise agreed with the applicable holder of such TopCo RSUs, and through the applicable Group Company’s payroll to the extent required under applicable law), and (IV) the determination of which particular Company RSUs shall vest under clause (i) or are cancelled and replaced with TopCo RSUs under clause (ii) for each individual holder thereof shall be made by prorating each vesting tranche of each such holder’s Company RSUs such that a prorated portion of each such vesting tranche shall vest under clause (i) and the remainder of each such vesting tranche shall be cancelled and replaced with TopCo RSUs under clause (ii), (V) subject to the forgoing subclause (IV), the board of directors of the Company (or an applicable committee or delegate thereof) will determine, in its sole discretion the amount of Company RSUs for each individual holder that shall vest under clause (i) or are cancelled and replaced with TopCo RSUs under clause (ii), (VI) any Company RSUs issued in accordance with the terms of this Agreement after September 21, 2024 shall be cancelled and replaced with TopCo RSUs under clause (ii), and (VII) any Company RSUs that were unvested as of September 21, 2024 but naturally vest after September 21, 2024 through and until the Closing and are unsettled immediately prior to Closing shall be cancelled, and shall convert into the right to receive the applicable Company RSU Consideration under clause (i); provided, further, that (x) the number of unvested Company RSUs that are cancelled and replaced with TopCo RSUs under clause (ii) held by each Person listed on Section 2.8(a)1 of the Company Disclosure Letter shall have a value no less than the aggregate amount set forth adjacent to such Person’s name thereon, and (y) the aggregate number of Company RSUs that shall vest, be cancelled and convert into the right to receive a lump sum cash payment under clause (i) or be cancelled and replaced with TopCo RSUs under clause (ii) are consistent with the treatment set forth in this Section 2.8(a).

(ii) In any jurisdiction mutually agreed to by the parties where a favorable tax ruling is necessary and customary in order to provide that the cancellation of Company RSUs and replacement with TopCo RSUs is not a taxable event for holders of Company RSUs in such jurisdiction (an “RSU Tax Ruling Jurisdiction”), the Company shall promptly seek any such tax rulings (with any application for such tax rulings to be provided in advance to Parent for review and comment) and, in the event any such favorable tax ruling is not obtained prior to the Closing and the failure to obtain such favorable tax ruling would result in the cancellation of Company RSUs and replacement with TopCo RSUs being a taxable event for the holders of Company RSUs in such RSU Tax Ruling Jurisdiction, (i) the unvested Company RSUs held by individuals in such RSU Tax Ruling Jurisdiction (except for those individuals set forth on Section 2.8(a)1 of the Company Disclosure Letter and Zvika Netter) will be cancelled and replaced with Company RSU Consideration under clause (i) of Section 2.8(a)(i) but payable pro rata on the dates on which the Company RSUs associated with such payments would have vested but for the cancellation of such Company RSUs pursuant to clause (i) of Section 2.8(a)(i) without interest; provided that, as to any such holder of Company RSUs, if such holder’s employment is terminated as a result of a voluntary resignation or a termination by the Company for cause, gross misconduct or similar term under applicable contract or law, such holder shall automatically forfeit any unpaid amounts that would have been payable to them in respect of such Company RSUs, without any further action required by any party (but subject to the protections set forth in the Company CIC Plan if such holder of Company RSUs is a participant in the Company CIC Plan), and (ii) with respect to the individuals set forth on Section 2.8(a)1 of the Company Disclosure Letter who are based in the mutually-agreed jurisdiction (but, for the avoidance of doubt, excluding Zvika Netter), TopCo will satisfy (or cause to be satisfied) the tax withholding obligations to the applicable taxing authority and will withhold or cause to be withheld from the TopCo RSUs otherwise deliverable to such individuals, a corresponding number of TopCo RSUs having a value equal to such tax amounts.

(iii)  The “RSU Cashout Amount” shall be a number of Company RSUs equal to 7,164,386 minus (i) (A) 709,376 plus (B) the number of Company RSUs of Zvika Netter that are cancelled and replaced with TopCo RSUs (as a result of the provisions of Section 2.8(a)(ii)) in excess of 709,376, plus (C) the number of Company RSUs that equal the value of the Additional RSU Roll set forth on Section 2.8(a)1 of the Company Disclosure Letter (for the avoidance of doubt, not including any amount attributable to Zvika Netter), minus (ii) the number of Company RSUs that have vested during the period beginning on September 22, 2024 and ending immediately prior to the Effective Time (such period, the “Interim RSU Period”), minus (iii) fifty percent (50%) of the number of unvested Company RSUs that are forfeited during the Interim RSU Period plus (iv) up to 619,910 Company RSUs that vest under clause (i) of Section 2.8(a)(i) as a result of the provisions of Section 2.8(a)(ii). If Zvika Netter contributes and exchanges any cash or shares of Company Common Stock for vested limited partnership interests in TopCo upon the Effective Time pursuant to the Rollover Agreement, the RSU Cashout Amount will be increased by the number of Company RSUs held by Zvika Netter that vest and are converted into the right to receive Company RSU Consideration under clause (i) of Section 2.8(a)(i).

(b) Treatment of Company Options. At the Effective Time, by virtue of the Merger and without any action on the part of any holder of any Company Option, each Company Option, whether vested or unvested, that is outstanding immediately prior to the Effective Time whose exercise price is less than the Per Share Price shall fully vest, be cancelled, and convert into the right to receive a lump sum cash payment, without interest, equal to the product of (A) the excess, if any, of the Per Share Price over the applicable exercise price per share of Company Common Stock subject to such Company Option multiplied by (B) the number of shares of Company Common Stock subject to such Company Option (the “Company Option Consideration” and together with the Company RSU Consideration, the “Equity Award Consideration”).

(c) Payment Procedures. At or promptly after the Closing, Parent shall deposit (or cause to be deposited) with the Company, by wire transfer of immediately available funds, the aggregate Equity Award Consideration owed to all holders of Company RSUs and Company Options pursuant to Section 2.8(a) and Section 2.8(b), respectively. The Surviving Corporation or its Subsidiaries, as applicable, shall pay no later than the first regularly scheduled payroll date that is at least 3 Business Days following the Closing Date the Equity Award Consideration payable with respect to each of the Company RSUs and Company Options through the Company Group’s payroll to the applicable holders of such Company RSUs and Company Options. All amounts required to be paid to such holders of Company RSUs and Company Options pursuant to Section 2.8 shall be less any required withholding pursuant to Section 2.13 and other authorized deductions. The Company shall take all action necessary so that any Company Option whose exercise price is equal to or greater than the Per Share Price shall be cancelled without payment.

(d) Treatment of Company ESPP. At the Effective Time the Company ESPP will be terminated and no shares of Company Common Stock will be issued or become issuable thereunder. The Company will not commence any Offering Period (as defined in the Company ESPP) after the date of this Agreement.

(e) Further Actions. The Company shall pass resolutions approving, and take such other actions as may be reasonably necessary or required to effect, the treatment of the Company RSUs, Company Options and Company ESPP under this Section 2.8. As of the Effective Time, the Company Equity Plans shall be terminated, subject to the payment of the Equity Award Consideration and conversion of Company RSUs as provided in this Section 2.8.

2.9 Company Warrants. At the Effective Time, each Company Warrant that is issued and outstanding as of immediately prior to the Effective Time shall be treated in accordance with Section 4.4 of the Warrant Agreement.

2.10 Exchange of Certificates.

(a) Payment Agent. Prior to the Closing, (i) Parent will select a nationally recognized bank or trust company reasonably acceptable to the Company to act as the payment agent for the Merger (the “Payment Agent”); and (ii) Parent will enter into a payment agent agreement, in form and substance reasonably acceptable to the Company, with such Payment Agent.

(b) Exchange Fund. At or prior to the Closing, Parent will deposit (or cause to be deposited) with the Payment Agent, by wire transfer of immediately available funds, for payment to the holders of shares of Company Common Stock pursuant to Section 2.7, an amount of cash equal to the aggregate consideration to which such holders of Company Common Stock (other than holders of Dissenting Company Shares) become entitled pursuant to Section 2.7. Until disbursed in accordance with the terms and conditions of this Agreement, such cash may be invested by the Payment Agent, as directed by Parent or the Surviving Corporation, in (i) obligations of or fully guaranteed by the United States or any agency or instrumentality thereof and backed by the full faith and credit of the United States with a maturity of no more than 30 days; (ii) commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or S&P Global Ratings, respectively; or (iii) certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1,000,000,000 (based on the most recent financial statements of such bank that are then publicly available) (such cash and any proceeds thereon, the “Exchange Fund”). To the extent that (A) there are any losses with respect to any investments of the Exchange Fund; (B) the Exchange Fund diminishes for any reason below the level required for the Payment Agent to promptly pay the cash amounts contemplated by Section 2.7; or (C) all or any portion of the Exchange Fund is unavailable for Parent (or the Payment Agent on behalf of Parent) to promptly pay the cash amounts contemplated by Section 2.7 for any reason, Parent will, or will cause the Surviving Corporation to, promptly replace or restore the amount of cash in the Exchange Fund so as to ensure that the Exchange Fund is at all times fully available for distribution and maintained at a level sufficient for the Payment Agent to make the payments contemplated by Section 2.7. Any income from investment of the Exchange Fund will be payable to Parent or the Surviving Corporation, as Parent directs.

(c) Payment Procedures. Promptly following the Closing (and in any event within three (3) Business Days following the Closing), Parent and the Surviving Corporation will cause the Payment Agent to mail to each holder of record (as of immediately prior to the Effective Time) of (i) a certificate or certificates that immediately prior to the Effective Time represented issued and outstanding shares of Company Common Stock (other than Dissenting Company Shares and Owned Company Shares, as applicable) (the “Certificates”) and (ii) uncertificated shares of Company Common Stock (other than Dissenting Company Shares and Owned Company Shares, as applicable) (the “Uncertificated Shares”): (A) a letter of transmittal in customary form (which will specify that delivery will be effected, and risk of loss and title to the Certificates will pass, only upon delivery of the Certificates to the Payment Agent); and (B) instructions for use in effecting the surrender of the Certificates and Uncertificated Shares, as applicable, in exchange for the Per Share Price, payable in respect thereof pursuant to Section 2.7. Upon surrender of Certificates for cancellation to the Payment Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, the holders of such Certificates will be entitled to receive in exchange therefor an amount in cash equal to the product obtained by multiplying (x) the aggregate number of shares of Company Common Stock represented by such Certificate; by (y) the Per Share Price (subject to Section 2.13), and the Certificates so surrendered will forthwith be cancelled. Upon receipt of an “agent’s message” by the Payment Agent (or such other evidence, if any, of transfer as the Payment Agent may reasonably request) in the case of a book-entry transfer of Uncertificated Shares, the holders of such Uncertificated Shares will be entitled to receive in exchange therefor an amount in cash equal to the product obtained by multiplying (1) the aggregate number of shares of Company Common Stock represented by such holder’s transferred Uncertificated Shares; by (2) the Per Share Price (subject to Section 2.13), and the transferred Uncertificated Shares so surrendered will be cancelled. The Payment Agent will accept such Certificates and transferred Uncertificated Shares upon compliance with such reasonable terms and conditions as the Payment Agent may impose to cause an orderly exchange thereof in accordance with customary exchange practices. No interest will be paid or accrued for the benefit of holders of the Certificates and Uncertificated Shares on the Per Share Price, payable upon the surrender of such Certificates and Uncertificated Shares pursuant to this Section 2.10(c). Until so surrendered, outstanding Certificates and Uncertificated Shares will be deemed from and after the Effective Time to evidence only the right to receive the Per Share Price without interest thereon, payable in respect thereof pursuant to Section 2.7. Notwithstanding anything to the contrary in this Agreement, no holder of Uncertificated Shares will be required to provide a Certificate or an executed letter of transmittal to the Payment Agent in order to receive the payment that such holder is entitled to receive pursuant to Section 2.7.

(d) DTC Payment. Prior to the Closing, Parent and the Company will cooperate to establish procedures with the Payment Agent and the Depository Trust Company (“DTC”) with the objective that (i) if the Closing occurs at or prior to 11:30 a.m., Eastern time, on the Closing Date, then the Payment Agent will transmit to DTC or its nominees on the Closing Date or as soon as practicable thereafter an amount in cash, by wire transfer of immediately available funds, equal to (A) the number of shares of Company Common Stock (other than Owned Company Shares and Dissenting Company Shares) held of record by DTC or such nominee immediately prior to the Effective Time; multiplied by (B) the Per Share Price (such amount, the “DTC Payment”); and (ii) if the Closing occurs after 11:30 a.m., Eastern time, on the Closing Date, then the Payment Agent will transmit the DTC Payment to DTC or its nominees on the first Business Day after the Closing Date or as soon as practicable thereafter.

(e) Transfers of Ownership. If payment of the Per Share Price is to be made to a Person other than the Person in whose name the surrendered Certificate or transferred Uncertificated Share in exchange therefor is registered, it shall be a condition of payment that (i) the Person requesting such exchange present proper evidence of transfer or shall otherwise be in proper form for surrender and transfer; and (ii) the Person requesting such payment shall have paid any transfer and other Taxes required by reason of the payment of the Per Share Price to a Person other than the registered holder of such Certificate or Uncertificated Share surrendered or shall have established to the reasonable satisfaction of Parent that such Tax either has been paid or is not applicable.

(f) No Liability. Notwithstanding anything to the contrary set forth in this Agreement, none of the Payment Agent, Parent, the Surviving Corporation or any other Party will be liable to a holder of shares of Company Common Stock, for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(g) Distribution of Exchange Fund to Parent. Any portion of the Exchange Fund that remains undistributed to the holders of the Certificates or Uncertificated Shares on the date that is one year after the Closing Date, as applicable, will be delivered to Parent (as directed by Parent) upon demand, and any holders of shares of Company Common Stock that were issued and outstanding immediately prior to the Effective Time, who have not theretofore surrendered or transferred their Certificates or Uncertificated Shares representing such shares of Company Common Stock, for exchange pursuant to this Section 2.10 will thereafter look for payment of the Per Share Price without interest thereon, payable in respect of the shares of Company Common Stock represented by such Certificates or Uncertificated Shares solely to Parent (subject to abandoned property, escheat or similar Laws), solely as general creditors thereof, for any claim to the Per Share Price, to which such holders may be entitled pursuant to Section 2.7. Any amounts remaining unclaimed by holders of any such Certificates or Uncertificated Shares two years after the Closing Date, or at such earlier date as is immediately prior to the time at which such amounts would otherwise escheat to, or become property of, any Governmental Authority, will, to the extent permitted by applicable Law, become the property of the Surviving Corporation, free and clear of any claims or interest of any such holders (and their successors, assigns or personal representatives) previously entitled thereto.

2.11 No Further Ownership Rights in Company Common Stock. From and after the Effective Time, (a) all shares of Company Common Stock will no longer be outstanding and will automatically be converted or cancelled and retired, as applicable, in accordance with Section 2.7 and cease to exist; and (b) each holder of Certificates or Uncertificated Shares theretofore representing any shares of Company Common Stock will cease to have any rights with respect thereto, except the right to receive the Per Share Price, payable therefor in accordance with Section 2.7, or in the case of Dissenting Company Shares, the rights pursuant to Section 2.7(d). The Per Share Price paid in accordance with the terms of this Article II will be deemed to have been paid in full satisfaction of all rights pertaining to such shares of Company Common Stock. From and after the Effective Time, there will be no further registration of transfers on the records of the Surviving Corporation of shares of Company Common Stock that were issued and outstanding immediately prior to the Effective Time, other than transfers to reflect, in accordance with customary settlement procedures, trades effected prior to the Effective Time. If, after the Effective Time, Certificates or Uncertificated Shares are presented to the Surviving Corporation for any reason, they will (subject to compliance with the exchange procedures of Section 2.10(c)) be cancelled and exchanged as provided in this Article II.

2.12 Lost, Stolen or Destroyed Certificates. In the event that any Certificates have been lost, stolen or destroyed, the Payment Agent will issue in exchange therefor, upon the making of an affidavit of that fact by the holder thereof, the Per Share Price payable in respect thereof pursuant to Section 2.7. Parent or the Payment Agent may, in its discretion and as a condition precedent to the payment of such Per Share Price, require the owners of such lost, stolen or destroyed Certificates to deliver a bond in such customary amount as it may direct as indemnity against any claim that may be made against Parent, the Surviving Corporation or the Payment Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

2.13 Required Withholding. Each of the Payment Agent, Parent, Merger Sub, the Company, the Surviving Corporation, and any person who is a withholding agent for applicable Tax purposes (without duplication) will be entitled to deduct and withhold from any amounts payable pursuant to this Agreement such amounts as are required to be deducted or withheld therefrom pursuant to any Tax Laws. To the extent that such amounts are so deducted or withheld and paid over to the appropriate Governmental Authority, such amounts will be treated for all purposes of this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

2.14 No Dividends or Distributions. No dividends or other distributions with respect to the capital stock of the Surviving Corporation with a record date on or after the Effective Time will be paid to the holder of any unsurrendered Certificates or Uncertificated Shares.

2.15 Necessary Further Actions. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company or Merger Sub, then the directors and officers of the Company and Merger Sub will take all such lawful and necessary action.

Article III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

With respect to any Section of this Article III, except (a) as disclosed in the reports, statements and other documents filed by the Company with the SEC or furnished by the Company to the SEC, in each case, pursuant to the Exchange Act on or after January 1, 2023, and no later than two Business Days prior to the date of this Agreement (other than any disclosures contained or referenced therein under the captions “Risk Factors,” “Cautionary Statement Regarding Forward-Looking Statements,” “Quantitative and Qualitative Disclosures About Market Risk” and any other disclosures contained or referenced therein of information, factors or risks that are predictive, cautionary or forward-looking in nature); or (b) subject to the terms of Section 9.14, as set forth in the disclosure letter delivered by the Company to the Buyer Parties on the date of this Agreement (the “Company Disclosure Letter”), the Company hereby represents and warrants to the Buyer Parties as follows:

3.1 Organization; Good Standing. The Company (a) is a corporation duly incorporated, validly existing and in good standing pursuant to the DGCL; and (b) has the requisite corporate power and authority to conduct its business as it is presently being conducted and to own, lease or operate its properties and assets, except where the failure to have such power or authority has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company is duly qualified to do business and is in good standing in each jurisdiction where the character of its properties owned or leased or the nature of its activities make such qualification necessary (to the extent that the concept of “good standing” is applicable in the case of any jurisdiction outside the United States), except where the failure to be so qualified or in good standing has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company has made available to Parent true, correct and complete copies of the Charter and the Amended and Restated Bylaws of the Company (the “Bylaws”), each as amended to the date of this Agreement. The Company is not in breach or violation of the Charter or the Bylaws.

3.2 Corporate Power; Enforceability. The Company has the requisite corporate power and authority to (a) execute and deliver this Agreement and each other Ancillary Agreements to which it is a party; (b) perform its covenants and obligations hereunder and thereunder; and (c) subject to receiving the Requisite Stockholder Approval, consummate the Transactions. The execution and delivery by the Company of this Agreement and each Ancillary Agreement to which it is a party, the performance by the Company of its covenants and obligations hereunder and thereunder, and the consummation of the Merger and the other transactions contemplated hereby have been duly authorized and approved by the Company Board, and except for obtaining the Requisite Stockholder Approval and filing of the Certificate of Merger with the Secretary of State of the State of Delaware, no additional corporate actions on the part of the Company are necessary to authorize (i) the execution and delivery by the Company of this Agreement and each Ancillary Agreement to which it is a party; (ii) the performance by the Company of its covenants and obligations hereunder and thereunder; or (iii) subject to the receipt of the Requisite Stockholder Approval, the consummation of the Transactions. This Agreement and each Ancillary Agreement to which it is a party has been (or will be) duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by the Buyer Parties, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that (A) such enforceability may be limited by applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws affecting or relating to creditors’ rights generally; and (B) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought (collectively, the “Enforceability Limitations”).

3.3 Company Board Approval; Anti-Takeover Laws.

(a) Company Board Approval. The Company Board has unanimously (i) determined that this Agreement and the transactions contemplated hereby are advisable, fair to and in the best interests of the Company and the Company Stockholders; (ii) approved this Agreement and the execution and delivery of this Agreement by the Company, the performance by the Company of its covenants and other obligations hereunder, and the consummation of the Transactions upon the terms and subject to the conditions set forth herein; (iii) resolved to submit this Agreement to the Company Stockholders for consideration at a Company Stockholder Meeting; and (iv) subject to Section 5.3(d), resolved to recommend that the Company Stockholders adopt this Agreement in accordance with the DGCL at any Company Stockholder Meeting (collectively, the “Company Board Recommendation”), which Company Board Recommendation has not been withdrawn, rescinded or modified in any way as of the date of this Agreement.

(b) Anti-Takeover Laws. Assuming that the representations of the Buyer Parties set forth in Section 4.6 and Section 4.10 are true and correct, the Company Board has taken all necessary actions so that the restrictions on business combinations set forth in Section 203 of the DGCL and any other similar applicable “anti-takeover” Law will not be applicable to the Merger, this Agreement, the Support Agreements, or the transactions contemplated hereby or thereby. No other “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation or any anti-takeover provision in the Charter or the Bylaws is, or at the Effective Time will be, applicable to the shares of the Company Common Stock or the Transactions.

3.4 Requisite Stockholder Approval. Except for the affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock entitled to vote in accordance with the DGCL to adopt this Agreement (collectively, the “Requisite Stockholder Approval”), no other vote of the holders of any class or series of Company Common Stock is necessary pursuant to applicable Law, the Charter or the Bylaws to adopt this Agreement and consummate the Merger.

3.5 Non-Contravention. The execution and delivery by the Company of this Agreement, the performance by the Company of its covenants and obligations hereunder, and the consummation of transactions contemplated hereby do not (a) violate or conflict with any provision of the organizational documents of the Company or any of its Subsidiaries; (b) violate, conflict with, require consent of or notice to a counterparty, result in the breach of, constitute a default (or an event that, with notice or lapse of time or both, would become a default) pursuant to, result in the termination of, accelerate the performance required by, impair the Company’s or any of its Subsidiaries’ rights or alter the rights or obligations of any third party under, or result in a right of termination or acceleration pursuant to any Material Contract or material Lease; (c) assuming compliance with the matters referred to in Section 3.6 and, in the case of the consummation of the Merger, subject to obtaining the Requisite Stockholder Approval, violate or conflict with any Law applicable to the Company Group or by which any of its properties or assets are bound; (d) result in the creation or imposition of any Lien (other than Permitted Liens) upon any of the properties or assets (including intangible assets) of the Company Group; or (e) give rise to or result in any Person having, or having the right to exercise, any preemptive rights, rights of first refusal, rights to acquire or similar rights with respect to any capital stock of any member of the Company Group or any of their respective assets or properties, except in the case of each of clauses (b), (c), (d) and (e), for such violations, conflicts, breaches, defaults, terminations, accelerations or Liens that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.6 Requisite Governmental Approvals. No consent, approval, order or authorization of, filing or registration with, or notification to (any of the foregoing, a “Consent”) any Governmental Authority is required on the part of the Company in connection with (a) the execution and delivery by the Company of this Agreement; (b) the performance by the Company of its covenants and obligations hereunder; or (c) the consummation of the Merger, except for (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and such filings with Governmental Authorities to satisfy the applicable Laws of states in which the Company Group is qualified to do business; (ii) such filings and approvals as may be required by any applicable federal or state securities Laws, including compliance with any applicable requirements of the Exchange Act; (iii) compliance with any applicable requirements of the HSR Act and other Antitrust Laws; and (iv) such other Consents the failure of which to obtain have not had, and would not reasonably be expected to have a Company Material Adverse Effect.

3.7 Company Capitalization.

(a) Capital Stock. The authorized capital stock of the Company consists of (i) 500,000,000 shares of Company Common Stock and 500,000 shares of Company Preferred Stock. As of 5:00 p.m., Eastern time, on November 19, 2024 (such time and date, the “Capitalization Date”), (A) 148,561,159 shares of Company Common Stock were issued and outstanding, (B) no shares of Company Common Stock were held by the Company in treasury and (C) no shares of Company Preferred Stock were issued and outstanding. All outstanding shares of Company Common Stock are validly issued, fully paid, nonassessable and free of any preemptive rights, and not subject to or issued in violation of any purchase option, call option, right of first refusal, or any similar right pursuant to any provision of applicable Law or any Contract to which the Company or any of its Subsidiaries is a party or otherwise bound. None of the issued and outstanding shares of Company Common Stock have been issued in violation of any foreign, federal, or state securities Laws.

(b) Stock Reservation. As of the Capitalization Date, the Company has reserved 35,321,748 shares of Company Common Stock for issuance pursuant to the Company Equity Plans. As of the Capitalization Date, there were outstanding the following (collectively, the “Company Equity Awards”): (i) Company Options to acquire 8,028,031 shares of Company Common Stock having a weighted average exercise price of $1.24 per share, and (ii) Company RSUs in respect of 13,161,854 shares of Company Common Stock. As of the Capitalization Date, (i) the Company has reserved 6,938,541 shares of Company Common Stock for issuance pursuant to the Company ESPP and (ii) no Offering (as defined in the Company ESPP) has ever been made under the Company ESPP and no Offering Period has ever commenced thereunder. As of the Capitalization Date, 10,222,453 shares of Company Common Stock were issuable upon exercise of the outstanding Company Warrants.

(c) Options and RSUs. Section 3.7(c) of the Company Disclosure Letter sets forth, as of the date hereof, (A) all holders of Company Options, and with respect to each such holder, (i) the number of shares of Company Common Stock underlying such Company Options held by such holder; (ii) the grant date of each such Company Option, and (iii) the exercise price of each such Company Option; (B) all holders of Company RSUs, and with respect to each such holder, (i) the number of shares of Company RSUs underlying each award of Company RSUs, and (ii) the grant date of each award of Company RSUs. The Company has delivered to Parent true and complete copies of each Company Equity Plan and form of agreement evidencing each Company Option and Company RSUs, and has also delivered any other stock option agreements or RSU agreements to the extent there are variations from the form of agreement, specifically identifying the Person(s) to whom such variant forms apply.

(d) Company Securities. Except as set forth in this Section 3.7, as of the Capitalization Date, there were (i) no issued, reserved for issuance or outstanding shares of capital stock of, or other equity or voting interest in, the Company; (ii) no issued, reserved for issuance or outstanding securities of the Company convertible into or exchangeable or exercisable for shares of capital stock of, or other equity or voting interest (including voting debt) in, the Company; (iii) no outstanding options, calls, commitments, warrants or other rights or binding arrangements to acquire from the Company, or that obligate the Company to issue, any capital stock of, or other equity or voting interest in, or any securities convertible into or exchangeable for such shares of capital stock of, or other equity or voting interest in, the Company; (iv) no obligations of the Company to grant, extend, accelerate the vesting of or enter into any such option, call, commitment, warrant, right, convertible, exchangeable or exercisable security, or other similar arrangement or Contract relating to any capital stock of, or other equity or voting interest in, the Company; (v) no outstanding shares of restricted stock, restricted stock units, stock appreciation rights, performance shares, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of, or other securities or ownership interests in, the Company (the items in clauses (i), (ii), (iii), (iv) and (v), collectively with the Company Common Stock, the “Company Securities”); (vi) no voting trusts, proxies or similar arrangement or Contracts to which the Company is a party or by which the Company is bound with respect to the voting or registration of any shares of capital stock of, or other equity or voting interest in, the Company; (vii) except as provided in the Charter or the Bylaws and in the Company Loan and Security Agreement, no obligations or binding commitments of any character restricting the transfer of any shares of capital stock of, or other equity or voting interest in, the Company to which the Company is a party or by which it is bound; and (viii) no other obligations by the Company to make any payments based on the price or value of any Company Securities. The Company is not party to any Contract that obligates it to repurchase, redeem or otherwise acquire any Company Securities. There are no accrued and unpaid dividends with respect to any outstanding shares of Company Common Stock. The Company does not have a stockholder rights plan in effect. The Company is not party to any Contract relating to the voting of, requiring registration of, or granting any preemptive rights, anti-dilutive rights or rights of first refusal or other similar rights with respect to any Company Securities.

3.8 Subsidiaries.

(a) Subsidiaries. Section 3.8(a) of the Company Disclosure Letter contains a true, correct and complete list of the name, jurisdiction of organization and schedule of stockholders or equity holders (other than any member of the Company Group) of each Subsidiary of the Company. The Company does not own, directly or indirectly, any capital stock of, or other equity, voting or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity, voting or similar interest in, any other Person. Each Subsidiary of the Company (i) is duly organized, validly existing and in good standing pursuant to the laws of its jurisdiction of organization (to the extent that the concept of “good standing” is applicable in the case of any jurisdiction outside the United States); and (ii) has the requisite corporate (or similar) power and authority to carry on its business as it is presently being conducted and to own, lease or operate its properties and assets, except where the failure to be so organized, validly existing and in good standing has not had, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each Subsidiary of the Company is duly qualified or licensed to do business and is in good standing in each jurisdiction where the character or location of its properties owned or leased or the nature of its activities make such qualification or license necessary (to the extent that the concept of “good standing” is applicable in the case of any jurisdiction outside the United States), except where the failure to be so qualified or licensed or in good standing has not had, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries holds any equity interests in any Person other than the Subsidiaries set forth on Section 3.8(a) of the Company Disclosure Letter. The Company has made available to Parent true and correct copies of the charter and bylaws (or equivalent organizational documents) of each of its Subsidiaries, each as amended to the date of this Agreement. None of the Subsidiaries of the Company is in material breach or violation of its charter or bylaws (or equivalent organizational documents). There are no accrued and unpaid dividends with respect to any outstanding shares of capital stock of the Subsidiaries of the Company.

(b) Capital Stock of Subsidiaries. All of the outstanding capital stock of, or other equity or voting interest in, each Subsidiary of the Company (i) has been duly authorized, validly issued and is fully paid and nonassessable; and (ii) is owned, directly or indirectly, by the Company, free and clear of all Liens (other than Permitted Liens) and any other restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other equity or voting interest) that would prevent such Subsidiary from conducting its business as of the Effective Time in substantially the same manner that such business is conducted on the date of this Agreement.

3.9 Company SEC Reports; Company Information.

(a) Since January 1, 2023, the Company has filed or furnished all forms, reports, schedules, statements, prospectuses, registration statements and other documents with the SEC that have been required to be filed or furnished by it pursuant to applicable Laws prior to the date of this Agreement (the “Company SEC Reports”). Each Company SEC Report complied, as of its filing date (or if amended or superseded by a filing prior to the date of this Agreement, on the date of such amended or superseding filing), in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the rules and regulations thereunder, each as in effect on the date that such Company SEC Report was filed. As of its filing date (or, if amended or superseded by a filing prior to the date of this Agreement, on the date of such amended or superseded filing), each Company SEC Report did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. No Subsidiary of the Company is required to file any forms, reports or documents with the SEC. To the Knowledge of the Company, as of the date of this Agreement, none of the Company SEC Reports is the subject of ongoing SEC review or outstanding SEC investigation. None of the Subsidiaries of the Company are required to file any forms, reports, schedules, statements or other documents with the SEC.

(b) The information supplied or to be supplied by the Company for inclusion in the Proxy Statement will not, at the time the Proxy Statement is first disseminated to the Company Stockholders or at the time of the Company Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading.

3.10 Company Financial Statements; Internal Controls.

(a) Company Financial Statements. The consolidated financial statements (including, in each case, any related notes and schedules) of the Company filed with the Company SEC Reports (i) were prepared in accordance with GAAP (except as may be indicated in the notes thereto or as otherwise permitted by Form 10-Q with respect to any financial statements filed on Form 10-Q); and (ii) fairly present in all material respects, the consolidated financial position of the Company Group as of the respective dates thereof and the consolidated results of operations and cash flows for the periods then ended (subject, in the case of any financial statements filed on Form 10-Q, to normal year-end adjustments and to any other adjustment described therein).

(b) Disclosure Controls and Procedures. The Company has established and maintains and enforces “disclosure controls and procedures” and “internal control over financial reporting” (in each case as defined pursuant to Rule 13a-15 and Rule 15d-15 promulgated under the Exchange Act). The Company’s disclosure controls and procedures are reasonably designed to ensure that all (i) material information required to be disclosed by the Company in the reports and other documents that it files or furnishes pursuant to the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC; and (ii) such material information is accumulated and communicated to the Company’s management, auditors and the audit committee of the Company Board as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. The Company’s management has completed an assessment of the effectiveness of the Company’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended December 31, 2023, have made all certifications required pursuant to the applicable provisions of the Sarbanes-Oxley Act and the statements contained in such certifications are complete and correct.

(c) Internal Controls. The Company has established and maintains, adheres to and enforces a system of internal accounting controls which are effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP, including policies and procedures that (i) require the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company Group; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP and that receipts and expenditures of the Company Group are being made only in accordance with appropriate authorizations of the Company’s management and the Company Board; and (iii) provide assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company Group. Neither the Company nor, to the Knowledge of the Company, the Company’s independent registered public accounting firm has identified or been made aware of (A) any significant deficiency or material weakness in the system of internal control over financial reporting utilized by the Company Group that has not been subsequently remediated; (B) any fraud that involves the Company’s management or other employees who have a role in the preparation of financial statements or the internal control over financial reporting utilized by the Company Group or (C) any claim or allegation regarding any of the foregoing. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Company SEC Reports.

(d) To the Knowledge of the Company, neither the Company nor any of its Subsidiaries has received any material, written unresolved complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their respective internal accounting controls, and no attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has, to the Knowledge of the Company, reported in writing credible evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by the Company or any of its Subsidiaries or their respective officers, directors, employees or agents to the Company Board or any committee thereof or to the General Counsel, Chief Executive Officer or Chief Financial Officer of the Company.

3.11 No Undisclosed Liabilities; Transaction Expenses.

(a) Except as set forth in Section 3.11 of the Company Disclosure Letter, the Company Group has no liabilities, other than liabilities (a) reflected or otherwise reserved against in the Audited Company Balance Sheet or in the consolidated financial statements of the Company Group (including the notes thereto) included in the Company SEC Reports filed prior to the date of this Agreement; (b) arising pursuant to this Agreement or incurred in connection with the Transactions or applicable Law, including expenses related thereto; (c) incurred in the ordinary course of business on or after December 31, 2023; (d) liabilities for performance of obligations under Contracts binding upon any member of the Company Group (other than resulting from a breach thereof) or (e) that would not have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Section 3.11(b) of the Company Disclosure Letter contains the Company’s good faith estimate, as of the date hereof and subject to the assumptions set forth on Section 3.11(b) of the Company Disclosure Letter, of all the legal, accounting, financial advisory, transaction or consulting fees, costs and expenses expected to be incurred by the Company Group on or prior to the Closing in connection with the negotiation, preparation or execution of this Agreement and the Ancillary Agreements or the performance or consummation of the Transactions.

3.12 Absence of Certain Changes. Except as set forth in Section 3.12 of the Company Disclosure Letter, since January 1, 2024, through the date of this Agreement, (a) except as contemplated by this Agreement or in connection with the transactions contemplated hereby, the business of the Company Group has been conducted, in all material respects, in the ordinary course of business; and (b) there has not occurred (i) a Company Material Adverse Effect or (ii) except as otherwise set forth on the Company Disclosure Letter, any action taken by the Company or event that would have required the consent of the Company pursuant to Section 5.2(a) (solely with respect to the Company), Section 5.2(b), Section 5.2(d), Section 5.2(f), Section 5.2(g), Section 5.2(h), Section 5.2(k), Section 5.2(m), Section 5.2(n), Section 5.2(o), Section 5.2(r) or Section 5.2(u) (in the case of Section 5.2(u), to the extent relating to any of the foregoing) had any such action or event occurred after the date of this Agreement.

3.13 Material Contracts.

(a) List of Material Contracts. Section 3.13(a) of the Company Disclosure Letter contains a true, correct and complete list of all Material Contracts, as of the date of this Agreement, to or by which any member of the Company Group is a party or is bound (other than any Employee Plans, Material Contracts contemplated by clause (i) of the definition of “Material Contract” and any Material Contracts listed in Section 3.18(a) of the Company Disclosure Letter), and a copy of each Material Contract has been made available to Parent; provided, that the Company is not required to list in Section 3.18(a) of the Company Disclosure Letter any statement of work, purchase order, sales or similar Contract entered into in the ordinary course of business.

(b) Validity. Each Material Contract (other than any Material Contract that has expired in accordance with its terms) is valid and binding on the Company or each such Subsidiary of the Company that is a party thereto and is in full force and effect, except where the failure to be valid and binding and in full force and effect has not had, and would not reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect. None of the Company, each of its Subsidiaries party thereto or, to the Knowledge of the Company, any other party thereto is in breach of or default pursuant to any such Material Contract, except where such breach or default has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. No event has occurred that, with notice or lapse of time or both, would constitute such a breach or default pursuant to any Material Contract by the Company or any of its Subsidiaries, or, to the Knowledge of the Company, any other party thereto, except for such breaches and defaults that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. No party to any Material Contract has (i) exercised any termination rights with respect thereto, or (ii) given written notice of any material breach with respect to, or intent not to renew, any Material Contract, in the case of clauses (i) and (ii) except as had not had, individually or in the aggregate, a Company Material Adverse Effect.

3.14 Real Property.

(a) Owned Real Property. The Company Group does not own any real property.

(b) Leased Real Property. Section 3.14(b) of the Company Disclosure Letter contains a true, correct and complete list, as of the date of this Agreement, of all of the existing leases, subleases, licenses, sublicenses or other agreements pursuant to which the Company Group uses or occupies, or has the right to use or occupy, now or in the future, any real property (such property, the “Leased Real Property,” and each such lease, sublease, license, sublicense or other similar agreement, including amendments thereto and guarantees thereof, a “Lease”). The Company has made available to Parent true, correct and complete (in all material respects) copies of all Leases. With respect to each Lease and except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or materially and adversely affect the current use by the Company or its Subsidiaries of the Leased Real Property, (i) each Lease (other than any Lease that has expired in accordance with its terms) is valid and binding on the Company or each such Subsidiary of the Company that is a party thereto and is in full force and effect, (ii) to the Knowledge of the Company, there are no disputes with respect to such Lease; (iii) the Company or one of its Subsidiaries has not collaterally assigned or granted any other security interest in such Lease or any interest therein; and (iv) there are no Liens (other than Permitted Liens) on the estate or interest created by such Lease and the Company or one of its Subsidiaries has a valid leasehold interest in each Leased Real Property.

3.15 Intellectual Property.

(a) Registered Intellectual Property. Section 3.15(a) of the Company Disclosure Letter sets forth a correct (in all material respects) and complete list as of the date of this Agreement of all Company Registered Intellectual Property. Except as has not had, and would not reasonably be expected to have, a material and adverse effect on the business of the Company Group: (x) each item of the Company Registered Intellectual Property set forth on Section 3.15(a)(i) of the Company Disclosure Letter is subsisting, and to the Knowledge of the Company, valid and enforceable; (y) with respect to each material item of the Company Registered Intellectual Property, all necessary registration, maintenance and renewal fees have been paid, and all necessary documents and certificates have been filed with the United States Patent and Trademark Office or equivalent authority or registrar anywhere in the world, as the case may be, for the purposes of maintaining such Company Registered Intellectual Property; and (z) all Patents included in Company Intellectual Property have been prosecuted in good faith, and the Company and each of its Subsidiaries have complied with all appliable duties of candor and disclosure to all applicable Governmental Authorities with respect to such Patents and have made no misrepresentations in connection with the prosecution or maintenance thereof.

(b) IP Ownership. Except as has not had, and would not reasonably be expected to have, a material and adverse effect on the business of the Company Group, the Company Group (i) solely and exclusively owns all right, title, and interest in and to all Company Intellectual Property, free and clear of all Liens (except for Permitted Liens), and (ii) is licensed or otherwise possesses valid rights to use, and immediately after Closing will own or otherwise possess valid rights to use, all other Intellectual Property and IT Systems used in or necessary for the business of the Company Group as currently conducted; provided, however, that the representation and warranty in this Section 3.15(b) shall not constitute or be deemed or construed as any representation or warranty with respect to any infringement, misappropriation or violation by any member of the Company Group of any Intellectual Property, which is exclusively addressed in Section 3.15(c) below. Except as has not had, and would not reasonably be expected to have, a material and adverse effect on the business of the Company Group, none of the foregoing will be adversely impacted by (nor will require the payment or grant of additional amounts or consideration as a result of) the execution, delivery, or performance of this Agreement or the consummation of the transactions contemplated hereby.

(c) No Infringement. Except as has not had, and would not reasonably be expected to have, a material and adverse effect on the business of the Company Group: (i) the Company Group (and the operation of the business of the Company Group as currently conducted) does not, and did not since January 1, 2022 (but solely with respect to any Patents, in the past six (6) years), infringe, dilute, misappropriate, or otherwise violate the Intellectual Property of any third Person; (ii) to the Knowledge of the Company, no third Person is infringing, diluting, misappropriating, or otherwise violating any Company Intellectual Property; (iii) there are no pending, and since January 1, 2022 (but solely with respect to any Patents, in the past six (6) years), there have been no pending, Legal Proceeding (and no Legal Proceeding has been threatened, to the Knowledge of the Company) against any member of the Company Group (and neither the Company nor any of its Subsidiaries has received any written claim, demand, or notice (including invitations to license) from any third Person) (A) alleging that any member of the Company Group (or the operation of the business of the Company Group) infringes, dilutes, misappropriates, or otherwise violates the Intellectual Property of any third Person, or (B) challenges the ownership, validity, or enforceability of any Company Intellectual Property; and (iv) since January 1, 2022, the Company Group has not sent any third Person written notice (or brought any Legal Proceeding against any third Person) claiming that such third Person is infringing, diluting, misappropriating, or otherwise violating any Company Intellectual Property.

(d) Proprietary Information. Except as has not had, and would not reasonably be expected to have, a material and adverse effect on the business of the Company Group: (i) the Company Group has taken commercially reasonable steps to protect the confidentiality of the Company Group’s Trade Secrets (including the source code for Proprietary Software) and any Trade Secrets provided to the Company Group under conditions of confidentiality; and (ii) neither the Company nor any of its Subsidiaries has disclosed any Trade Secrets to any third Person (including employees, consultants, and contractors) except pursuant to a valid written agreement adequately restricting the disclosure and use thereof and, to the Knowledge of the Company, there has not been any violation of any such agreement.

(e) Title to IP. Except as has not had, and would not reasonably be expected to have, a material and adverse effect on the business of the Company Group: (i) the Company Group has obtained valid, written, and present assignments from all of the current and former employees, contractors, and other third parties who contributed to the creation or development of any Intellectual Property for or on behalf of the Company Group, in each case, of all of such Person’s rights, title, and interest in and to any such Intellectual Property that neither the Company nor any of its Subsidiaries otherwise own by operation of Law; and (ii) there are no currently pending or, to the Knowledge of the Company, threatened claims, from any Persons who have participated in the creation or development of any material Intellectual Property for the Company Group for compensation or remuneration for inventions or copyrighted works created or invented by any such Person, including under the Israeli Patents Law, 1967.

(f) Governmental/Institutional Funding and Standards. Except as has not had, and would not reasonably be expected to have, a material and adverse effect on the business of the Company Group: (i) no Company Intellectual Property or Company Products were developed using any personnel, facilities, or resources of any universities, research institutions, or Governmental Authorities (including the Israel Innovation Authority, the Investment Center of the Israeli Ministry of Economy and Industry, the Israel Tax Authority (solely with respect to “benefit” or “approved” enterprise status or similar programs), the State of Israel (including the BIRD foundation), the European Union, the Fund for Encouragement of Marketing Activities of the Israeli Government); and (ii) neither the Company nor any of its Subsidiaries is obligated to grant licenses or rights to, or is otherwise subject to any restriction on the ability of the Company or any of its Subsidiaries to enforce, license or exclude others from using or practicing, any Company Intellectual Property as a result of the Company’s or any Subsidiary’s membership or affiliation with any standards setting bodies.

(g) Company IT Systems. The Company Group has implemented and maintains commercially reasonable measures designed to provide monitoring and alerting of material operational problems or issues with the Company IT Systems that are owned or controlled by the Company Group, except as has not had, and would not reasonably be expected to have, a material and adverse effect on the business of the Company Group. Since January 1, 2022, there has not been any unauthorized access to or use of, or corruption or failure of, or interruptions to the availability of the Company IT Systems (including a ransomware or denial-of-service attack), or any unauthorized access to, or disclosure, use, or other corruption or loss of, Personal Information, Trade Secrets, or sensitive proprietary information (a “Security Incident”), except as has not had, and would not reasonably be expected to have, a material and adverse effect on the business of the Company Group. Except as has not had, and would not reasonably be expected to have, a material and adverse effect on the business of the Company Group, the Company Group’s information technology and software applications are sufficient to operate the business of the Company Group as it is currently conducted. Except as has not had, and would not reasonably be expected to have, a material and adverse effect on the business of the Company Group, (i) the Proprietary Software and the Company IT Systems that are owned by the Company Group do not contain any “time bombs,” “Trojan horses,” “back doors,” “trap doors,” worms, viruses, spyware, keylogger software, or other malicious code, or damaging devices designed to adversely impact the functionality of or permit unauthorized access to or to disable or otherwise harm any Company IT Systems or Proprietary Software.

(h) Company Products. There are (i) no defects, bugs or errors in any Company Products that would prevent the same from performing in accordance in all material respects with the Company Group’s obligations and warranties to customers; and (ii) no viruses, worms, Trojan horses or similar disabling codes or malicious programs in any Company Products, in each case, except as has not had, and would not reasonably be expected to have, a material and adverse effect on the business of the Company Group.

(i) Source Code. Except as has not had, and would not reasonably be expected to have, a material and adverse effect on the business of the Company Group: (i) the Company Group possesses all source code for all Proprietary Software, and no third Person (other than Persons working with or on behalf of the Company Group and subject to reasonably protective confidentiality obligations) possesses, or has an actual or contingent right to access or possess (including pursuant to an escrow arrangement), a copy in any form of any source code for any such Proprietary Software; (ii) the Company and each of its Subsidiaries is in compliance in all material respects with all relevant licenses for open source Software used by the Company or any of its Subsidiaries, and no Company Products or Proprietary Software incorporate or are used, incorporated into, linked to or with, derived from, or distributed with any open source Software in a manner that subjects such Company Products or Proprietary Software to any Copyleft Terms, in whole or in part; and (iii) the Company Group has complied in all material respects with all applicable Laws applicable to its use of AI/ML (including the ethical or responsible use thereof).

3.16 Data Security and Privacy. The Company Group (i) is, and since January 1, 2022, has been at all relevant times, in material compliance with all applicable Privacy Laws, internal and external Company Group policies governing the Processing of Personal Information and binding contractual requirements with respect to the Processing of Personal Information in all relevant jurisdictions; and (ii) has implemented commercially reasonable security, in compliance with applicable Privacy Laws, designed to protect the confidentiality, integrity and security of Company IT Systems owned or controlled by the Company and the data and information thereon, including to the extent involved in the Processing of Personal Information, in the conduct of the business of the Company Group as currently conducted from unauthorized use, access, disclosure, theft and modification. Since January 1, 2022, the Company Group: (i) has not received any written notice of any complaints, claims, investigations, inquiries, written notices, enforcement proceedings, legal actions or actual or alleged violations of any applicable Privacy Laws or related to a Security Incident, by or before any Governmental Authority, or by any Person with respect to its Processing of Personal Information or a Security Incident (other than data subject requests to exercise their rights in accordance with applicable law in the ordinary course of business); (ii) has not notified in writing, or been required by applicable Privacy Laws or contractual requirements to notify in writing, any Person with respect to a Security Incident; and (iii) has not had any fines or other penalties imposed on, nor had written claims for compensation received by, any member of the Company Group, for violation of any Privacy Laws or in connection with any Security Incident. Except as has not had, and would not reasonably be expected to have, a material and adverse effect on the business of the Company Group, since January 1, 2022, the Company Group has not: (1) experienced any Security Incidents; or (2) been involved in any Legal Proceedings related to any violation of any Privacy Laws by the Company Group or any Security Incidents. To the Knowledge of the Company, the consummation of the transactions contemplated by this Agreement will not result in any material violation of any applicable Privacy Laws or cybersecurity laws.

3.17 Tax Matters. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a) The Company and each of its Subsidiaries has (i) timely and duly filed (or caused to be filed) with the appropriate Governmental Authorities all Tax Returns required to be filed by it, and all such Tax Returns are true, correct, and complete in all respects and accurately reflect all of their liabilities for Taxes for the periods covered thereby; and (ii) paid in full all Taxes required to be paid by them, provided that all Taxes incurred but not yet due and payable (x) for periods covered by the financial statements of the Company filed with the Company SEC Reports have been accrued and adequately disclosed on such financial statements in accordance with GAAP, and (y) for periods not covered by such financial statements have been accrued on the books and records of the Company and its Subsidiaries in accordance with GAAP;

(b) There are no outstanding waivers or extensions regarding the application of the statute of limitations or assessment or deficiency period with respect to any Taxes or Tax Returns of the Company or any of its Subsidiaries that has not since expired;

(c) No deficiency for any Taxes has been asserted or assessed by any Governmental Authority in writing against the Company or any of its Subsidiaries (or has been threatened or proposed in writing), except for deficiencies which have been satisfied by payment, settled or withdrawn. No audits, investigations, suits, or other examinations or proceedings with respect to Taxes of the Company or any of its Subsidiaries are in progress or are pending;

(d) Neither the Company nor any of its Subsidiaries has engaged in a “listed transaction” as set forth in Treasury Regulation § 1.6011-4(b)(2);

(e) Neither the Company nor any of its Subsidiaries (i) is a party to or bound by, or currently has any liability pursuant to, any Tax sharing, allocation or indemnification agreement, arrangement or obligation, other than any such agreement, arrangement or obligation solely between and among members of the Company Group, or entered into in the ordinary course of business the primary purpose of which is unrelated to Taxes; or (ii) has any liability for the Taxes of any Person other than another member of the Company Group by operation of Law, including pursuant to Treasury Regulation § 1.1502-6 (or any similar provision of state, local or non-United States Law) or as a transferee or successor, in each case, excluding pursuant to any Contract entered into in the ordinary course of business the primary purpose of which is unrelated to Taxes;

(f)   There are no Liens (other than Permitted Liens) for Taxes on any asset of the Company or any of its Subsidiaries.

(g) Neither the Company nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying or intending to qualify for tax-free treatment under Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code) in the two years prior to the date of this Agreement.

(h) No member of the Company Group will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any of the following that occurred or existed at or prior to the Closing (in each case, where there is a reference to the Code or Treasury Regulations, including any corresponding or similar provision of state, local or non-U.S. income Tax Law): (i) a ruling by, or written agreement with, a Governmental Authority, including any closing agreement pursuant to Section 7121 of the Code, (ii) an installment sale or open transaction disposition, (iii) a prepaid amount received or deferred revenue recognized outside the ordinary course of business, (iv) an intercompany item under Treasury Regulation Section 1.1502-13 or, to the Knowledge of the Company, an excess loss account under Treasury Regulation Section 1.1502-19, or (v) a change in or use of an improper accounting method, including pursuant to Section 481 of the Code. Neither the Company nor any of its Subsidiaries has made any election under Section 965(h) of the Code.

(i) Neither the Company nor any of its Subsidiaries has been included in any “consolidated,” “unitary” or “combined” Tax Return provided for under the Laws of the United States, any non-U.S. jurisdiction or any state or locality with respect to Taxes for any taxable period (other than a group that includes solely members of the Company Group).

(j) Within the past five (5) years, no written claim has been made by a Governmental Authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the Company or the applicable Subsidiary is or may be subject to taxation by, or required to file any Tax Return in, that jurisdiction, which claim has not been fully resolved.

(k) All Taxes that the Company or any of its Subsidiaries is (or was) required by Law to withhold or collect in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder, member or other third party have been duly withheld or collected, and have been timely paid over to the appropriate Governmental Authority to the extent due and payable.

(l) The Company and each of its Subsidiaries has remitted to the applicable Governmental Authority all amounts required to be remitted by them with respect to, and complied with, all escheat and unclaimed property Laws.

3.18 Employee Plans.

(a) Section 3.18(a) of the Company Disclosure Letter sets forth a true, correct and complete list, as of the date of this Agreement, of all material Employee Plans. For purposes of this Agreement, “Employee Plan” shall mean (collectively) (i) all “employee benefit plans” (as defined in Section 3(3) of ERISA), whether or not subject to ERISA; and (ii) all other bonus, stock option, stock purchase or other equity-based, post-employment welfare benefit, incentive compensation, profit sharing, savings, retirement, disability, insurance, vacation, deferred compensation, employment, severance, termination, retention, change in control compensation, fringe, welfare or other benefit plans, programs, agreements, contracts, policies or binding arrangements (whether or not in writing), (x) in each case that are sponsored, maintained or contributed to (or required to be contributed to) by any member of the Company Group; or (y) otherwise, under or with respect to which the Company Group has any obligation or liability, other than any plan required by applicable Law or that is sponsored or maintained by a Governmental Authority. With respect to each Employee Plan, to the extent applicable, the Company has made available to Parent true, correct and complete copies of (A) the most recent annual report on Form 5500 required to have been filed with the IRS for each Employee Plan, including all schedules thereto; (B) the most recent determination or opinion letter, if any, from the IRS for any Employee Plan that is intended to qualify pursuant to Section 401(a) of the Code; (C) the plan and trust documents (and all amendments thereto) and the most recent summary plan descriptions (and all summaries of material modifications), (D) a written description of each Employee Plan if such plan is not set forth in a written document, (E) all material correspondence to or from the IRS, the United States Department of Labor, the Pension Benefit Guaranty Corporation or any other Governmental Authority received since January 1, 2022 with respect to any Employee Plan.

(b) No member of the Company Group nor any other corporation or trade or business (whether or not incorporated) that would at any relevant time be treated as a single employer with the Company Group pursuant to Section 414 of the Code (each, an “ERISA Affiliate”) has, in the last six years, maintained, sponsored contributed to or has been required to contribute to or currently maintains, sponsors or participates in, contributes to or is required to contribute to: (i) a “multiemployer plan” (as defined in Section 3(37) of ERISA); (ii) a “multiple employer plan” (within the meaning of Section 210 of ERISA or Section 413(c) of the Code); (iii) a “defined benefit plan” (as defined in Section 3(35) of ERISA) subject to Section 302 of Title I of ERISA, Section 412 of the Code or Title IV of ERISA; or (iv) a “multiple employer welfare arrangement” (within the meaning of Section 210 of ERISA or Section 413(c) of the Code), including by reason of at any time being treated as a single employer with any other Person under Section 414 of the Code.

(c) Except as has not had, and would not reasonably be expected to have, a Company Material Adverse Effect, each Employee Plan has been established, maintained, funded and administered, in form and operation, in accordance with its terms and in all material respects with all applicable Law, including the applicable provisions of ERISA, the Code and any applicable regulatory guidance issued by any Governmental Authority. There are no material claims, disputes or Legal Proceedings pending or, to the Knowledge of the Company, threatened with respect to or against any Employee Plan, the assets of any trust pursuant to any Employee Plan, or the plan sponsor, plan administrator or any fiduciary of any Employee Plan, other than routine claims for benefits. No Employee Plan provides, and no member of the Company Group has any current obligation to provide for post-employment, post-ownership, post-service or retiree life insurance, health or other welfare benefits to any person, except as may be required by Section 4980B of the Code or any similar state law.

(d) Each Employee Plan that is or was intended to be qualified under Section 401(a) of the Code has received a favorable determination or opinion letter from the IRS as to its qualified status, and, to the Knowledge of the Company, nothing has occurred that could reasonably be expected to adversely affect such Employee Plan’s qualified status.

(e) Except has not had and would not reasonably be expected to have a Company Material Adverse Effect, neither the Company Group, any Employee Plan nor, to the Knowledge of the Company, any trustee, administrator or other third-party fiduciary and/or party-in-interest thereof, has engaged in any breach of fiduciary responsibility or any “prohibited transaction” (as such term is defined in Section 406 of ERISA or Section 4975 of the Code) to which Section 406 of ERISA or Section 4975 of the Code applies and which could subject the Company or any ERISA Affiliate to the tax or penalty on prohibited transactions imposed by Section 4975 of the Code.

(f)  Except as provided in Section 2.8 or expressly provided in this Agreement, none of the execution and delivery of this Agreement or the consummation of the Merger will, either alone or in conjunction with any other event, (i) entitle any employee, director, officer or independent contractor of the Company Group to severance pay or any material increase in severance pay, (ii) result in, or accelerate the time of payment, funding or vesting of, any payment (including severance, change in control, stay or retention bonus or otherwise) or benefits becoming due under any Employee Plan; (iii) increase any compensation or benefits otherwise payable to any employee, director or independent contractor of the Company Group or under any Employee Plan; (iv) directly or indirectly cause the Company to transfer or set aside any assets to fund any material benefits under any Employee Plan, (v) limit or restrict the right to merge, materially amend, terminate or transfer the assets of any Employee Plan on or following the Effective Time; (vi) require a “gross-up,” indemnification for, or payment to any individual for any taxes imposed under Section 409A or Section 4999 of the Code or any other tax, or (vii) result in the payment of any amount that could, individually or in combination with any other such payment, constitute an “excess parachute payment” as defined in Section 280G(b)(1) of the Code.

(g) Each Company Option and Company RSU was granted in material compliance with all applicable Laws and all of the material terms of the Company Equity Plan pursuant to which it was issued.

3.19 Labor Matters.

(a) Employees. The Company has made available to Parent a schedule containing true and correct information, as of the date set forth in such schedule, regarding the current job title or position, work location, annual base salary or hourly wage rate and target annual bonus for all employees and all individual independent contractors who provide services to the Company Group (the “Employee Census”).

(b) Union Activities. The Company Group is not a party to or bound by any collective bargaining agreement, labor union contract or trade union agreement or other Contract between a member of the Company Group and any labor union, works council or other labor organization or employee representative (each, a “Collective Bargaining Agreement”). No employees of the Company Group are represented by any labor union or other labor organization. As of the date of this Agreement, no Collective Bargaining Agreement is being negotiated, or required to be negotiated, by the Company Group. There are no pending or, to the Knowledge of the Company, threatened, and since January 1, 2022, there have been no strikes, lockouts, union organization activities (including, but not limited to, union organization campaigns or requests for representation), pickets, slowdowns, stoppages, material grievances or collective labor disputes or similar activity in respect of the business of the Company Group. The Company Group is not engaged in and, since January 1, 2022, have not engaged in any unfair labor practice that has resulted or could reasonably be expected to result, individually or in the aggregate, in any material liability to the Company Group.

(c) Wage and Hour and Legal Compliance. Except has not had and would not reasonably be expected to have a Company Material Adverse Effect, the Company Group has complied, in all material respects with applicable Laws with respect to labor and employment (including applicable Laws regarding the payment of wages, immigration (including the completion of Forms I-9 for all U.S. employees and the proper confirmation of employee visas), discrimination, harassment and retaliation, whistleblowing, disability rights or benefits, equal opportunity, pay transparency, plant closures and layoffs (including the WARN), employee trainings and notices, workers’ compensation, labor relations, employee leave issues, affirmative action, unemployment insurance, employee health and safety and collective bargaining). There is no pending or, to the Knowledge of the Company, threatened charge, complaint, arbitration, audit or investigation brought by or on behalf of, or otherwise involving, any current or former employee, any person alleged to be a current or former employee, any applicant for employment, or any class of the foregoing, or any governmental entity, that involve the labor or employment relations and practices of the Company Group that could reasonably be expected to result, individually or in the aggregate, in any material liability to the Company Group.

(d) Sexual Harassment. Since January 1, 2022, no allegations, charges or complaints of sexual or other unlawful harassment based on sex, race, or any other prohibited characteristic have been made, or threatened to be made, against any current or former officer or director of the Company Group.

(e) None of the members of the Company Group have since January 1, 2022 taken any action that would constitute a “Mass Layoff” or “Plant Closing” within the meaning of, or would otherwise trigger notice requirements or liability under, the WARN Act.

3.20 Permits. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company Group holds, to the extent legally required, all permits, licenses, variances, clearances, consents, commissions, franchises, exemptions, orders, accreditations, registrations, certifications, qualifications, exemptions and approvals from Governmental Authorities that are required for the operation of the business of the Company Group as currently conducted (“Permits”). The Company Group complies with the terms of all Permits, and no termination, suspension, modification, revocation, non-renewal or cancellation of any of the Permits is pending or, to the Knowledge of the Company, threatened, except for such noncompliance, termination, suspensions, modifications, revocations, non-renewals or cancellations that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each Permit is valid and in full force and effect and no Permit shall cease to be effective as a result of this Agreement or the consummation of the transactions contemplated hereby, except for such cessation to be effective as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.21 Compliance with Laws. (i) The Company and each of its Subsidiaries is, and since January 1, 2022, has been, in compliance in all material respects with all applicable Laws and (ii) none of the Company or any of its Subsidiaries have received any written notice from any Governmental Authority of material non-compliance, default or violation with respect to any Law applicable to the Company or any of its Subsidiaries.

3.22 Sanctions. Neither the Company nor any of its officers, managers, directors or, to the Knowledge of the Company, employees, agents or other Representatives, is a Person that is, or is 50% or more owned or controlled by Persons that are, (i) the target of any sanctions administered or enforced by the United States (including, but not limited to, the Department of the Treasury’s Office of Foreign Assets Control and the United States Department of State), the United Nations Security Council, the European Union and any Member State of the European Union, or His Majesty’s Treasury in the United Kingdom (collectively, “Sanctions”), or (ii) located, organized, or resident in a country or territory that is the target of comprehensive Sanctions (currently, Cuba, Iran, North Korea, Syria and the Crimea, the so-called Donetsk People’s Republic and so-called Luhansk People’s Republic Regions of Ukraine) (hereinafter, each, a “Sanctioned Country”). Neither the Company nor any of its officers, managers, directors or, to the Knowledge of the Company, employees, agents or other Representatives is or has been, since April 24, 2019, engaged in any dealings or transactions with or involving any Person, or in or involving any Sanctioned Country, that at the time of such dealing or transaction is or was the target of Sanctions, in violation of applicable Sanctions. Neither the Company, its Subsidiaries and, to the Knowledge of the Company, their respective directors, officers, employees, consultants and Representatives has, since April 24, 2019, made any disclosure (voluntary or otherwise) with respect to an apparent violation of Sanctions or has been the subject of any actual or, to the knowledge of the Company, any asserted or threatened charge, proceeding, investigation or inquiry with respect to potential or actual violations of Sanctions. The Company, its Subsidiaries, and to the Knowledge of the Company, their respective Representatives have since April 24, 2019 complied with and are in compliance with all applicable Sanctions, and have implemented and maintain in effect policies and procedures reasonably designed to promote compliance with applicable Sanctions.

3.23 Legal Proceedings; Orders.

(a) No Legal Proceedings. As of the date of this Agreement, there are no Legal Proceedings pending or, to the Knowledge of the Company, threatened against the Company Group or any of their respective properties or assets or, as of the date of this Agreement, against any present or former officer or director of the Company Group in such individual’s capacity as such, except as have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) No Orders. None of the Company Group is subject to any Order of any kind or nature that would prevent or materially delay the consummation of the Merger or other transactions contemplated hereby or the ability of the Company to perform in all material respects its covenants and obligations pursuant to this Agreement.

3.24 Insurance. As of the date hereof, the Company Group has insurance policies covering the Company Group and employees, properties and assets. As of the date hereof, all such insurance policies are in full force and effect and all premiums due thereon have been paid in full, and no written notice of cancellation, termination, non-renewal or amendment has been received with respect to any such insurance policy, except as have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (a) the Company Group has not taken any action or failed to take action which would constitute a breach or default under any such policy or permit the termination or modification of such policy in any material respect, (b) there are no claims by any Company Group pending under any of such policies as to which coverage has been questioned, denied or disputed by the underwriters of such policies or in respect of which such underwriters have reserved their rights, other than ordinary course reservations of rights and (c) the scope and level of coverage of such policies is sufficient to comply with applicable Law.

3.25 Related Person Transactions. Except for indemnification, compensation or other employment arrangements in the ordinary course of business, there are no Contracts or transactions between any member of the Company Group, on the one hand, and any Affiliate thereof, but not including any wholly owned Subsidiary of the Company, on the other hand, that would be required to be disclosed pursuant to Item 404 of Regulation S-K promulgated under the Securities Act that have not been disclosed in the Company SEC Reports filed prior to the date of this Agreement.

3.26 Brokers. Except for Evercore Group L.L.C. (the “Company Financial Advisor”), there is no financial advisor, investment banker, broker, finder, agent or other Person that has been retained by or is authorized to act on behalf of the Company Group who is entitled to any financial advisor’s, investment banking, brokerage, finder’s or other fee or commission in connection with the Transactions. Prior to the execution of this agreement, the Company has made available to Parent complete and accurate copies of all agreements (including the engagement letter between the Company and the Company Financial Advisor related to the Merger) pursuant to which the Company Financial Advisor would be entitled to any such fee or commission in connection with the Transaction.

3.27 Fairness Opinion. The Company Board has received the written opinion of the Company Financial Advisor to the effect that, as of the date of such opinion, and based upon and subject to the various limitations, qualification, assumptions and other matters set forth therein, the Per Share Price to be received by the holders of shares of Company Common Stock (other than holders of Owned Company Shares or Dissenting Company Shares) in the Merger is fair, from a financial point of view, to such holders (it being understood that such written opinion is for the benefit of the Company Board and may not be relied upon by the Buyer Parties) and, as of the date of this Agreement, the foregoing opinion has not been withdrawn, revoked or modified in any respect.

3.28 Anti-Corruption. In the five (5) years prior to the date hereof, none of the Company Group, nor any of its officers, directors, nor to the Knowledge of the Company Group, its employees, any of its consultants, agents, or any other Person acting on behalf of the Company Group, has (a) unlawfully made, directly or indirectly, any payment or promise to pay, or gift or promise to give or authorized such a promise or gift, of any money or anything of value, directly or indirectly, to: (i) any federal, state, provincial or local governmental official for the purpose of influencing any official act or decision of such official or inducing him or her to use his or her influence to affect any act or decision of a federal, state, provincial or local Governmental Authority or subdivision thereof; (ii) any political party or official thereof or candidate for political office for the purpose of influencing any official act or decision of such party, official or candidate or inducing such party, official or candidate to use his, her or its influence to affect any act or decision of a Governmental Authority or subdivision thereof, in the case of clauses (i) and (ii) above in order to assist the Company Group to obtain or retain business for or direct business to the Company Group under circumstances which violated the U.S. Foreign Corrupt Practices Act of 1977, as amended, or any applicable Law relating to the prohibition or prevention of corruption or bribery (collectively “Anti-Corruption Laws”). The Company Group maintains in effect policies and procedures reasonably designed to promote compliance by the Company Group and its directors, officers, and employees with Anti-Corruption Laws.

3.29 Environmental. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (1) the Company and each of its Subsidiaries is, and since January 1, 2022, has been, in compliance with all applicable Environmental Laws and (2) the Company and each of its Subsidiaries holds and is in compliance with, and since January 1, 2022, has been in compliance with, all Environmental Permits.

3.30 No TID U.S. Business. Neither the Company nor any of its Subsidiaries is a TID U.S. business as defined at 31 C.F.R. § 800.248.

Article IV

 REPRESENTATIONS AND WARRANTIES OF THE BUYER PARTIES

Except as set forth in the disclosure letter delivered by the Buyer Parties on the date of this Agreement (the “Parent Disclosure Letter”), each of the Buyer Parties hereby represents and warrants to the Company as follows:

4.1 Organization; Good Standing.

(a) Parent. Parent (i) is duly organized, validly existing and in good standing pursuant to the laws of its jurisdiction of organization; and (ii) has the requisite power and authority to conduct its business as it is presently being conducted and to own, lease or operate its properties and assets, except where the failure to have such power or authority would not, individually or in the aggregate, prevent or materially delay the consummation of the Transactions or the ability of Parent to fully perform its covenants and obligations pursuant to this Agreement.

(b) Merger Sub. Merger Sub (i) is a corporation duly incorporated, validly existing and in good standing pursuant to the DGCL; and (ii) has the requisite corporate power and authority to conduct its business as it is presently being conducted and to own, lease or operate its properties and assets, except where the failure to have such power or authority would not, individually or in the aggregate, prevent or materially delay the consummation of the Transactions or the ability of Merger Sub to fully perform its covenants and obligations pursuant to this Agreement.

(c) Organizational Documents. Parent has made available to the Company true, correct and complete copies of the certificate of incorporation, bylaws and other similar organizational documents of the Buyer Parties, each as amended to date. No Buyer Party is in violation of its certificate of incorporation, bylaws or other similar organizational documents.

4.2 Power; Enforceability. Each Buyer Party has the requisite power and authority to (a) execute and deliver this Agreement and each Ancillary Agreement to which it is a party; (b) perform its covenants and obligations hereunder and thereunder; and (c) subject to receipt of the Merger Sub Stockholder Approval, consummate the Transactions. The execution and delivery by each Buyer Party of this Agreement and each Ancillary Agreement to which it is a party, the performance by each Buyer Party of its respective covenants and obligations hereunder and thereunder and, subject to receipt of the Merger Sub Stockholder Approval, the consummation of the Transactions have been duly and unanimously authorized and approved by all necessary actions on the part of each Buyer Party and no additional actions on the part of any Buyer Party are necessary to authorize (i) the execution and delivery by each Buyer Party of this Agreement and each Ancillary Agreement to which it is a party; (ii) the performance by each Buyer Party of its respective covenants and obligations hereunder and thereunder; or (iii) the consummation of the Transactions, subject to the receipt of the Merger Sub Stockholder Approval. This Agreement and each Ancillary Agreement to which it is a party has been (or will be) duly executed and delivered by each Buyer Party and, assuming the due authorization, execution and delivery by the Company, constitutes (or will constitute) a legal, valid and binding obligation of each Buyer Party, enforceable against each Buyer Party in accordance with its terms, subject to the Enforceability Limitations.

4.3 Non-Contravention. The execution and delivery by each Buyer Party of this Agreement and each Ancillary Agreement to which it is a party, the performance by each Buyer Party of its covenants and obligations hereunder and thereunder, and the consummation of the Transactions do not (a) violate or conflict with any provision of the organizational documents of the Buyer Parties; (b) violate, conflict with, require consent of or notice to a counterparty, result in the breach of, constitute a default (or an event that, with notice or lapse of time or both, would become a default) pursuant to, or result in the termination of, or accelerate the performance required by, impair any Buyer Party’s rights or alter the rights or obligations under, or result in a right of termination or acceleration pursuant to any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which any Buyer Party is a party or by which the Buyer Parties or any of their properties or assets may be bound; (c) assuming the consents, approvals and authorizations referred to in Section 4.4 have been obtained, violate or conflict with any Law applicable to the Buyer Parties or by which any of their properties or assets are bound; or (d) result in the creation or imposition of any Lien (other than Permitted Liens) upon any of the properties or assets (including intangible assets) of the Buyer Parties, except in the case of each of clauses (b), (c) and (d) for such violations, conflicts, breaches, defaults, terminations, accelerations or Liens that would not, individually or in the aggregate, prevent or materially delay the consummation of the Transactions or the ability of the Buyer Parties to fully perform their respective covenants and obligations pursuant to this Agreement.

4.4 Requisite Governmental Approvals. No Consent of any Governmental Authority is required on the part of the Buyer Parties or any of their Affiliates (a) in connection with the execution and delivery by each Buyer Party of this Agreement and each Ancillary Agreement to which it is a party; (b) the performance by each Buyer Party of its covenants and obligations hereunder or thereunder; or (c) the consummation of the Transactions, except (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and such filings with Governmental Authorities to satisfy the applicable Laws of states in which the Company Group is qualified to do business; (ii) such filings and approvals as may be required by any federal or state securities laws, including compliance with any applicable requirements of the Exchange Act; (iii) compliance with any applicable requirements of the HSR Act and other Antitrust Laws listed on Section 4.4 of the Parent Disclosure Letter; and (iv) such other Consents the failure of which to obtain would not, individually or in the aggregate, prevent or materially delay the consummation of the Transactions or the ability of the Buyer Parties to fully perform their respective covenants and obligations pursuant to this Agreement.

4.5 Legal Proceedings; Orders.

(a) No Legal Proceedings. As of the date of this Agreement, there are no Legal Proceedings pending or, to the knowledge of Parent or any of its Affiliates, threatened against the Buyer Parties or any of their respective properties or assets that would, individually or in the aggregate, prevent or materially delay the consummation of the Transactions or the ability of the Buyer Parties to fully perform their respective covenants and obligations pursuant to this Agreement.

(b) No Orders. No Buyer Party is subject to any Order of any kind or nature that would prevent or materially delay the consummation of the Transactions or the ability of the Buyer Parties to fully perform their respective covenants and obligations pursuant to this Agreement. As of the date of this Agreement, there has not been nor are there currently any internal investigations or inquiries being conducted by the Buyer Parties or any third party at the request of any of the foregoing concerning any financial, accounting, conflict of interest, self-dealing, fraudulent or deceptive conduct or other misfeasance or malfeasance issues.

4.6 Ownership of Company Securities. None of the Buyer Parties nor any of their respective Affiliates is or has been an “interested stockholder” (as defined in Section 203 of the DGCL) of the Company at any time during the past three years prior to the date of this Agreement.

4.7 Brokers. Except as set forth in Section 4.7 of the Parent Disclosure Letter, there is no financial advisor, investment banker, broker, finder, agent or other Person that has been retained by or is authorized to act on behalf of the Buyer Parties or any of their Affiliates who is entitled to any financial advisor’s, investment banking, brokerage, finder’s or other fee or commission payable by the Company or its Subsidiaries in connection with the Transactions.

4.8 Operations of the Merger Sub. The authorized capital stock of Merger Sub consists solely of 5,000 shares of common stock, par value $0.01 per share, all of which are validly issued and outstanding. Merger Sub has been formed solely for the purpose of engaging in the Merger, and, prior to the Effective Time, Merger Sub will not have engaged in any other business activities and will have incurred no liabilities or obligations other than as contemplated by this Agreement and each Ancillary Agreement to which it is a party. Parent, or a wholly owned subsidiary of Parent, owns beneficially and of record all of the outstanding capital stock of, and other equity and voting interest in, Merger Sub free and clear of all Liens.

4.9 No Vote or Approval Required. No vote or consent of the holders of any capital stock of, or other equity or voting interest in, Parent is necessary to approve this Agreement and the Transactions. The adoption of this Agreement by the affirmative vote or consent of Parent, as the sole stockholder of Merger Sub, is the only vote or consent of the capital stock of, or other equity interest in, Merger Sub necessary to approve this Agreement and the Merger.

4.10 Stockholder and Management Arrangements. As of the date of this Agreement, except for the Support Agreements, the Rollover Agreements and as set forth in Section 4.10 of the Parent Disclosure Letter, none of the Buyer Parties or any of their respective Affiliates is a party to any Contract, or has authorized, made or entered into, or committed or agreed to enter into, any binding arrangements with any stockholder, director, officer, employee or other Affiliate of the Company Group (a) relating to (i) this Agreement or the Transactions; (ii) the Company or (iii) the Surviving Corporation or any of its Subsidiaries, businesses or operations (including as to continuing employment) from and after the Closing; or (b) pursuant to which any (i) such stockholder would be entitled to receive consideration of a different amount or nature than the Per Share Price in respect of such holder’s shares of Company Common Stock; (ii) such stockholder has agreed to approve this Agreement or vote against any Superior Proposal; or (iii) such stockholder, director, officer, employee or other Affiliate of the Company Group has agreed to provide, directly or indirectly, equity investment to the Buyer Parties or the Company to finance any portion of the Merger.

4.11 Financing.

(a) Commitment Letters. Concurrently with the execution of this Agreement, Parent has delivered to the Company true, complete and correct copies of (i) the fully executed equity commitment letters (the “Equity Commitment Letters”), dated as of the date of this Agreement, pursuant to which the Investors (as defined therein) have committed, subject only to the terms and conditions thereof, to invest in Parent, directly or indirectly, the cash amounts set forth therein for the purpose of consummating the Merger (such financing, together with the Internal Financing, the “Equity Financing”) and (ii) the fully executed debt commitment letter, dated as of November 21, 2024, addressed to Parent (or its Affiliate) from the Financing Sources party thereto (together with all annexes, exhibits, schedules and other attachments thereto and as amended, supplemented or modified from time to time in accordance with its terms and to the extent permitted by Section 6.5, the “Debt Commitment Letter”) and the fee letter(s) referred to in the Debt Commitment Letter, which (A) may be redacted with respect to pricing terms, fee amounts, “price flex”, other economic or “flex” provisions and any other provisions that are customarily redacted in connection with merger agreements of this type, and (B) may not be redacted with respect to any terms that would have the effect of a Prohibited Financing Modification (such fee letters, as redacted, “Redacted Fee Letters”, such Debt Commitment Letter and each such Redacted Fee Letter, collectively, the “Debt Financing Commitment” and, together with the Equity Commitment Letters, the “Financing Commitments”), pursuant to which, the Financing Sources party thereto have committed, on the terms and subject only to the conditions set forth therein, to provide (or cause to be provided) Parent (or its Affiliate) with debt financing in the amounts specified therein for the purpose of financing the Merger and the other transactions contemplated hereby and the related fees and expenses (such financing, the “Debt Financing” and, together with the Equity Financing, the “Financing”). The Equity Commitment Letters provides that (x) the Company is an express third-party beneficiary thereof in connection with the Company’s exercise of its rights under Section 9.10(b) and (y) subject in all respects to Section 9.10(b), Parent will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that there is adequate remedy at law in connection with the exercise of any such third-party beneficiary rights.

(b) Validity; No Amendments. Each of the Financing Commitments is in full force and effect and constitutes the legal, valid and binding obligations of Parent or its Affiliate, as applicable, and each of the other parties thereto to provide the financing contemplated thereby subject only to the satisfaction or waiver of the Financing Conditions, and is enforceable against Parent or its Affiliate, as applicable and, to the Knowledge of Parent, each of the other parties thereto, as applicable, in accordance with its terms, subject to the Enforceability Limitations. As of the date of this Agreement, (i) the Financing Commitments and the terms thereof have not been amended, supplemented or modified in any respect; (ii) no such amendment or modification is contemplated other than an amendment or modification solely to join additional Financing Sources thereto; (iii) the respective commitments contained therein have not been withdrawn, terminated, replaced or rescinded in any respect; (iv) no Buyer Party has any reason to believe that any Financing Source intends to withdraw, terminate or rescind any commitment in respect of the Financing, (v) no event has occurred which, with or without notice, lapse of time or both, would constitute a material breach or default on the part of Parent or any other party thereto under the Financing Commitments that could in either case result in the failure of the funding obligations thereunder; and (vi) Parent has fully paid (or caused to be paid) any and all commitment fees and other amounts that are due and payable on or prior to the date of this Agreement in connection with the Financing. There are no other Contracts, agreements, side letters, arrangements or understandings (written or oral) relating to the Financing, other than as expressly set forth in the Financing Commitments.

(c) Parent Closing Account. Without limiting anything contained in this Agreement, (i) as of the date hereof, Parent and its Subsidiaries have and maintain bank accounts with certain nationally recognized banks or trust companies (or other banks of similar standing) in the ordinary course (together, such accounts, the “Parent Closing Accounts”), (ii) as of the date of this Agreement and at any time until the earlier of (x) the valid termination of this Agreement in accordance with its terms and (y) the Closing and the payment in full of Required Amount, the Parent Closing Accounts contain and will contain at least an aggregate balance of $125,000,000 freely usable cash (the “Parent Closing Amount”), $75,000,000 of which shall remain at all such times in a nationally recognized bank or trust company in the United States; (iii) the Parent Closing Amount (x) is and will remain freely usable, in the form of cash only, and is not and will not be subject to any Liens (other than any Liens granted to lenders under first lien and second lien credit agreements in effect (unmodified) as of the date of this Agreement), and (y) will continuously remain available for the purpose of funding the Required Amount (such funding of any portion of the Required Amount using the Parent Closing Amount, the “Internal Financing”), (iv) Parent (or its applicable Subsidiary) has the sole power to withdraw amounts from any Parent Closing Accounts holding some or all of the Parent Closing Amount, and (v) as of the date of this Agreement, there is no legal prohibition (including by way of Law, Contract or Order) of any kind or nature that would prevent or materially delay the ability of Parent to draw upon amounts in any Parent Closing Account holding some or all of the Parent Closing Amount and use such amounts to pay any portion of the Required Amount.

(d) Sufficiency of Financing. The net proceeds of the Financing, when funded in accordance with the Financing Commitments and assuming satisfaction of the conditions in Section 7.1 and Section 7.2, will be sufficient for the satisfaction of all of the Buyer Parties’ obligations under this Agreement and in the aggregate, shall provide for, at the Closing, funds sufficient in amount for the Buyer Parties to (i) make the payment of all amounts pursuant to Article II in connection with consummation of the Transactions; (ii) pay all amounts in connection with the refinancing or repayment of the Repaid Indebtedness; (iii) pay all fees and expenses required to be paid at or in connection with the Closing by the Buyer Parties in connection with the transactions contemplated hereby and the Financing; and (iv) satisfy all other payment obligations of the Buyer Parties contemplated hereunder required to be made at or in connection with the Closing, including with respect to the treatment of the Company Options, Company RSUs and Company Warrants (the amount contemplated by clauses (i) through (iv), collectively, the “Required Amount”). No Buyer Party’s obligation (or those of any of its Affiliates) to consummate the Transactions or any of the other transactions contemplated by this Agreement are in any way contingent upon or otherwise subject to any Buyer Party’s (or any Affiliate’s) consummation of any financing arrangements, any Buyer Party’s obtaining (or any of the Buyer Party’s Affiliates obtaining) any financing or the availability, grant, provision or extension of any financing to any Buyer Party (or to any of the Buyer Party’s Affiliates).

(e) Conditions to Commitments. There are no conditions precedent or other contingencies related to the funding of the full amount of Financing, other than the Financing Conditions. As of the date hereof, Parent has no reason to believe that it or, to the Knowledge of Parent, any other party thereto will be unable to satisfy on a timely basis any term of the Financing Commitments. The Financing Commitments provide that the only conditions precedent related to the funding of the Financing on the Closing Date that will be included in the Debt Financing Commitments will be the Financing Conditions contained in the Financing Commitments. As of the date hereof, no Buyer Party has any reason to believe that, assuming the satisfaction of the conditions in Section 7.1 and Section 7.2, (i) any of the Financing Conditions will not be satisfied, or (ii) upon satisfaction of the Financing Conditions, the Financing will not be made available to Parent (or its Affiliate) on the Closing Date. As of the date hereof, no Buyer Party has any reason to believe that, assuming the satisfaction of the conditions in Section 7.1 and Section 7.2, Parent will be unable to use the Internal Financing to pay any portion of the Required Amount at the Closing.

(f) No Exclusive Arrangements. None of the Buyer Parties or any of their respective Affiliates has entered into any Contract, arrangement or understanding, directly or indirectly, prohibiting or seeking to prohibit any bank, investment bank or other potential provider of debt financing from providing or seeking to provide debt financing or financial advisory services to any Person, in each case, in connection with the Merger or any similar transaction relating to the Company Group.

4.12 Solvency. As of immediately after the Effective Time, after giving effect to the Merger and the Financing (including the funding of the full amount of the Financing and payment of all amounts due and payable pursuant to Article II in connection with or as a result of the Merger and all related fees and expenses of Parent, Merger Sub, the Company and their respective Subsidiaries in connection therewith), assuming the accuracy of the representations and warranties set forth in Article III, the compliance by the Company Group with the covenants set forth in Section 5.1 and Section 5.2, and the satisfaction or waiver of the conditions set forth in Section 7.1, (a) the amount of the “fair saleable value” of the assets of the Surviving Corporation and its Subsidiaries (on a consolidated basis) will exceed (i) the value of all liabilities of the Surviving Corporation and its Subsidiaries, including contingent and other liabilities; and (ii) the amount that will be required to pay the probable liabilities of the Surviving Corporation and its Subsidiaries on its existing debts (including contingent liabilities) as such debts become absolute and matured, taking into account refinancing alternatives; (b) the Surviving Corporation and its Subsidiaries (on a consolidated basis) will not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged; and (c) the Surviving Corporation and its Subsidiaries (on a consolidated basis) will not have incurred liabilities, including contingent and other liabilities, beyond their ability to pay such liabilities as they mature or become due, taking into account refinancing alternatives. For purposes of the foregoing, “not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged” and “able to pay its liabilities, including contingent and other liabilities, as they mature” means that such Person will be able to generate enough cash from operations, asset dispositions or refinancing, or a combination thereof, to meet its obligations as they become due.

4.13 Information of Buyer Parties. The information supplied or to be supplied by the Buyer Parties for inclusion in the Proxy Statement will not, at the time the Proxy Statement is first disseminated to the Company Stockholders or at the time of the Company Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading.

4.14 Exclusivity of Representations and Warranties.

(a) No Other Representations and Warranties. Each Buyer Party, on behalf of itself and its Subsidiaries, acknowledges and agrees that, except for the representations and warranties expressly set forth in Article III:

(i) neither the Company nor any of its Subsidiaries (or any other Person) makes, has made, or shall be deemed to have made, any representation or warranty relating to the Company, its Subsidiaries or any of their businesses, operations or otherwise in connection with this Agreement or the Transactions;

(ii) no Person has been authorized by the Company Group or any of its Affiliates or Representatives to make any representation or warranty relating to the Company Group or any of its businesses or operations or otherwise in connection with this Agreement or the Transactions, and if made, such representation or warranty must not be relied upon by the Buyer Parties or any of their respective Affiliates or Representatives as having been authorized by the Company Group or any of its Affiliates or Representatives (or any other Person); and

(iii) the representations and warranties made by the Company in this Agreement are in lieu of and are exclusive of all other representations and warranties, including any express or implied or as to merchantability or fitness for a particular purpose, and the Company hereby disclaims any other or implied representations or warranties, notwithstanding the delivery or disclosure to the Buyer Parties or any of their respective Affiliates or Representatives of any documentation or other information (including any financial information, supplemental data or financial projections or other forward-looking statements).

(b) No Reliance. Each Buyer Party, on behalf of itself and its Subsidiaries, acknowledges and agrees that, except for the representations and warranties expressly set forth in Article III, it is not acting (including, as applicable, by entering into this Agreement or the Ancillary Agreements or consummating the Transactions) in reliance on:

(i) any representation or warranty, express or implied;

(ii) any estimate, projection, prediction, data, financial information, memorandum, presentation or other materials or information provided or addressed to the Buyer Parties or any of their respective Affiliates or Representatives, including any materials or information made available in the electronic data room hosted by or on behalf of the Company in connection with the Transactions, in connection with presentations by the Company’s management or in any other forum or setting; or

(iii) the accuracy or completeness of any other representation, warranty, estimate, projection, prediction, data, financial information, memorandum, presentation or other materials or information.

Article V

INTERIM OPERATIONS OF THE COMPANY

5.1 Affirmative Obligations. Except (a) as expressly contemplated by this Agreement or required by applicable Law; (b) as set forth in Section 5.1 or Section 5.2 of the Company Disclosure Letter; or (c) as approved in advance by Parent in writing (which approval will not be unreasonably withheld, conditioned or delayed), at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company will, and will cause each of its Subsidiaries to, use its respective commercially reasonable efforts to (i) conduct its business and operations in the ordinary course of business, consistent with past practice, in all material respects, (ii) preserve intact its current business organization, and (iii) preserve its current relationships with material suppliers, customers, vendors, distributors, partners, lessors, licensees, creditors, contractors and other Persons having material business relationships with the Company and its Subsidiaries. Notwithstanding the foregoing, no action by, or failure to act of, the Company Group in respect of the matters specifically addressed in, and in compliance with, any subsection of Section 5.2, including Section 5.2 of the Company Disclosure Letter, shall in and of itself be deemed a breach of this Section 5.1.

5.2 Forbearance Covenants. Except (i) as set forth in Section 5.2 of the Company Disclosure Letter; (ii) as approved in advance by Parent in writing (which approval will not be unreasonably withheld, conditioned or delayed); or (iii) as expressly required by the terms of this Agreement or required by applicable Law, at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company will not, and will not permit any of its Subsidiaries, to:

(a) amend, or propose to adopt any amendments to, the Charter or the Bylaws or any other similar organizational document of any member of the Company Group;

(b) make, declare, set aside, establish a record date for or pay any dividend, return of capital or other distribution of profits or assets (whether in cash, stock or property or other combination thereof), other than any dividends, return of capital or other distributions from any wholly owned Subsidiary of the Company either to the Company or any other wholly owned Subsidiary of the Company;

(c) enter into a Contract that would be a Material Contract or Lease if entered into prior to the date hereof, or modify, amend, terminate or waive any material right under any Material Contract or any Lease, in each case other than in the ordinary course of business or as permitted under Section 5.2(e) or Section 5.2(l);

(d) propose or adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

(e) authorize for issuance, issue, sell, encumber, deliver, grant options or rights to purchase or receive, pledge, dispose of or deliver or agree or commit to issue, sell or deliver any Company Securities, except upon the exercise or settlement of, Company Options, Company RSUs or Company Warrants;

(f) except for transactions solely among the Company and its Subsidiaries or solely among the Subsidiaries of the Company, directly or indirectly, reclassify, split, combine, subdivide or redeem, repurchase, purchase or otherwise acquire or amend the terms of, directly or indirectly, any of its or its Subsidiaries’ capital stock or other equity or voting interest, other than (i) the acquisitions of shares of Company Common Stock in connection with the surrender of shares of Company Common Stock by holders of Company Options in order to pay the exercise price of such Company Options; (ii) the withholding of shares of Company Common Stock to satisfy Tax obligations incurred in connection with the exercise of Company Options and the settlement of Company RSUs; or (iii) the acquisition by the Company of Company Options and Company RSUs in connection with the forfeiture of such awards;

(g) (i) incur or assume any Indebtedness (including any long-term or short-term debt) or issue any debt securities; or (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person, except solely with respect to obligations of any direct or indirect wholly owned Subsidiaries of the Company; provided that this Section 5.2(g) shall not apply to (A) trade payables, obligations pursuant to business credit cards and liabilities pursuant to or in connection with letters of credit or bank’s acceptances or similar items, in each case, incurred in the ordinary course of business; (B) Indebtedness under the Company Loan and Security Agreement (or replacements thereof on comparable or then-market terms) not to exceed $1,000,000 in the aggregate; and (C) intercompany loans or advances between or among the Company and its direct or indirect wholly owned Subsidiaries;

(h) make any loans, advances or capital contributions to, or investments in, any other Person, except for (i) prepayments and deposits paid to suppliers and other business counterparties of the Company or any of its Subsidiaries in the ordinary course of business, (ii) trade credit extended to customers of the Company or any of its Subsidiaries in the ordinary course of business, (iii) advances or other payments among the Company and its wholly owned Subsidiaries and (iv) advances in the ordinary course of business in compliance in all material respects with the Company’s Group’s policies related thereto of the Company or its Subsidiaries to employees, officers or directors of the Company or any of its Subsidiaries for business-related out-of-pocket expenses;

(i) make, authorize, enter into any commitment for or incur any new capital expenditure(s) in an amount in excess of $200,000 individually or $500,000 in the aggregate;

(j) (A) lease, license, sell, transfer, assign, allow to lapse, or otherwise abandon or dispose of, or subject to any liens (other than Permitted Liens) any material Company Intellectual Property, other than granting non-exclusive licenses of Company Intellectual Property in the ordinary course of business (i) to customers or (ii) to service providers for use for the benefit of any member of the Company Group; (B) disclose to any third Person any material Trade Secrets of the Company Group, except pursuant to reasonably protective written confidentiality agreements entered into in the ordinary course of business; or (C) subject any Company Products or Proprietary Software to any Copyleft Terms;

(k) license, sell, transfer, assign or otherwise dispose of any material assets, rights or properties (other than the Company Intellectual Property), other than (i) the sale or license of goods and services to customers in the ordinary course of business, (ii) the sale or other disposition of assets or equipment deemed by the Company in its reasonable business judgment to be obsolete or otherwise warranted in the ordinary course of business, (iii) transactions among the Company and its wholly owned Subsidiaries or among its wholly owned Subsidiaries or (iv) pursuant in connection with financing transactions permitted by Section 5.2(g);

(l) except pursuant to an Employee Plan in effect on the date of this Agreement or as may be required by applicable Law, (i) enter into, adopt, amend or terminate any Employee Plan or other plan, program, agreement or arrangement that would constitute a material Employee Plan if in effect on the date of this Agreement, except for annual renewals of any Employee Plan providing health and welfare benefits in the ordinary course of business; (ii) increase the compensation of any director, officer, employee, individual consultant or other individual service provider of the Company Group other than increases to any such individuals in the ordinary course of business that do not exceed 20% individually or 3.5% in the aggregate, (iii) pay any special bonus to any director, officer, employee, individual consultant or other individual service provider of the Company Group; (iv) enter into any change in control, severance or similar agreement or any retention or similar agreement with any officer, employee, director, individual independent contractor or other individual service provider of the Company Group; (v) grant any new awards under any Employee Plan; (vi) amend, modify or accelerate the vesting of any outstanding award under any Employee Plan, (vii) cause the funding of any rabbi trust or similar arrangement or take any action to fund or in any other way secure the payment of compensation or benefits under any Employee Plan, (viii) enter into, amend or terminate any collective bargaining agreement or other agreement with a labor union, works council or similar organization, (ix) forgive any loans, or issue any loans (other than routine travel advances issued in the ordinary course of business) to any employees, directors, officers, or contractors of the Company Group, or (x) (A) hire or engage any new officer of the Company, other than as needed to replace an officer of the Company whose employment terminates for any reason or (B) hire or engage any new employee or individual consultant, in either case, with respect to this subclause (x), except in the ordinary course of business with respect to employees and individual consultants who are not executive officers of the Company or the Rollover Stockholder and whose annual base compensation does not exceed $180,000 or to replace a departed officer, employee or individual where the annual compensation of such replacement officer, employee or individual consultant, as the case may be does not materially exceed the annual compensation of the individual being replaced;

(m) take any action that would constitute a “Mass Layoff” or “Plant Closing” of employees of the Company Group within the meaning of, or would otherwise trigger notice requirements or liability under, the WARN Act;

(n) settle, release, waive or compromise any pending or threatened material Legal Proceeding or other claim, except for the settlement of any Legal Proceedings or other claim that is (i) solely for monetary payments of, net of insurance recovery, no more than $500,000 in the aggregate and that does not involve any admission of wrongdoing; or (ii) settled in compliance with Section 6.14;

(o) except as required by GAAP or Law, make any material change in accounting principles or methods of financial accounting;

(p) (i) make (other than in the ordinary course of business), revoke, or change any material Tax election; (ii) settle or compromise any material Tax claim or assessment or surrender any right to claim a material Tax refund; (iii) change any material Tax accounting method; (iv) enter into any closing agreement with respect to any material Taxes; (v) except for requests for extensions of time to file Tax Returns, in the ordinary course of business, grant or request a waiver or extension of any limitation on the period for audit and examination or assessment and collection of any material Tax; or (vi) amend any material Tax Return;

(q) engage in any transaction with, or enter into any agreement, arrangement or understanding with, any Affiliate of the Company or other Person covered by Item 404 of Regulation S-K promulgated by the SEC that would be required to be disclosed pursuant to Item 404, except as permitted under Section 5.2(l);

(r) acquire (by merger, consolidation or acquisition of stock or assets) any other Person or any material portion thereof or material equity interest therein or enter into any Contract that involves a joint venture entity, limited liability company or legal partnership (excluding commercial agreements that do not involve the formation of an entity with any third Person);

(s) grant any material refunds, credits, rebates or other allowances to any end user, customer, reseller or distributor, in each case other than in the ordinary course of business;

(t) enter into or amend any Contract with any broker, finder, investment banker or other Person under which such Person is or may be entitled to any brokerage, finder’s or other similar fee or commission (whether in connection with the Transactions or otherwise); or

(u) enter into, authorize any of, or agree or commit to enter into a Contract to take any of the actions prohibited by this Section 5.2.

5.3 No Solicitation.

(a) No-Solicitation. Subject to the terms of Section 5.3(b), during the period commencing on the date of this Agreement (the “No-Shop Period Start Date”) and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company will, and will cause its Subsidiaries and its and their respective directors, officers, and employees, and use its reasonable best efforts to cause its consultants, agents, representatives and advisors (collectively with its Subsidiaries, directors, officers, and employees, “Representatives”), to (i) promptly cease and cause to be terminated any solicitations, facilitation, discussions, encouragement or negotiations with any Person (other than Parent, Merger Sub, the Financing Sources and their respective Representatives) in connection with any Acquisition Proposal or any other proposal, offer, inquiry or request that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, (ii) promptly, and in any event within two (2) Business Days, request the prompt return or destruction of all non-public information concerning the Company Group theretofore furnished to any such Person with whom a confidentiality agreement with respect to any proposal, offer, inquiry or request that constitutes, or would reasonably be expected to lead to, an Acquisition Transaction or Acquisition Proposal was entered into, or furnished to such Person’s Representatives or financing sources, and use its commercially reasonable efforts to have such information returned or destroyed, (iii) cease providing any further information with respect to the Company or any Acquisition Proposal to any such Person or its Representatives or financing sources, and (iv) terminate all access granted to any such Person (other than Parent, Merger Sub, the Financing Sources and their respective Representatives) and its Representatives or financing sources to any physical or electronic data room. Subject to the terms of Section 5.3(b), from the No-Shop Period Start Date until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company Group will not, and will cause its Subsidiaries, directors, officers, and employees not to, and will use its reasonable best efforts to cause all of its other Representatives (in their capacity as such) not to, directly or indirectly, (A) solicit, initiate, propose or induce the making, submission or announcement of, or knowingly encourage, facilitate or assist, any proposal or inquiry that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal; (B) furnish to any Person (other than to Parent, Merger Sub, the Financing Sources and their respective Representatives) any information relating to the Company Group or afford to any Person access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company Group (other than Parent, Merger Sub, the Financing Sources and their respective Representatives), in any such case with the intent to induce, or that would reasonably be expected to, solicit or induce, the making, submission or announcement of, or knowingly encourage, facilitate or assist, any proposal or inquiry that constitutes an Acquisition Proposal or that would reasonably be expected to lead to, an Acquisition Proposal; (C) participate or engage in discussions or negotiations with any Person (other than Parent, Merger Sub, the Financing Sources and their respective Representatives) in a manner to induce, encourage or facilitate an Acquisition Proposal (except, in each case, to notify such Person that the provisions of this Section 5.3(a) prohibit any such discussions or negotiations); (D) approve, endorse or recommend any offer or proposal that constitutes an Acquisition Proposal; (E) enter into any letter of intent, agreement in principle, memorandum of understanding, merger agreement, acquisition agreement or other Contract relating to an Acquisition Transaction, other than an Acceptable Confidentiality Agreement (any such letter of intent, agreement in principle, memorandum of understanding, merger agreement, acquisition agreement or other Contract relating to an Acquisition Transaction, an “Alternative Acquisition Agreement”); or (F) authorize or commit to do any of the foregoing. Without limiting the foregoing, the Company agrees that any violation of the restrictions on the Company set forth in this Section 5.3(a) by any Subsidiary or Representative of the Company shall be deemed a breach of this Section 5.3(a) by the Company.

(b) Superior Proposals. Notwithstanding Section 5.3(a) (but subject to the other limitations in this Section 5.3(b)), at any time from the No-Shop Period Start Date until the Company’s receipt of the Requisite Stockholder Approval, the Company and the Company Board may, directly or indirectly through one or more of their Representatives (including the Company Financial Advisor), participate or engage in discussions or negotiations with, furnish any non-public information relating to the Company Group to, or afford access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company Group solely pursuant to, and only following execution of, an Acceptable Confidentiality Agreement to any Person or its Representatives that has made or delivered to the Company a bona fide written Acquisition Proposal after the date of this Agreement and solely to the extent that (i) such Acquisition Proposal did not result from a breach of Section 5.3, (ii) the Company Board has determined in good faith (after consultation with its financial advisor and outside legal counsel) that such Acquisition Proposal either constitutes a Superior Proposal or is reasonably likely to lead to a Superior Proposal, and (iii) prior to taking such action, the Company Board has determined in good faith (after consultation with its financial advisor and outside legal counsel) that the failure to take the actions contemplated by this Section 5.3(b) would be inconsistent with its fiduciary duties pursuant to applicable Law; provided, however, that the Company shall promptly (and in any event within twenty-four (24) hours thereafter) make available to Parent and its Representatives, as applicable, any non-public information that is provided to any such Person or its Representatives that was not previously made available to Parent.

(c) No Change in Company Board Recommendation or Entry into an Alternative Acquisition Agreement. Except as provided by Section 5.3(d), at no time after the date of this Agreement may the Company Board (or a committee thereof):

(i) (A) withhold or withdraw (or, amend, qualify or modify in any manner adverse to Parent), or publicly propose to withhold or withdraw (or, amend, qualify or modify in any manner adverse to Parent), the Company Board Recommendation; (B) adopt, authorize, approve, agree to, accept, endorse, recommend, submit to a vote of the Company Stockholders or otherwise declare advisable (or publicly propose to do any of the foregoing) an Acquisition Proposal; (C) fail to publicly reaffirm the Company Board Recommendation within five (5) Business Days after Parent so requests in writing (or, if earlier, by the second (2nd) Business Day prior to the then-scheduled Company Stockholder Meeting), it being understood that the Company will have no obligation to make such reaffirmation on more than one occasion with respect to any specific Acquisition Proposal and on more than one occasion with respect to each material modification thereof; (D) make any recommendation or public statement in connection with a tender or exchange offer or publicly disclosed Acquisition Proposal, or fail to publicly reaffirm the Company Board Recommendation reasonably promptly after the launch of a tender or exchange offer or public disclosure of an Acquisition Proposal prior to the earlier of (1) ten (10) Business Days after commencement or disclosure thereof, and (2) the second (2nd) Business Day prior to the then-scheduled Company Stockholder Meeting or the date of commencement or disclosure thereof if commenced or disclosed after the second (2nd) Business Day prior to the then scheduled Company Stockholder Meeting, other than a recommendation against such offer or a “stop, look and listen” communication by the Company Board (or a committee thereof) to the Company Stockholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act (or any substantially similar communication which is not otherwise a Recommendation Change); (E) fail to include the Company Board Recommendation in the Proxy Statement when disseminated to the Company Stockholders; or (F) resolve, agree or publicly propose any action described in clauses (A) through (E) (any action described in clauses (A) through (F), a “Recommendation Change”); provided, however, that none of (1) the private determination by the Company Board that an Acquisition Proposal constitutes a Superior Proposal, solely to the extent such determination is not publicly disclosed by the Company, or (2) the delivery by the Company to Parent of any notice in compliance with Section 5.3(d) will, in and of itself, constitute a Recommendation Change; or

(ii) cause or permit any member of the Company Group to enter into an Alternative Acquisition Agreement.

(d) Recommendation Change; Entry into Alternative Acquisition Agreement. Notwithstanding anything to the contrary set forth in this Agreement, at any time prior to obtaining the Requisite Stockholder Approval:

(i) other than in connection with a bona fide Acquisition Proposal, the Company Board (or a committee thereof) may effect a Recommendation Change pursuant to clause (A), (C) or (E) of Section 5.3(c)(i) in response to any positive material event, fact or development or material change in circumstances with respect to the Company that was not actually known to, or reasonably foreseeable by the Company Board as of the date of this Agreement; provided, however, that in no event shall the following events, facts, developments or changes in circumstances constitute an Intervening Event: (A) the receipt, existence or terms of any Acquisition Proposal or any offer or proposal that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal; (B) changes in the price or trading volume of the Company Common Stock or Company Warrants; or (C) the fact, in and of itself, that the Company Group meets or exceeds (x) any public analyst estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period or (y) any internal projections or forecasts of its revenues, earnings or other financial performance (it being understood that the underlying cause of any of the foregoing in clause (x) or this clause (y) may be considered and taken into account) (each such event, fact, development or change, an “Intervening Event”), if the Company Board determines in good faith (after consultation with its financial advisor and outside legal counsel) that the failure to do so would be inconsistent with its fiduciary duties pursuant to applicable Law and if and only if:

(1) the Company has provided prior written notice to Parent at least four (4) Business Days (the “Event Notice Period”) in advance of such Recommendation Change to the effect that the Company Board (or a committee thereof) has (A) so determined; and (B) resolved to effect a Recommendation Change pursuant to this Section 5.3(d)(i), which notice will specify the basis for such Recommendation Change, including a description of the applicable Intervening Event in reasonable detail; and

(2) prior to effecting such Recommendation Change, the Company and its Representatives, during the Event Notice Period, must have (A) negotiated with Parent and its Representatives in good faith (to the extent that Parent desires to so negotiate), including providing Parent’s outside legal counsel the opportunity to discuss with the Company’s outside legal counsel such adjustments to the terms and conditions of this Agreement and/or the Financing Commitments that would permit the Company Board to determine that the failure to make a Recommendation Change in response to such Intervening Event would no longer be inconsistent with the Company Board’s fiduciary duties pursuant to applicable Law; and (B) taken into account any adjustments to the terms and conditions of this Agreement and/or the Financing Commitments proposed by Parent and other information provided by Parent in response to the notice described in clause (1) of this Section 5.3(d)(i);

(3) following such Event Notice Period, the Company Board (or a committee thereof) (after consultation with its outside legal counsel and taking into account Parent’s proposed revisions to the terms and conditions of this Agreement and/or the Financing Letters) shall have determined in good faith that the failure of the Company Board to make such a Recommendation Change would reasonably be expected to be inconsistent with its fiduciary duties pursuant to applicable Law; provided that each time material modifications to the Intervening Event occur, the Company will be required to deliver a new written notice to Parent and to comply with the requirements of this Section 5.3(d)(i) with respect to such new written notice (it being understood that the “Event Notice Period” in respect of such new written notice will begin a new two (2) Business Day period); or

(ii) if the Company has received a bona fide Acquisition Proposal after the No-Shop Period Start Date that has not been withdrawn and that the Company Board has concluded in good faith (after consultation with its financial advisor and outside legal counsel) constitutes a Superior Proposal, then the Company Board may (A) effect a Recommendation Change with respect to such Acquisition Proposal; or (B) authorize the Company to terminate this Agreement pursuant to Section 8.1(h) to enter into an Alternative Acquisition Agreement with respect to such Superior Proposal substantially concurrently with the termination of this Agreement; provided, however, that the Company Board shall not take any action described in the foregoing clauses (A) and (B) unless:

(1) the Company Board determines in good faith (after consultation with its financial advisor and outside legal counsel) that the failure to do so would be inconsistent with its fiduciary duties pursuant to applicable Law;

(2) the Company Group and its Representatives have complied in all material respects with the requirements of and their obligations pursuant to this Section 5.3;

(3) (i) the Company has provided prior written notice to Parent at least four (4) Business Days in advance (the “Proposal Notice Period”) to the effect that the Company Board (or a committee thereof) has (A) received a bona fide Acquisition Proposal that has not been withdrawn; (B) concluded in good faith that such Acquisition Proposal constitutes a Superior Proposal; and (C) resolved to effect a Recommendation Change or to terminate this Agreement pursuant to this Section 5.3(d)(ii) absent any revision to the terms and conditions of this Agreement, which notice will specify the basis for such Recommendation Change or termination, including the identity of the Person or “group” of Persons such Acquisition Proposal, and all the material terms and conditions of the Acquisition Proposal which enabled the Company Board to make the determination that such Acquisition Proposal constitutes a Superior Proposal and, to the extent not already provided, copies of all relevant documents relating to such Acquisition Proposal; (ii) prior to effecting such Recommendation Change or termination, the Company and its Representatives, during the Proposal Notice Period, must have (1) negotiated with Parent and its Representatives in good faith (to the extent that Parent desires to so negotiate), including providing Parent’s outside legal counsel the opportunity to discuss with the Company’s outside legal counsel such adjustments to the terms and conditions of this Agreement and/or the Financing Commitments that would permit the Company Board to determine that such Acquisition Proposal would cease to constitute a Superior Proposal and (2) taken into account any adjustments to the terms and conditions of this Agreement and/or the Financing Commitments proposed by Parent and other information provided by Parent during the Proposal Notice Period; provided, however, that in the event of any material modifications, revisions, updates or supplements to such Acquisition Proposal (it being understood that any change to the financial terms of such proposal shall be deemed a material modification), the Company will be required to deliver a new written notice to Parent and to comply with the requirements of this Section 5.3(d)(ii)(3) with respect to such new written notice (it being understood that the “Proposal Notice Period” in respect of such new written notice will begin a new two (2) Business Day period);

(4) following the end of the applicable Proposal Notice Period, the Company Board (or a committee thereof) (after consultation with its outside legal counsel) concludes in good faith (after taking into account any revisions to the terms and conditions of this Agreement and/or the Financing Commitments proposed by Parent and any other information provided by Parent) that such Acquisition Proposal continues to be a Superior Proposal and that the failure of the Company Board to make such a Recommendation Change or to terminate this Agreement would be inconsistent with its fiduciary duties pursuant to applicable Law; and

(5) solely in the event of any termination of this Agreement in order to cause or permit the Company Group to enter into an Alternative Acquisition Agreement with respect to such Acquisition Proposal which constitutes a Superior Proposal under sub-clause (2) of this Section 5.3(d)(ii), the Company will have validly terminated this Agreement in accordance with Section 8.1(h), and complied with its obligation to pay the Company Termination Fee in accordance with Section 8.3(b).

(e) Notice. From the date of this Agreement until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company will promptly (and in any event within twenty four (24) hours) notify Parent in writing if any inquiries, offers or proposals that constitute an Acquisition Proposal are received by the Company or any of its Representatives, any material revisions to the terms and conditions of any pending Acquisition Proposals, or the Company or any of its Representatives receives any request for information that would reasonably be expected to lead to an Acquisition Proposal. Such notice shall include a summary of the material terms and conditions of such offers or proposals. Thereafter, the Company must keep Parent reasonably informed, on a prompt basis (and in any event within twenty four (24) hours thereafter), with respect to any material changes in the status (and supplementally provide the terms) of any such offers or proposals (including any amendments thereto) and any new, amended or revised written materials relating thereto provided by or to the Company or its Representatives and the status of any related substantive discussions or negotiations. The Company agrees that it shall not, and shall cause its Subsidiaries not to, enter into any confidentiality or other agreements subsequent to the date of this Agreement which prohibit the Company from complying with this Section 5.3(e).

(f) Certain Disclosures. Subject to Parent’s rights pursuant to Section 8.1 and Section 8.3, nothing in this Agreement will prohibit the Company or the Company Board (or a committee thereof) from (i) taking and disclosing to the Company Stockholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or complying with Rule 14d-9 promulgated under the Exchange Act, including a “stop, look and listen” communication by the Company Board (or a committee thereof) to the Company Stockholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act (or any substantially similar communication); (ii) complying with Item 1012(a) of Regulation M-A promulgated under the Exchange Act; or (iii) making any disclosure to the Company Stockholders as required by applicable Law, regulation or stock exchange rule or listing agreement; provided, that any such statement or disclosure made by the Company Board (or a committee thereof) pursuant to this Section 5.3(f) must be subject to the terms and conditions of this Agreement and will not limit or otherwise modify the effect, if any, that any such action has under this Agreement or the obligations of the Company or the Company Board (or any committee thereof) and the rights of Parent under this Section 5.3; provided, further, that the Company Board shall publicly reaffirm the Company Board Recommendation in such disclosure and nothing in the foregoing will be deemed to permit the Company or the Company Board (or a committee thereof) to effect a Recommendation Change other than in accordance with Section 5.3(d), and any public disclosure (other than any “stop, look and listen” statement) by the Company or the Company Board thereof relating to any determination or other action by the Company Board with respect to any Acquisition Proposal shall be deemed to be a Recommendation Change unless the Company Board expressly publicly reaffirms the Company Board Recommendation in such disclosure.

(g) Breach by Representatives. The Company agrees that any breach of this Section 5.3 by any of its Representatives, including any failure of such Representatives to comply with the terms of Section 5.3(a), shall be deemed to be a breach of this Agreement by the Company.

Article VI

ADDITIONAL COVENANTS

6.1 Required Action and Forbearance; Efforts.

(a) Reasonable Best Efforts. Upon the terms and subject to the conditions set forth in this Agreement (including subject to Section 6.2(b)), the Buyer Parties, on the one hand, and the Company, on the other hand, will use their respective reasonable best efforts, and shall cause each of their Subsidiaries to use their reasonable best efforts, to (A) take (or cause to be taken) all actions; (B) do (or cause to be done) all things; and (C) assist and cooperate with the other Parties in doing (or causing to be done) all things, in each case, as are necessary, proper or advisable pursuant to applicable Law or otherwise to consummate and make effective, as promptly as practicable, the Transactions, including by:

(i) causing the conditions to the Merger set forth in Article VII to be satisfied;

(ii) (1) obtaining all consents, waivers, approvals, orders and authorizations from Governmental Authorities; and (2) making all registrations, declarations and filings with Governmental Authorities, in each case, that are necessary or advisable to consummate the Merger;

(iii) obtaining all consents, waivers and approvals and delivering all notifications pursuant to any Material Contracts in connection with this Agreement and the consummation of the Merger so as to maintain and preserve the benefits to the Surviving Corporation of such Material Contracts as of and following the consummation of the Merger; and

(iv) executing and delivering any Contracts and other instruments that are reasonably necessary to consummate the Merger.

(b) No Consent Fee. Notwithstanding anything to the contrary set forth in this Section 6.1, (but subject to and without limiting Section 6.2(b)) neither the Buyer Parties nor the Company Group will be required to agree to the payment of a consent fee, “profit sharing” payment or other consideration (including increased or accelerated payments), the provision of additional security (including a guarantee), or otherwise make any accommodation, commitment or incur any liability or obligation to any third party in connection with obtaining any consent pursuant to any Material Contract that are not conditioned upon the Closing.

6.2 Filings.

(a) Filing Under the HSR Act. Each of Parent and Merger Sub shall, on the one hand, and the Company (and its Subsidiaries, if applicable), shall on the other hand, use reasonable best efforts to file with the FTC and the Antitrust Division of the DOJ a Notification and Report Form relating to this Agreement and the Merger as required by the HSR Act within fifteen (15) Business Days following the date of this Agreement. No Party shall (or shall permit any of its Affiliates, as applicable, to) withdraw its filing, or commit to or agree with any Governmental Authority to stay, toll, or extend, any applicable waiting period or enter into any similar timing agreement, without the prior written consent of the other Parties (not to be unreasonably withheld, conditioned or delayed). Each of Parent and the Company shall use reasonable best efforts to (A) cooperate and coordinate with the other in the making of such filings; (B) supply the other (or cause the other to be supplied) with any information that may be required in order to make such filings; (C) supply (or cause to be supplied) any additional information that may be required or reasonably requested by the Governmental Authorities; and (D) (1) cause the expiration or termination of the applicable waiting periods pursuant to the HSR Act; and (2) obtain any required consents pursuant to the HSR Act, in each case as promptly as practicable and, in any event, prior to the Termination Date. If any Party receives a request for additional information or documentary material (the “Second Request”) from any Governmental Authority with respect to the Merger pursuant to the HSR Act, then such Party will use reasonable best efforts to make (or cause to be made) as soon as reasonably practicable and after consultation with the other Parties, an appropriate response in compliance with such request within five (5) months of receipt of the Second Request. Parent will be solely responsible for and pay all filing fees payable to any Governmental Authority under any Antitrust Law.

(b) Avoidance of Impediments. Each Buyer Party shall, on the one hand, and the Company (and its Subsidiaries, if applicable), on the other hand, agrees to use, and to cause each of their respective Subsidiaries to use, reasonable best efforts to take all actions necessary to avoid or eliminate each and every impediment, obtain all consents and make all filings under any Antitrust Laws that may be required or requested by any foreign or U.S. federal, state or local Governmental Authority, in each case with competent jurisdiction, so as to enable the Parties to consummate the transactions contemplated by this Agreement, including the Merger, as promptly as practicable, including committing to or effecting, by consent decree, hold separate Orders, trust, or otherwise, the sale or disposition of (or limiting the freedom of action with respect to) such assets or businesses as are required to be divested in order to avoid the entry of, or to effect the dissolution of or vacate or lift, any Order, that would otherwise have the effect of preventing or materially delaying the consummation of the Merger and the other transactions contemplated by this Agreement as promptly as practicable. Further, Parent will, and will cause its Subsidiaries to, use reasonable best efforts in order to ensure that (x) no requirement for any non-action by or Consent or approval of any foreign or U.S. Governmental Authority with respect to any Antitrust Laws, (y) no decree, judgment, injunction, temporary restraining Order or any other Order in any suit or proceeding with respect to any Antitrust Laws, and (z) no other matter relating to any Antitrust Laws, in each case of clauses (x), (y) and (z), would preclude consummation of the Merger by the Termination Date. If any Legal Proceeding is brought challenging any of the transactions contemplated hereby as violative of any Antitrust Laws, each of the Parties hereto shall use reasonable best efforts to contest, resist and defend against such Legal Proceeding, in order to avoid the entry of, or seek to have vacated, reversed or terminated, any Order (whether temporary, preliminary or permanent) that would restrain, enjoin, prohibit or delay the consummation of the transactions contemplated by this Agreement. Notwithstanding anything in this Agreement to the contrary, in no event shall any of the Buyer Parties or their Affiliates be required to take, and the Company shall not take without the prior written consent of Parent, any actions required by any Governmental Authority in connection with obtaining approval for the Merger under Antitrust Laws that would be material to the business, operations or financial condition of the combined business of Parent, the Company and their respective subsidiaries, taken as a whole after giving effect to the Transactions (collectively, a “Burdensome Condition”). Notwithstanding anything in this Agreement to the contrary and for the avoidance of doubt, nothing in this Agreement shall require the taking of any action by, including the offering of any remedy with respect to, the CVC Network.

(c) Cooperation.

(i) Each of the Parties will furnish to the other such necessary information and reasonable assistance as the others may reasonably request in connection with the preparation of any required governmental filings or submissions and will cooperate in responding to any inquiry from a Governmental Authority, including (i) promptly informing the other party of such inquiry, (ii) consulting in advance before making any presentations or submissions to a Governmental Authority, (iii) giving the other party the opportunity to attend and participate in any substantive meetings or discussions with any Governmental Authority, to the extent not prohibited by such Governmental Authority, and (iv) supplying each other with copies of all material correspondence, filings or communications between any Party and any Governmental Authority with respect to this Agreement, provided that such copies may be redacted as necessary to address legal privilege or confidentiality concerns or to comply with applicable Law; provided, further, that portions of such copies that are competitively sensitive may be designated as “outside antitrust counsel only”.

(ii) The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of any notice or other communication received by such Party (and, in the case of Parent and Merger Sub) from any Governmental Authority in connection with this Agreement or the transactions contemplated by this Agreement or from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement, if the subject matter of such communication or the failure of such party to obtain such consent could be material to the Company, the Surviving Corporation or Parent.

(iii) Parent shall take the lead in, scheduling and conducting any meeting with any Governmental Authority, coordinating and making any applications and filings with, and resolving any investigation or other inquiry of, any agency or other Governmental Authority, obtaining the required statutory approvals, consents, and approvals from any Governmental Authority necessary, proper or advisable to consummate the Merger; provided, that, Parent agrees to consult with the Company reasonably in advance of taking any such action pursuant to Section 6.2(c)(i) and (ii) and consider in good faith the Company’s views related thereto.

(d) Other Actions. None of the Company or any of the Buyer Parties or their respective Subsidiaries shall take any action that would reasonably be expected to, individually or in the aggregate, prevent or materially delay the consummation of the Merger, including by (i) imposing any material delay in the obtaining of, or materially increasing the risk of not obtaining, any consent of any Governmental Authority necessary to consummate the Merger or the expiration or termination of any applicable waiting period; (ii) materially increasing the risk of any Governmental Authority entering an Order prohibiting the consummation of the Merger; or (iii) materially increasing the risk of not being able to remove any such Order on appeal or otherwise.

6.3 Proxy Statement and Other Required SEC Filings.

(a) Proxy Statement. Subject to the Buyer Parties’ timely performance of its obligations under Section 6.3(c), the Company (with the assistance and cooperation of the Buyer Parties as reasonably requested by the Company) will use its reasonable best efforts to prepare and file with the SEC, within thirty (30) days following the date of this Agreement, a preliminary proxy statement (as amended or supplemented, the “Proxy Statement”) relating to the Company Stockholder Meeting. Subject to Section 5.3(d), the Company must include the Company Board Recommendation in the Proxy Statement. The Company shall use its reasonable best efforts to have the Proxy Statement cleared by the SEC as promptly as reasonably practicable.

(b) Other Required Company Filing. If the Company determines that it is required to file any document other than the Proxy Statement with the SEC in connection with the Merger pursuant to applicable Law (such document, as amended or supplemented, an “Other Required Company Filing”), then the Company (with the assistance and cooperation of the Buyer Parties as reasonably requested by the Company) will promptly prepare and file such Other Required Company Filing with the SEC. The Company will use its reasonable best efforts to cause the Proxy Statement and any Other Required Company Filing to comply as to form in all material respects with the applicable requirements of the Exchange Act and the rules of the SEC and the NYSE. The Company will not file the Proxy Statement or any Other Required Company Filing, or any amendment or supplement thereto, with the SEC without first providing Parent and its counsel a reasonable opportunity to review and comment thereon, and the Company will give due consideration to all reasonable additions, deletions or changes suggested thereto by Parent or its counsel. The Company shall ensure that, on the date of filing and on the date of mailing to the Company Stockholders (if applicable) and the time of the Company Stockholder Meeting neither the Proxy Statement nor any Other Required Company Filing will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading. Notwithstanding the foregoing, no covenant is made by the Company with respect to information supplied by the Buyer Parties or any of their Affiliates for inclusion in the Proxy Statement or any Other Required Company Filing. The Buyer Parties shall ensure that, on the date of filing and on the date of mailing to the Company Stockholders (if applicable) and the time of the Company Stockholder Meeting, the information supplied by the Buyer Parties and their respective Affiliates for inclusion or incorporation by reference in the Proxy Statement or any Other Required Company Filing will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading. Notwithstanding the foregoing, no covenant is made by the Buyer Parties with respect to information supplied by the Company or any of its Affiliates for inclusion in the Proxy Statement or any Other Required Company Filing.

(c) Furnishing Information. Each of the Company, on the one hand, and the Buyer Parties, on the other hand, will furnish all information concerning it and its Affiliates, if applicable, as the other Party may reasonably request in connection with the preparation and filing with the SEC of the Proxy Statement and any Other Required Company Filing. If at any time prior to the Company Stockholder Meeting any information relating to the Company, the Buyer Parties or any of their respective Affiliates should be discovered by the Company, on the one hand, or any Buyer Party, on the other hand, that should be set forth in an amendment or supplement to the Proxy Statement or any Other Required Company Filing, as the case may be, so that such filing would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, then the Party that discovers such information will promptly notify the other, and an appropriate amendment or supplement to such filing describing such information will be promptly prepared and filed with the SEC by the appropriate Party and, to the extent required by applicable Law or the SEC or its staff, disseminated to the Company Stockholders.

(d) Consultation Prior to Certain Communications. Subject to any restrictions under applicable Law, the Company and its Affiliates, on the one hand, and the Buyer Parties and their respective Affiliates, on the other hand, may not communicate in writing with the SEC or its staff in response to any staff comments with respect to the Proxy Statement or any Other Required Company Filing, as the case may be, without first providing the other Party a reasonable opportunity to review and comment on such written communication, and each Party will give due good faith consideration to all reasonable additions, deletions or changes suggested thereto by the other Parties or their respective counsel.

(e) Notices. The Company, on the one hand, and Buyer Parties, on the other hand, will advise the other, and supply the other with copies of, promptly after it receives notice thereof, of any receipt of a request by the SEC or its staff for (i) any amendment or revisions to the Proxy Statement or any Other Required Company Filing, as the case may be; (ii) any receipt of comments from the SEC or its staff on the Proxy Statement or any Other Required Company Filing, as the case may be; or (iii) any receipt of a request by the SEC or its staff for additional information in connection therewith. Without limiting the application of Section 6.3(d), the Company shall use its reasonable best efforts to respond as promptly as reasonably practicable to any comments of the SEC or its staff with respect to the Proxy Statement or any Other Required Company Filing.

(f) Dissemination of Proxy Statement. Subject to applicable Law, the Company will use its reasonable best efforts to cause the Proxy Statement to be disseminated to the Company Stockholders as promptly as reasonably practicable (and in any event within five (5) Business Days) following the filing thereof with the SEC and confirmation from the SEC that it will not review, or that it has completed its review of, the Proxy Statement; provided, that if, on the eleventh (11th) day following the filing thereof with the SEC (counting, for purposes of this proviso, the day of such filing), the Company has not received confirmation from the SEC that it is reviewing the Proxy Statement (or, for the avoidance of doubt, confirmation from the SEC that it will not review the Proxy Statement), the Company will use its reasonable best efforts to obtain confirmation from the SEC that it will not review the Proxy Statement.

6.4 Company Stockholder Meeting.

(a) Call of Company Stockholder Meeting. Subject to the provisions of this Agreement, the Company will take all action necessary in accordance with the DGCL, the Exchange Act, the Charter, the Bylaws and the rules of the NYSE to establish a record date for (and the Company will not change the record date without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed)) and duly call, give notice of, convene and hold a meeting of its stockholders (the “Company Stockholder Meeting”), in each case, as promptly as reasonably practicable following the mailing of the Proxy Statement to the Company Stockholders for the purpose of obtaining the Requisite Stockholder Approval. As promptly as reasonably practicable after the date of this Agreement (and upon the reasonable request of Parent made not more than one time every two weeks), the Company shall conduct a “broker search” in accordance with Rule 14a-13 of the Exchange Act assuming that, for such purposes only, the record date of the Company Stockholder Meeting will be 20 Business Days after the date the broker search is conducted. Notwithstanding anything to the contrary in this Agreement, the Company will not be required to convene and hold the Company Stockholder Meeting at any time prior to the date that is 30 days following the mailing of the Proxy Statement to the Company Stockholders. Subject to Section 5.3(d) and unless there has been a Recommendation Change in compliance with Section 5.3, the Company will use its reasonable best efforts to solicit proxies to obtain the Requisite Stockholder Approval. Without the prior written consent of Parent, obtaining the Requisite Stockholder Approval, voting to approve, on a non-binding, advisory basis, the compensation that will or may become payable by the Company to certain executive officers in connection with the Merger and adjournment shall be the only matters (other than procedural matters) which the Company shall propose to be acted on by the Company Stockholders at the Company Stockholder Meeting.

(b) Adjournment of Company Stockholder Meeting. Notwithstanding anything to the contrary in this Agreement, the Company may, following consultation with Parent, make (and if requested by Parent, shall be required to make) one or more successive postponements or adjournments of the Company Stockholder Meeting of not more than thirty (30) days individually (i) to allow additional solicitation of votes, if proxies granted by the time of the Company Stockholder Meeting are insufficient to obtain the Requisite Stockholder Approval; (ii) if there are holders of an insufficient number of shares of the Company Common Stock present or represented by proxy at the Company Stockholder Meeting to constitute a quorum at the Company Stockholder Meeting; or (iii) if the Company is required to postpone or adjourn the Company Stockholder Meeting by applicable Law or a request from the SEC or its staff, including to the extent necessary to ensure that any supplement or amendment to the Proxy Statement that is required by applicable Law is provided to the stockholders of the Company within a reasonable amount of time in advance; provided, that in no event shall the Company postpone or adjourn the Company Stockholder Meeting more than two (2) times pursuant to clauses (i) or (ii) or for an aggregate period of time in excess of sixty (60) days from the date on which the Company Stockholder Meeting was originally scheduled, in each case without the prior written consent of Parent (which consent will not be unreasonably withheld, conditioned or delayed). In the event that the date of the Company Stockholder Meeting as originally called is for any reason adjourned or postponed or otherwise delayed, the Company agrees that, except with the prior written consent of Parent (which consent will not be unreasonably withheld, conditioned or delayed), it shall use reasonable best efforts to implement such adjournment or postponement or other delay in such a way that the Company does not establish a new record date for the Company Stockholders Meeting, as so adjourned, postponed or delayed, other than as required by applicable Law.

6.5 Financing.

(a) Subject to the terms and conditions of this Agreement, each Buyer Party shall use its commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and obtain the Financing on the Closing Date. Such actions shall include, but not be limited to, using commercially reasonable efforts to:

(i) maintain in effect and not cancelling any commitments under the applicable Financing Commitments that would constitute a Prohibited Financing Modification and, to the extent entered into prior to the Closing, the definitive agreements relating to the applicable Financing (subject to Parent’s or Merger Sub’s right to replace, restate, supplement, modify, assign, substitute, waive or amend the Financing Commitments in accordance therewith);

(ii) negotiating, executing and delivering definitive documents with respect to the Debt Financing that reflect (A) the terms contained in the Debt Commitment Letter (including any “market flex” provisions related thereto) or (B) such other terms as may be acceptable to both Parent and the applicable Financing Sources; provided that such other terms (x) do not contain any conditions precedent to the initial funding of the Financing that would constitute a Prohibited Financing Modification, and (y) would not reasonably be expected to materially delay or prevent the consummation of the Closing;

(iii) satisfy on a timely basis (taking into account the anticipated timing of the Closing) all Financing Conditions applicable to (and within control of) the Buyer Parties in the applicable Financing Commitments and, to the extent entered into prior to the Closing, the definitive agreements relating to the Financing;

(iv) fully pay, or cause to be fully paid, all commitment or other fees arising pursuant to the Debt Commitment Letter as and when they become due in accordance with the terms of the Debt Commitment Letter;

(v) upon satisfaction of the Financing Conditions, enforcing its rights under or with respect to the Financing, including by seeking to cause the other parties thereto to fulfill their obligations under the Financing Commitments; and

(vi) upon the satisfaction or waiver of the conditions to Parent’s and Merger Sub’s obligations to consummate the Merger set forth in Section 7.2 and the satisfaction of all Financing Conditions, consummate the Financing and cause the Financing Sources to fund the Financing at (or substantially concurrently with) the Closing.

(b) Prior to the Closing Date, the Buyer Parties shall not, without the prior written consent of the Company, (x) agree to or permit any termination of or amendment, supplement, replacement, restatement or modification to be made to, or grant any waiver of any provision under, the Equity Commitment Letter(s) or (y) subject to the last sentence of this paragraph, agree to or permit any termination of or amendment, supplement, replacement, restatement or modification to be made to, or grant any waiver of any provision under, the Debt Commitment Letter or the Redacted Fee Letter if, in the case of this clause (y) such termination, amendment, supplement, modification or waiver would:

(i) reduce the aggregate amount of the Equity Financing or Debt Financing (including by increasing the amount of fees to be paid or original issue discount as compared to the fees and original issue discount contemplated by the Debt Commitment Letter on the date of this Agreement unless the amount of the Debt Financing or Equity Financing is increased by a corresponding amount) such that, after drawing upon or using available amounts contained in the Parent Closing Accounts, Parent or Merger Sub, as applicable, would not have sufficient available funds necessary to pay the Required Amounts on the Closing Date;

(ii) impose new or additional conditions precedent to the availability of the Debt Financing or expand or amend or modify any of the existing conditions precedent to the Debt Financing, in each case, in a manner that would reasonably be expected to make the funding of the Debt Financing less likely to occur or materially hinder, delay or prevent the Closing;

(iii) adversely affect the ability of Parent to enforce its rights against the other parties to the Debt Financing Commitments or the Redacted Fee Letters; or

(iv) otherwise reasonably be expected to materially hinder, delay or prevent the Closing (the foregoing clauses (i) through (iii), collectively, the “Prohibited Financing Modifications”). Notwithstanding the foregoing, any amendment, supplement or modification (1) to add or replace lenders, lead arrangers, bookrunners, syndication agents or other similar entities (or titles with respect to such entities) thereto or (2) contemplated by the terms of the Debt Commitment Letter as of the date of this Agreement, in each case, shall be permitted and shall not require written consent of the Company. Parent shall promptly deliver to the Company copies of any written amendment, amendment and restatement, replacement, modification, supplement, consent or waiver to or under any Debt Commitment Letter promptly upon execution thereof.

(c) Parent shall, upon Company’s reasonable written request, keep the Company informed on a reasonably prompt basis and in reasonable detail of the status of its efforts to arrange the Debt Financing. The Buyer Parties shall give the Company prompt written notice of:

(i) any material breach, default, termination, cancellation or repudiation by any party to any of the Financing Commitments of which any Buyer Party becomes aware;

(ii) the receipt by any Buyer Party of any written notice or other written communication from any Financing Source with respect to any actual or alleged (in writing) material breach, default, termination, cancellation or repudiation by any party to any of the Financing Commitments of any provisions of the Financing Commitments; and

(iii) the occurrence of an event or development that would reasonably be expected to adversely impact the ability of Parent or Merger Sub to obtain all or any portion of the Financing necessary to fund the Required Amount on the Closing Date, after drawing upon or using available amounts contained in the Parent Closing Accounts.

(d) Neither Parent nor any of its Affiliates shall take any action that could reasonably be expected to materially delay or prevent the consummation of the Debt Financing or Equity Financing on the Closing Date (after taking into account any available Equity Financing and available amounts contained in the Parent Closing Accounts). If, all or any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated by the Debt Commitment Letter and such portion is necessary to fund the Required Amount on the Closing Date (after taking into account any available Equity Financing and available amounts contained in the Parent Closing Accounts), Parent shall promptly notify the Company in writing and the Buyer Parties shall use their commercially reasonable efforts to arrange and obtain, prior to the Termination Date, alternative debt financing from the same or alternative sources in an amount sufficient, together with the remaining available Financing (after taking into account any available Equity Financing and available amounts contained in the Parent Closing Accounts), to fund the Required Amount on the Closing Date (after taking into account any available Equity Financing and available amounts contained in the Parent Closing Accounts) and with financial terms and conditions not less favorable and other terms and conditions (including market “flex” provisions) not materially less favorable, taken as a whole, to the Buyer Parties (or their respective Affiliates) than the terms and conditions set forth in the Debt Commitment Letter (“Alternative Debt Financing”). Parent shall deliver to the Company true, correct and complete copies of any commitment letters (including related fee letters) with respect to any Alternative Debt Financing (which fee letters may be redacted in a fashion consistent with the Redacted Fee Letter).

(e) Notwithstanding anything to the contrary in this Agreement, nothing contained in this Section 6.5 shall require, and in no event shall the commercially reasonable efforts of Parent or Merger Sub be deemed or construed to require, either Parent or Merger Sub to seek the Equity Financing from any source other than the Investors (as defined in the Equity Commitment Letters), or in any amount in excess of that contemplated by the Equity Commitment Letter(s), (y) incur or pay any fees to obtain a waiver of any term of the Debt Commitment Letter or pay any material fees that are, in the aggregate, in excess of those contemplated by the Equity Commitment Letters or the Debt Commitment Letter (including any market “flex” provisions contained herein) or (z) agree to financial terms and conditions not less favorable and other terms and conditions not materially less favorable, taken as a whole, to Parent or Merger Sub (or their Affiliates) than the terms and conditions set forth in the Debt Commitment Letter.

(f) For purposes of this Agreement, references to (x) the “Financing” shall include the financing contemplated by the Financing Commitments as permitted to be amended, modified, supplemented, waived or replaced by this Section 6.5 and any Alternative Debt Financing, (y) the “Debt Commitment Letter” shall include such documents as permitted to be amended, modified, supplemented, waived or replaced by this Section 6.5 and any commitment letter or other binding documentation with respect to any Alternative Debt Financing and (z) “Debt Financing” shall include the debt financing contemplated by the Debt Commitment Letter as permitted to be amended, modified, supplemented, waived or replaced by this Section 6.5 and any Alternative Debt Financing.

(g) For the avoidance of doubt, compliance by the Buyer Parties with this Section 6.5 shall not relieve the Buyer Parties of their obligations to consummate the transactions contemplated by this Agreement whether or not the Financing is available. The Parties acknowledge and agree that all obligations of the Buyer Parties relating to their respective efforts to obtain the Financing shall be governed exclusively by this Section 6.5.

(h) Parent Closing Accounts. Prior to the Closing: Without limiting anything contained in this Agreement:

(i) Parent and its Subsidiaries shall maintain the Parent Closing Accounts; and

(ii) the Buyer Parties shall, until the earlier of (x) the valid termination of this Agreement in accordance with its terms and (y) the Closing and the payment in full of Required Amount, ensure and be responsible that the Parent Closing Accounts contain, in the aggregate, the full Parent Closing Amount in the form of freely usable unrestricted cash.

(iii) It is understood and agreed that if (A) the Parent Closing Account cash balance decreases below the Parent Closing Amount at any time, and (B) in each such instance in clause (A), prior to the earlier of (x) one (1) Business Day prior to the date on which the Closing should have occurred in accordance with Section 2.3 assuming no deficiency in the Equity Financing, and (y) five (5) Business Days after the time any such deficiency first arose either (x) the Buyer Parties increased the balance such that the Parent Closing Accounts contain at least the full Parent Closing Amount; or (y) the amount of the Equity Financing under the Equity Commitment Letters was increased by an amount that, together with the remaining amount in the Parent Closing Accounts, equals the Parent Closing Amount, then the conditions precedent set forth in Section 7.3(a) or Section 7.3(b), as applied to Parent’s representations under Section 4.11(c) or Parent’s obligations under Section 6.5(g)(ii) shall be deemed to be satisfied;

(iv) Parent shall give the Company prompt written notice of the occurrence of an event or development that would reasonably be expected to adversely impact the ability of Parent to draw upon any amounts contained in the Closing Accounts;

(v) within two (2) Business Days following the Company’s written request (not to be made more often than every 30 days) an authorized officer of Parent shall confirm in writing to the Company the matters set forth in clauses (i)-(iv) of Section 4.11(c) and compliance by Parent with this Section 6.5(h); and

(vi) neither Parent nor any of its Affiliates shall permit or enter into any Contract or other instrument that provides for any prohibition of any kind or nature that would prevent or materially delay the ability of Parent to draw upon amounts in any Parent Closing Account holding some or all of the Parent Closing Amount and use such amounts to pay any portion of the Required Amount.

6.6 Cooperation With Debt Financing.

(a) Prior to the Closing Date, the Company shall use its commercially reasonable efforts to provide, and shall cause its Subsidiaries and its and their respective personnel to use their commercially reasonable efforts to cause its and their respective Representatives to, use reasonable best efforts to provide, to Parent and Merger Sub, in each case at Parent’s sole cost and expense but subject to the Reimbursement Obligations, such necessary, advisable or customary cooperation as is reasonably requested by Parent in connection with the arrangement of the Debt Financing, including:

(i) causing senior management of the Company, with appropriate seniority and expertise, to assist in preparation for and participate in a reasonable number of investor and lender meetings (including a reasonable and limited number of one-on-one meetings and calls that are requested in advance with or by the parties acting as lead arrangers or agents for, and prospective lenders of, the Debt Financing), presentations, drafting sessions and sessions with rating agencies in connection with the Debt Financing at reasonable times and locations mutually agreed (such agreement not to be unreasonably withheld, conditioned or delayed), and assisting Parent in obtaining ratings in connection with the Debt Financing;

(ii) providing assistance with the preparation by Parent and the Financing Sources of materials for rating agency presentations, bank information memoranda syndication memoranda, lender presentations and other customary marketing documents required in connection with the Debt Financing (collectively, the “Debt Marketing Material”); provided that Parent will deliver to the Company the items (if applicable) set forth in Section 6.6(a)(ii) of the Company Disclosure Letter in accordance with the terms provided therein;

(iii) assisting Parent in connection with Parent’s preparation of pro forma financial statements of the Company and its Subsidiaries of the type necessary or reasonably requested by the Financing Sources to be included in any bank information memoranda or other customary marketing materials, including by providing such financial and other pertinent information regarding the Company and its Subsidiaries and their respective businesses; provided that neither the Company nor any of its Subsidiaries or Representatives shall be required to provide any information or assistance relating to (A) the proposed debt and equity capitalization that is required for such pro forma financial information or assumed interest rates and fees and expenses relating to such debt and equity capitalization, (B) any post-Closing or pro forma cost savings, synergies, capitalization, ownership or other pro forma adjustments desired to be incorporated into any information used in connection with the Debt Financing or (C) any information related to Parent or any of its Subsidiaries or any adjustments that are not directly related to the acquisition of the Company;

(iv) (A) assisting in the preparation, execution and delivery of definitive financing documents necessary to satisfy a Financing Condition, including any credit agreement, notes, guarantee and collateral documents, pledge and security documents, customary closing certificates and documents in connection with the Debt Financing and other customary documents as may reasonably be requested by Parent or the Financing Sources and (B) facilitating the pledge of, grant of security interests in and obtain perfection of any liens on collateral in connection with the Debt Financing; provided that, (I) none of the documents or certificates shall be executed and/or delivered except in connection with the Closing, (II) the effectiveness thereof shall be conditioned upon, or become operative as of or after, the occurrence of the Closing and (C) no liability shall be imposed on the Company or any of its Subsidiaries or any of their respective officers or employees involved prior to the Closing Date;

(v) providing all documentation and other information about the Company and its Subsidiaries as is reasonably requested under applicable “know your customer” and anti-money laundering rules and regulations including the USA PATRIOT Act, Title III of Pub. L. 107-56 (signed into law on October 26, 2001) and the Customer Due Diligence Requirements for Financial Institutions issued by the U.S. Department of Treasury Financial Crimes Enforcement Network under the Bank Secrecy Act (such rule published May 11, 2016 and effective May 11, 2018), in each case, at least four (4) Business Days prior to the Closing Date to the extent requested in writing at least nine (9) Business Days prior to the Closing Date;

(vi) delivering notices of prepayment within the time periods required by the Company Loan and Security Agreement to be delivered at the Closing, giving any other necessary notices, to allow for the payoff, discharge and termination in full at the Closing of all Indebtedness required pursuant to Section 6.18 and cooperating in the replacement, backstop or cash collateralization of any outstanding letters of credit issued for the account of the Company or any of its Subsidiaries; and

(vii) taking all corporate, limited liability company, partnership or other similar actions reasonably requested by Parent or any Financing Sources to permit the consummation of the Debt Financing; provided that no such actions shall be required to be effective prior to the Closing; provided further, that:

(1) in no event shall the Company or any of its Subsidiaries be required to provide any such cooperation to the extent it would interfere unreasonably with the ongoing operations of the Company and its Subsidiaries;

(2) in no event shall the Company or any of its Subsidiaries or any of their respective Representatives be required to incur any liability or obligation on account of the Debt Financing until the Closing Date and that is not contingent on the Closing;

(3) in no event shall the Company or any of its Subsidiaries be required to pay any commitment or other fee, enter into any definitive agreement relating to the Debt Financing Commitments or agree to provide any indemnity in connection with the Financing that, in each case, is not effective or conditioned, as applicable, upon the Closing or that would not terminate without liability to the Company or any of its Affiliates upon the termination of this Agreement;

(4) nothing in this Section 6.6 shall require any action that would conflict with, violate or result in a breach of or a default under the Company’s or any of its Subsidiaries’ organizational documents or any applicable Laws or result in, prior to the Closing Date, the contravention of any Material Contract to which the Company or its Subsidiaries is a party;

(5) neither the Company or its Subsidiaries nor any Persons who is a director, officer or employee of the Company or its Subsidiaries shall be required to (x) pass resolutions or consents (except those which are subject to the occurrence of the Closing passed by directors or officers continuing in their positions following the Closing) or (y) execute any Debt Financing Commitments (excluding the authorization letter referred to in Clause (iii) above) or Contract prior to the occurrence of the Closing in connection with the Debt Financing;

(6) none of the Company or its Subsidiaries or any of their respective Representatives shall be required to disclose or provide any information in connection with the Financing, the disclosure of which, in the judgement of the Company, is subject to attorney-client privilege or could result in the disclosure of any trade secrets or the violation of any confidentiality obligation; provided that the Company or such Subsidiary shall use reasonable best efforts to provide an alternative means of disclosing or providing such information, and in the case of any confidentiality obligation, Company shall, to the extent permitted by such confidentiality obligations, notify Parent if any such information that Parent, Merger Sub or any Financing Source has specifically identified and requested is being withheld as a result of any such obligation of confidentiality;

(7) none of the Company or its Subsidiaries or any of their respective Representatives shall be obligated to provide any financial (or other) information that (1) is not produced in the ordinary course of business or (2) cannot be produced or provided without unreasonable cost or expense;

(8) none of the Company or its Subsidiaries or any of their respective Representatives shall be required to deliver any legal opinion or accountants’ comfort letters or reliance letters in connection with the Debt Financing;

(9) none of the Company or its Subsidiaries or any of their respective Representatives shall be required to take any action other than at Parent’s request and with reasonable prior notice;

(10) none of the Company or its Subsidiaries or any of their respective Representatives shall be required to take any action that would cause the Company or any of its Subsidiaries to breach any representation, warranty, covenant or agreement in this Agreement; and

(11) none of the Company or its Subsidiaries or any of their respective Representatives shall be required to take any action that would reasonably be expected to subject any director, officer or employee or stockholder of the Company or any of its Subsidiaries to actual or potential personal liability.

Parent shall, on the earlier of the Closing Date or the termination of this Agreement pursuant to its terms, (x) promptly, upon request by the Company, reimburse the Company and its Subsidiaries, as applicable, for all reasonable and documented out-of-pocket costs and expenses (including (A) reasonable and documented attorneys’ fees and (B) reasonable and documented fees and expenses of the Company’s accounting firms engaged to assist in connection with the Financing, including performing additional requested procedures, reviewing any offering documents, participating in any meetings and providing any comfort letters) incurred by the Company or any of its Subsidiaries or their respective Representatives in connection with the cooperation of the Company and its Subsidiaries and Representatives contemplated by this Section 6.6(a) (it being understood that the reimbursement set forth in this paragraph shall not apply to any fees, costs and expenses incurred by, or on behalf of, the Company in connection with its ordinary course financial reporting requirements); and (y) indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with the arrangement of the Financing (including the performance of their respective obligations under this Section 6.6) and any information used in connection therewith, in each case other than to the extent any of the foregoing was suffered or incurred as a result of (I) fraud, bad faith or willful misconduct or (II) information provided by or on behalf of the Company, any of its Subsidiaries or their respective Representatives (collectively, the “Reimbursement Obligations”).

(b) The Company hereby consents to the use of its logos solely in connection with the Financing; provided that the Buyer Parties shall ensure that such logos are used solely (i) in a manner that is not intended to or reasonably likely to harm or disparage the Company or its Subsidiaries the reputation or goodwill of the Company or any of its subsidiaries, (ii) in connection with a description of the Company, its business and products or the Merger and (iii) in a manner that will comply with the Company’s usage requirements to the extent made available to Parent prior to the date of this Agreement.

(c) Each Buyer Party acknowledges and agrees that the obtaining of the Financing, or any Alternative Debt Financing, is not a condition to Closing. If the Debt Financing has not been obtained, the Buyer Parties shall continue to be obligated, until such time as the Agreement is validly terminated in accordance with its terms and subject to the waiver or fulfillment of the conditions set forth herein, to complete the transactions contemplated by this Agreement, including by drawing on the Equity Financing.

(d) Notwithstanding anything to the contrary herein, it is understood and agreed that the conditions precedent set forth in Section 7.2, as applied to the Company’s obligations under this Section 6.6, shall be deemed to be satisfied unless the Debt Financing has not been obtained as a direct result of the Company’s Willful and Material Breach of its obligations under this Section 6.6.

6.7 Anti-Takeover Laws. The Company and the Company Board will (a) take all actions within their power to ensure that no “anti-takeover” statute or similar statute or regulation is or becomes applicable to this Agreement, the Support Agreements or the Merger or any of the Transactions; and (b) if any “anti-takeover” statute or similar statute or regulation becomes applicable to this Agreement, the Support Agreements, the Merger or any of the Transactions, take all actions within their power to ensure that the Merger and the other Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such statute or regulation on the Merger and the other Transactions.

6.8 Access. At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Closing, the Company will afford Parent and its Representatives reasonable access, consistent with applicable Law, during normal business hours, upon reasonable advance notice, to the properties, books and records of the Company Group in each case, for the purpose of consummating the Transactions and at Parent’s sole cost and expense, except that the Company may restrict or otherwise prohibit access to any documents or information to the extent that (a) any applicable Law requires the Company Group to restrict or otherwise prohibit access to such documents or information; (b) access to such documents or information would give rise to a material risk of waiving any attorney-client privilege, work product doctrine or other privilege applicable to such documents or information; (c) access to a Contract to which the Company Group is a party or otherwise bound would violate or cause a default pursuant to, or give a third Person the right terminate or accelerate the rights pursuant to, such Contract (provided, that, at Parent’s request, the Company shall use its reasonable best efforts to obtain the required consent of such third party to such access or disclosure); (d) access would result in the disclosure of any trade secrets (including source code) of the Company, any of its Subsidiaries or any third Persons; (e) such documents or information relate to pricing or other matters that are highly sensitive or competitive in nature or (f) such documents or information are reasonably pertinent to any adverse Legal Proceeding between the Company and its Affiliates, on the one hand, and any Buyer Parties and their respective Affiliates, on the other hand; provided, however, that with respect to the foregoing (a) – (e), the Company shall use its reasonable best efforts to make appropriate substitute arrangements to permit reasonable access or disclosure to the maximum extent that does not result in a loss of any such privilege or violation of any such Law or duty, including, in the Company’s sole discretion, pursuant to customary “clean-room” or other appropriate procedures. Nothing in this Section 6.8 shall be construed to require the Company, any of its Subsidiaries or any of their respective Representatives to prepare any reports, analyses, appraisals, opinions or other information. Without limiting the generality of this Section 6.8, from the date of this Agreement until the earlier of the termination of this Agreement ten (10) Business Days prior to the Closing Date, the Company will use its reasonable best efforts to promptly furnish to Parent the following information within five (5) Business Days of the date on which any of the following prepared and finalized by the Company’s management: (i) monthly financial statements of the Company Group, including an unaudited balance sheet, income statement and statement of cash flows for each month through the Closing Date, as it may prepare for management’s internal use, (ii) monthly cash forecasts for the Company Group as it may prepare for business purposes unrelated to this Agreement or the Transaction, (iii) any update (but no more than once per calendar month) to the financial outlook of the Company Group for the calendar month, fiscal quarter or the balance of the fiscal year if and as it may prepare for management’s internal use, (iv) monthly updated Employee Census if and as it may prepare for management’s internal use, and (v) as soon as reasonably practicable following the time at which any employee with an annual base compensation of $180,000 or more is no longer employed by the Company, written notice thereof. Neither the Company nor any of its Subsidiaries (or any other Person) makes, has made, or shall be deemed to have made, any representation or warranty relating to any statements, forecasts, updates, census or other information provided pursuant to this Section 6.8. Any investigation conducted pursuant to the access contemplated by this Section 6.8 shall be conducted in a manner that (x) does not unreasonably interfere with the conduct of the business of the Company and its Subsidiaries or otherwise result in any significant interference with the prompt and timely discharge by officers, employees and other authorized Representatives of the Company or any of its Subsidiaries of their normal duties or (y) would create an unreasonable risk of damage or destruction to any property or assets of the Company or its Subsidiaries. Any access to the properties of the Company and its Subsidiaries will be subject to the Company’s reasonable security measures and insurance requirements and will not include the right to perform invasive testing. The terms and conditions of the Confidentiality Agreement will apply to any information obtained by any Buyer Party or any of their respective Representatives in connection with any investigation conducted pursuant to the access contemplated by this Section 6.8. All requests for access pursuant to this Section 6.8 must be directed to the General Counsel of the Company, or another person designated in writing by the Company.

6.9 Section 16(b) Exemption. The Company will take (and will be permitted to take) all actions reasonably necessary or advisable hereto to cause any dispositions of equity securities of the Company (including derivative securities) in connection with the Merger by each individual who is a director or executive officer of the Company to be exempt pursuant to Rule 16b-3 promulgated under the Exchange Act.

6.10 Directors’ and Officers’ Exculpation, Indemnification and Insurance.

(a) Organizational Documents and Contractual Agreements. For a period of six (6) years from and after the Effective Time, the Surviving Corporation and its Subsidiaries shall, (i) honor and fulfill, in all respects, the obligations of such member of the Company Group pursuant to any indemnification agreements between such member of the Company Group and any of its current or former directors or officers (and any person who becomes a director or officer of a member of the Company Group prior to the Effective Time) (each such person, an “Indemnified Person”) and (ii) maintain the provisions with respect to indemnification, advancement of expenses and exculpation from liability as set forth in the certificates of incorporation, bylaws and other organizational documents of each member of the Company Group as of the Closing, which provisions shall not be amended, repealed or otherwise modified during such six (6) year period in any manner that could adversely affect the rights thereunder of any Indemnified Person in his or her capacity as such without his or her written consent except to the extent required by applicable Law.

(b) Indemnification Obligation. Without limiting the generality of the provisions of Section 6.10(a) from and after the Effective Time, Parent shall cause the Surviving Corporation and its Subsidiaries to, and the Surviving Corporation and its Subsidiaries shall, indemnify, exculpate and hold harmless, to the fullest extent permitted by applicable Law, each Indemnified Person from and against any costs, fees and expenses (including reasonable attorneys’ fees and investigation expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement or compromise in connection with any actual or threatened Legal Proceeding or other matter, whether civil, criminal, administrative or investigative, to the extent that such actual or threatened Legal Proceeding or other matter is based on, arising out of or relating to the fact that such Person is or was a director, officer, member, manager or employee of the Company Group or such Person is or was serving, at the request or with the knowledge and consent of the Company Group, as a director, officer, member, manager or fiduciary of any other Person and based on, arising out of or relating to any act, omission, fact, circumstance or other matter occurring or existing on or prior the Effective Time. Parent shall cause the Surviving Corporation and its Subsidiaries to advance such costs, fees and expenses incurred by or on behalf of the Indemnified Persons on a current basis (but no later than thirty (30) days after the submission of invoices) to the fullest extent permitted by applicable Law (subject to the applicable Indemnified Person executing an undertaking (that does not require any security) to repay such advances if it is determined in a final and non-appealable adjudication of a court of competent jurisdiction that such Indemnified Person is not entitled to indemnification under applicable Law). Notwithstanding anything to the contrary in this Agreement, Parent, the Surviving Corporation and its Subsidiaries shall not settle or compromise or consent to the entry of any judgment or otherwise terminate any actual or threatened Legal Proceeding or other matter in which an Indemnified Person sought or could have sought indemnification, unless such settlement, compromise, consent or termination includes a full and unconditional release of such Indemnified Person.

(c) D&O Insurance. During the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, the Surviving Corporation will (and Parent will cause the Surviving Corporation to) maintain in effect directors’ and officers’ liability, employment practices liability and fiduciary liability insurance covering the Indemnified Persons and the other natural persons insured by the Company Group’s directors’ and officers’ liability, employment practices liability and fiduciary liability insurance in effect as of the Closing (such persons, “Insured Persons” and such insurance the “Current Insurance”) in respect of acts, omissions, facts, circumstances and other matters existing or occurring at or prior to the Effective Time on terms and conditions, including limits and retentions, no less favorable to the Insured Persons than the Current Insurance; provided, however, that the aggregate annual premium for such insurance shall not exceed three hundred percent (300%) of the premium for the Current Insurance (the “Maximum Amount”); provided further, that if such insurance is not available or the aggregate annual premium for such insurance exceeds the Maximum Amount, then the Surviving Corporation shall obtain the most coverage available for a cost not exceeding the Maximum Amount. Without limiting the foregoing, at or prior to the Effective Time, (i) Parent may substitute therefore (and require the Company to obtain, in which case the Company shall obtain), at the sole cost and expense of the Surviving Corporation, and (ii) if Parent does not so require, the Company may obtain, directors’ and officers’ liability, employment practices liability and fiduciary liability “tail” insurance covering the Insured Persons in respect of acts, omissions, facts, circumstances and other matters existing or occurring at or prior to the Effective Time on terms and conditions, including limits and retentions, no less favorable to the Insured Persons than the Current Insurance; provided that the aggregate premium for such “tail” insurance shall not exceed the Maximum Amount (and if the premium for such “tail” insurance would exceed the Maximum Amount, then the Company shall obtain the most coverage available for a cost not exceeding the Maximum Amount).

(d) Indemnitors of First Resort. With respect to any indemnification obligations of the Surviving Corporation and its Subsidiaries pursuant to this Section 6.10, the Surviving Corporation and its Subsidiaries acknowledge and agree that: (i) the Surviving Corporation and its Subsidiaries shall be the indemnitors of first resort with respect to all indemnification obligations of the Surviving Corporation and its Subsidiaries pursuant to this Section 6.10 (i.e., their obligations to an applicable Indemnified Person are primary, and any obligation of any other Person to advance expenses or to provide indemnification and/or insurance for the same expenses or liabilities incurred by such Indemnified Person are secondary) and (ii) the Surviving Corporation and its Subsidiaries irrevocably waive, relinquish and release any such other Person from any and all claims for contribution, subrogation or any other recovery of any kind in respect thereof; provided that nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries or any of their respective directors or officers, it being understood and agreed that the indemnification provided for in this Section 6.10 is not prior to or in substitution for any such claims under such policies.

(e) Third-Party Beneficiaries; No Impairment. The rights of each Indemnified Person and Insured Person under this Section 6.10 (i) shall survive consummation of the transactions contemplated by this Agreement; (ii) are intended to benefit, and shall be enforceable by, each Indemnified Person and Insured Person and their respective heirs, administrators, executors, successors, assigns and representatives (who shall be third party beneficiaries of this Section 6.10); and (iii) are in addition to, and not in substitution for, any other rights to indemnification, contribution or insurance that any such Indemnified Person or Insured Person (and their respective heirs, administrators, executors, successors, assigns and representatives) may have by contract (including any indemnification agreement), law, equity or otherwise. Nothing in this Agreement is intended to relieve, or shall be construed as relieving, any insurer of its coverage obligations existing now or in the future. The obligations set forth in this Section 6.10 may not be terminated, amended or otherwise modified in any manner that could adversely affect the rights of any Indemnified Person or Insured Person without the prior written consent of such affected Indemnified Person or Insured Person.

(f) Advancement of Fees, Costs and Expenses in Enforcement of Rights. Parent, the Surviving Corporation and its Subsidiaries shall advance, and cause to be paid, on a current basis (but no later than thirty (30) days after the submission of invoices) all reasonable attorneys’ fees, costs and expenses that may be incurred by any Indemnified Person in enforcing his or her rights under this Section 6.10; provided that such Indemnified Person executes an undertaking, to the extent it has not already done so, to repay such advances if it is determined by a court of competent jurisdiction that such Indemnified Person is not entitled to indemnification.

(g) Successors and Assigns. If Parent, the Surviving Corporation, its Subsidiaries or any of their respective successors or assigns will (i) consolidate with or merge into any other Person and not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfer or convey all or substantially all of its properties and assets to any Person, then, in each case, proper provisions will be made so that the successors and assigns of Parent, the Surviving Corporation, its Subsidiaries or any of their respective successors or assigns will assume all of the obligations of Parent, the Surviving Corporation and its Subsidiaries set forth in this Section 6.10.

(h) Other Claims. Nothing in this Agreement is intended to, or will be construed to, release, waive or impair any rights to directors’ and officers’ insurance claims pursuant to any applicable insurance policy or indemnification agreement that is or has been in existence with respect to the Company Group for any of its directors, officers or other employees, it being understood and agreed that the indemnification provided for in this Section 6.10 is not prior to or in substitution for any such claims pursuant to such policies or agreements.

6.11 Employee Matters. Without limiting anything contained in this Agreement:

(a) Employment; Benefits. As of the Closing, the Surviving Corporation or one of its Subsidiaries will continue to employ the employees of the Company Group as of the Effective Time. From and after the Effective Time until the first anniversary of the Effective Time (or, if earlier, the termination date of an applicable Continuing Employee) (the “Continuation Period”) the Surviving Corporation and its Subsidiaries will (and Parent will cause the Surviving Corporation and its Subsidiaries to) provide each Continuing Employee (i) base salary (or base wages, as the case may be) and annual cash bonus opportunity that is no less than the base salary (or base wages, as the case may be and annual cash bonus opportunity), as applicable, provided to such Continuing Employee immediately prior to the Effective Time; provided that the foregoing shall not restrict the Company Board from adjusting performance metrics applicable to such bonus opportunity (but not the target amount of such bonus opportunity) following the Closing to give effect to the Merger and the integration of the Company with Parent, and (ii) employee benefits (excluding equity compensation, long-term incentive compensation, retention and severance) that are substantially comparable in the aggregate to those provided to such Continuing Employee immediately prior to the Effective Time.

(b) New Plans. To the extent that a benefit plan is made available to any Continuing Employee at or after the Effective Time, the Surviving Corporation and its Subsidiaries will (and Parent will cause the Surviving Corporation and its Subsidiaries to) cause to be granted to such Continuing Employee credit for service with the Company Group prior to the Effective Time for all purposes, except that (i) such service need not be credited to the extent that it would result in duplication of coverage, benefits or compensation and (ii) no service shall be required to be credited under any plan that provides for defined benefit pension or retiree welfare benefits. In addition, and without limiting the generality of the foregoing, the Surviving Corporation shall use commercially reasonable efforts to ensure that: (i) each Continuing Employee will be immediately eligible to participate, without any waiting period, in any and all group welfare benefit plans sponsored by the Surviving Corporation and its Subsidiaries to the extent that coverage pursuant to any such group welfare benefit plans (the “New Plan”) replaces coverage previously provided under a comparable group welfare Employee Plan in which such Continuing Employee participated immediately before the Effective Time; and (ii) during the plan year in which the Closing Date occurs, for purposes of each New Plan providing medical, dental, pharmaceutical or vision benefits to any Continuing Employee, (x) the Surviving Corporation will use commercially reasonable efforts to cause all waiting periods, preexisting condition exclusions, evidence of insurability requirements and actively-at-work or similar requirements of such New Plan to be waived for such Continuing Employee and his or her covered dependents, and (y) the Surviving Corporation will use commercially reasonable efforts to cause any eligible expenses incurred by such Continuing Employee and his or her covered dependents during the portion of the plan year ending on the Closing Date to be given full credit pursuant to such New Plan for purposes of satisfying all deductible, coinsurance, co-pay, offsets and maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

(c) Acknowledgement of Change in Control. Parent acknowledges that a “change in control” (or similar phrase) within the meaning of each applicable Employee Plan (including the Innovid, Inc. Executive Change in Control Severance Plan (the “Company CIC Plan”)) will occur at or prior to the Effective Time, as applicable.

(d) No Third-Party Rights. The provisions of this Section 6.11 are solely for the benefit of the parties to this Agreement, and no Continuing Employee (including any beneficiary or dependent thereof) shall be regarded for any purpose as a third-party beneficiary of this Agreement, and no provision of this Section 6.11 shall create such rights in any such Persons. Nothing herein shall (i) guarantee employment for any period of time or preclude the ability of Parent, the Surviving Corporation or any of their respective Affiliates, as applicable, to terminate the employment of any Continuing Employee at any time and for any reason; (ii) require Parent, the Surviving Corporation or any of their respective Affiliates, as applicable, to continue any Employee Plans, or other employee benefit plans or arrangements or prevent the amendment, modification or termination thereof after the Effective Time; or (iii) amend any Employee Plans.

6.12 Obligations of Merger Sub. Prior to Closing, Parent will take all action necessary to cause Merger Sub to perform its obligations pursuant to this Agreement and to consummate the Transactions upon the terms and subject to the conditions set forth in this Agreement. After the Closing, Parent will take all action necessary to cause the Surviving Corporation to perform its obligations following the Closing pursuant to this Agreement. The Buyer Parties will be jointly and severally liable for the failure by any of them to perform and discharge any of their respective covenants, agreements and obligations pursuant to this Agreement.

6.13 Public Statements and Disclosure. The initial press release concerning this Agreement and the Transactions of the Company, on the one hand, and the Buyer Parties, on the other hand, will each be reasonably acceptable to the other Party. Thereafter, the Company (other than with respect to the portion of any communication relating to a Recommendation Change), on the one hand, and the Buyer Parties, on the other hand, will obtain the consent of the other Party, which shall not be unreasonably withheld, conditioned or delayed before (a) participating in any media interviews; (b) engaging in any meetings or calls with analysts, institutional investors or other similar Persons; or (c) providing any statements that are public or are reasonably likely to become public, in any such case to the extent relating to the Transactions or the other transactions contemplated by this Agreement, except that (i) the Company will not be obligated to engage in such consultation with respect to communications that are (1) required by applicable Law, regulation or stock exchange rule or listing agreement; (2) solely directed to employees, suppliers, customers, partners or vendors so long as such communications are consistent with the previous press releases, public disclosures or public statements made jointly by the Parties (or individually if approved by the other Party); (3) solely to the extent related to a Superior Proposal, Intervening Event or Recommendation Change; or (4) with respect to any Legal Proceeding between the Company or its Affiliates, on the one hand, and the Buyer Parties and their Affiliates, on the other hand, and (ii) Parent will not be obligated to engage in such consultation with respect to communications that (A) are required by applicable Law or regulation, or (B) are principally directed to any existing or prospective general or limited partners, equity holders, members and investors of Parent or its Affiliates, so long as in respect of Clause (B) such communications are consistent with prior communications previously agreed to by Parent and the Company and do not add additional material information not included in such previous communication. Notwithstanding the foregoing, with respect to any communication required by applicable Law or any listing agreement with or rule of any national securities exchange or association, the Party required to make the communication shall use commercially reasonable efforts to afford the other Party reasonable time to consider the communication and include in such communication all comments reasonably proposed by the other Party.

6.14 Transaction Litigation. Prior to the Effective Time, the Company will provide Parent with prompt notice of all Transaction Litigation (including by providing copies of all pleadings with respect thereto) and keep Parent reasonably informed on a current basis with respect to the status thereof and promptly furnish Parent with copies of communications received or documents filed. The Company will (a) consult with Parent on, and consider in good faith all of Parent’s comments to, all filings, pleadings and responses proposed to be filed or submitted by or on behalf of the Company prior to such filing or submission, (b) give Parent the opportunity to participate in the defense, settlement or prosecution of any Transaction Litigation, including by giving Parent the opportunity to attend and participate in any external meetings (whether in-person or otherwise), telephone or video calls or other conferences, and (c) consult with Parent with respect to the proposed strategy, material actions and significant decisions (including relating to defense, settlement and prosecution) with respect to any Transaction Litigation. The Company may not compromise or settle, or agree to compromise or settle, any Transaction Litigation unless Parent has consented thereto in writing (which consent will not be unreasonably withheld, conditioned or delayed). For purposes of this Section 6.14, “participate” means that Parent will be kept apprised of proposed strategy and other significant decisions with respect to the Transaction Litigation by the Company (to the extent that the attorney-client privilege between the Company and its counsel is not undermined), and Parent may offer comments or suggestions with respect to such Transaction Litigation but will not be afforded any decision-making power or other authority over such Transaction Litigation prior to the Effective Time except for the settlement or compromise consent set forth above.

6.15 Stock Exchange Delisting; Deregistration. Prior to the Effective Time, the Company will cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary, proper or advisable on its part pursuant to applicable Law and the rules and regulations of the NYSE to cause (a) the delisting of the Company Common Stock and Public Warrants from the NYSE as promptly as practicable after the Effective Time and (b) the deregistration of the Company Common Stock and Public Warrants pursuant to the Exchange Act as promptly as practicable after such delisting.

6.16 Parent Vote. Promptly following the execution and delivery of this Agreement, Parent, in its capacity as the sole stockholder of Merger Sub, will execute and deliver to Merger Sub and the Company a written consent providing the Merger Sub Stockholder Approval in accordance with the DGCL.

6.17 No Control of the Other Party’s Business. The Parties acknowledge and agree that the restrictions set forth in this Agreement are not intended to give the Buyer Parties, on the one hand, or the Company, on the other hand, directly or indirectly, the right to control or direct the business or operations of the other at any time prior to the Effective Time. Prior to the Effective Time, each of the Buyer Parties and the Company will exercise, consistent with the terms, conditions and restrictions of this Agreement, complete control and supervision over its own business and operations.

6.18 Repaid Indebtedness. At the Closing, the Buyer Parties shall, on behalf of the Company Group, effect or cause to be effected, payment and, if applicable, cash collateralization, of all amounts specified in the Payoff Letters (as defined below) to fully discharge the then-outstanding obligations under all third-party Indebtedness under the Contracts set forth on Section 6.18 of the Company Disclosure Letter (other than (a) any contingent indemnification obligations as to which no claim has been asserted and (b) any other obligations which, by their terms, are to survive the termination of any such Contract) (such Indebtedness, collectively, the “Repaid Indebtedness”), in accordance with the payoff letters with respect to such Repaid Indebtedness; each such payoff letter shall be in customary form reasonably satisfactory to Parent and shall (A) set forth the aggregate amounts required to satisfy in full all of the corresponding Repaid Indebtedness (including any principal, interest, fees or penalties outstanding or accrued thereunder and incremental per diem increases in respect thereof to account for any delays as to the Closing as of the date of each such Payoff Letter) and, as applicable, (B) provide that, upon receipt of such specified amount, all Liens (and any guarantees) granted in connection therewith relating to the assets, rights and properties of the Company Group securing such Repaid Indebtedness (and any other obligations secured thereby) shall be released and terminated (such payoff letters, collectively, the “Payoff Letters”). The Company shall deliver, or cause to be delivered, substantially final forms of the Payoff Letters to Parent not less than two (2) Business Days prior to the Closing Date. The Buyer Parties shall reasonably cooperate with the Company’s efforts under this Section 6.18.

Article VII

CONDITIONS TO THE MERGER

7.1 Conditions to Each Party’s Obligations to Effect the Merger. The respective obligations of the Buyer Parties and the Company to consummate the Merger are subject to the satisfaction or waiver by the Buyer Parties and the Company (where permissible pursuant to applicable Law and except with respect to Section 7.1(a), which will not be waivable) of each of the following conditions:

(a) Requisite Stockholder Approval. The Company will have received the Requisite Stockholder Approval at the Company Stockholder Meeting.

(b) No Prohibitive Laws or Injunctions. No injunction or other judgment or Order issued by any Governmental Authority of competent jurisdiction preventing the consummation of the Merger will be in effect, and no Law will have been enacted, entered, enforced or deemed applicable to the Merger (and be in effect), that, in each case, prohibits, makes illegal, or enjoins the consummation of the Merger.

7.2 Conditions to the Obligations of the Buyer Parties. The obligations of the Buyer Parties to consummate the Merger will be subject to the satisfaction or waiver by Parent (where permissible pursuant to applicable Law) at or prior to the Effective Time of each of the following conditions:

(a) Representations and Warranties.

(i) Other than the representations and warranties listed in Section 7.2(a)(ii) and (iii), the representations and warranties of the Company set forth in this Agreement will be true and correct (without giving effect to any materiality, Company Material Adverse Effect or similar qualifications set forth therein) as of the date of this Agreement and as of the Closing Date as if made at and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will be true and correct as of such earlier date), except, in each case, for such failures to be true and correct that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(ii) The representations and warranties set forth in Section 3.1(a), Section 3.2, Section 3.3(a), the third sentence of Section 3.7(a), Section 3.7(b), Section 3.7(c), Section 3.7(d) (other than the first sentence of Section 3.7(d)) and Section 3.26 shall be true and correct (without giving effect to any materiality, Company Material Adverse Effect or similar qualifications set forth therein) in all material respects as of the date of this Agreement and as of the Closing Date as if made at and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will be true and correct in all material respects as of such earlier date).

(iii) The representations and warranties set forth in the first and second sentence of Section 3.7(a) and the first sentence of Section 3.7(d) will be true and correct as of the date of this Agreement and as of the Closing Date as if made and as of the Closing Date (in each case (A) without giving effect to any Company Material Adverse Effect or other materiality qualifications; and (B) except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will be true and correct as of such earlier date), except for any inaccuracies that are de minimis.

(b) Performance of Obligations of the Company. The Company will have performed and complied in all material respects with the covenants and obligations in this Agreement required to be performed and complied with by it at or prior to the Closing.

(c) Company Material Adverse Effect. No Company Material Adverse Effect will have occurred after the date hereof and be continuing.

(d) Officer’s Certificate. The Buyer Parties will have received a certificate of the Company, validly executed for and on behalf of the Company and in the name of the Company by a duly authorized executive officer thereof, certifying that the conditions set forth in Section 7.2(a), Section 7.2(b) and Section 7.2(c) have been satisfied.

(e) HSR Waiting Period. The waiting periods, if any, (and any extensions thereof pursuant to an agreement with a Governmental Authority) applicable to the Merger pursuant to the HSR Act will have expired or otherwise been terminated, or all requisite consents, directions or orders required to consummate the Merger pursuant thereto will have been obtained without the imposition of a Burdensome Condition.

7.3 Conditions to the Obligations of the Company to Effect the Merger. The obligations of the Company to consummate the Merger are subject to the satisfaction or waiver by the Company (where permissible pursuant to applicable Law) of each of the following conditions:

(a) Representations and Warranties. The representations and warranties of the Buyer Parties set forth in this Agreement will be true and correct as of the date of this Agreement and as of the Closing Date as if made at and as of the Closing Date with the same force and effect as if made on and as of such date, except for (i) any failure to be so true and correct that would not, individually or in the aggregate, prevent the consummation of the Merger or the ability of the Buyer Parties to fully perform their respective covenants and obligations pursuant to this Agreement; and (ii) those representations and warranties that address matters only as of a particular date, which representations will have been true and correct as of such particular date, except for any failure to be so true and correct that would not, individually or in the aggregate, prevent the consummation of the Merger by the Buyer Parties to fully perform their respective covenants and obligations pursuant to this Agreement.

(b) Performance of Obligations of the Buyer Parties. The Buyer Parties will have performed and complied in all material respects with all covenants and obligations in this Agreement required to be performed and complied with by the Buyer Parties at or prior to the Closing, provided that, the obligations of the Buyer Parties required to be performed and complied with by the Buyer Parties under Section 2.10 shall have been performed in all respects.

(c) Officer’s Certificate. The Company will have received a certificate of the Buyer Parties, validly executed for and on behalf of the Buyer Parties and in the respective names of the Buyer Parties by a duly authorized officer thereof, certifying that the conditions set forth in Section 7.3(a) and Section 7.3(b) have been satisfied.

(d) HSR Waiting Period. The waiting periods, if any, (and any extensions thereof pursuant to an agreement with a Governmental Authority) applicable to the Merger pursuant to the HSR Act will have expired or otherwise been terminated, or all requisite consents, directions or orders required to consummate the Merger pursuant thereto will have been obtained.

Article VIII

TERMINATION, AMENDMENT AND WAIVER

8.1 Termination. This Agreement may be validly terminated only as follows (it being understood and agreed that this Agreement may not be terminated for any other reason or on any other basis):

(a) at any time prior to the Effective Time (whether prior to or after the receipt of the Requisite Stockholder Approval) by mutual written agreement of Parent and the Company;

(b) by either Parent or the Company, at any time prior to the Effective Time (whether prior to or after the receipt of the Requisite Stockholder Approval) if (i) any injunction or other judgment or Order issued by any Governmental Authority of competent jurisdiction preventing the consummation of the Merger is in effect that, in each case, prohibits, restricts, makes illegal or enjoins the consummation of the Merger and has become final and non-appealable; or (ii) any Law has been enacted (and is in effect) that prohibits, restricts, makes illegal or enjoins the consummation of the Merger;

(c) by either Parent or the Company, at any time prior to the Effective Time (whether prior to or after the receipt of the Requisite Stockholder Approval) if the Closing has not occurred by 11:59 p.m., Eastern time, on the date that is six (6) months from the date hereof (as may be extended by this Section 8.1(c), the “Termination Date”); provided, that in the event that on such date all of the conditions set forth in Section 7.1 and Section 7.2 are capable of being then satisfied, other than Section 7.2(e) and Section 7.3(d), the “Termination Date” shall automatically be extended until 11:59 p.m., Eastern time, on the date that is nine (9) months from the date hereof; provided, further, that in the event that on such date (i) all of the conditions set forth in Section 7.1 and Section 7.2 are capable of being then satisfied, other than Section 7.2(e) and Section 7.3(d), and (ii) a Second Request has been received with respect to the Merger, the “Termination Date” shall automatically be extended until 11:59 p.m., Eastern time, on the date that is twelve (12) months from the date hereof, it being understood that the right to terminate this Agreement pursuant to this Section 8.1(c) will not be available to any Party whose material breach of its obligations under this Agreement has been the primary cause of, or primarily resulted in, the failure of the Closing to have occurred prior to the Termination Date;

(d) by either Parent or the Company, at any time prior to the Effective Time if the Company fails to obtain the Requisite Stockholder Approval at the Company Stockholder Meeting (or any adjournment or postponement thereof) at which a vote is taken on the adoption of this Agreement;

(e) by Parent, at any time prior to the Effective Time, if the Company has breached or failed to perform or there is any inaccuracy of any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach, failure to perform or inaccuracy would result in a failure of a condition set forth in Section 7.1 or Section 7.2, provided that (i) if such breach, failure to perform or inaccuracy is capable of being cured by the Termination Date, Parent will not be entitled to terminate this Agreement pursuant to this Section 8.1(e) prior to the delivery by Parent to the Company of written notice of such breach, failure to perform or inaccuracy delivered at least 30 days prior to such termination (or such shorter period of time as remains prior to the Termination Date), stating Parent’s intention to terminate this Agreement pursuant to this Section 8.1(e) and the basis for such termination, it being understood that Parent will not be entitled to terminate this Agreement pursuant to this Section 8.1(e) if such breach, failure to perform or inaccuracy has been cured prior to such termination, and (ii) that the right to terminate this Agreement pursuant to this Section 8.1(e) will not be available to Parent if it or Merger Sub is then in material breach of any of its or Merger Sub’s respective representations, warranties, covenants or other agreements contained in this Agreement that would result in a failure of a condition set forth in Section 7.1 or Section 7.3 as of the date of termination;

(f) by Parent, if at any time prior to the receipt of the Requisite Stockholder Approval the Company Board (or a committee thereof) has effected a Recommendation Change;

(g) by the Company, at any time prior to the Effective Time and whether prior to or after the receipt of the Requisite Stockholder Approval, if any Buyer Party has breached or failed to perform or there is any inaccuracy of any of their respective representations, warranties, covenants or other agreements of any Buyer Party contained in this Agreement, which breach, failure to perform or inaccuracy would result in a failure of a condition set forth in Section 7.1 or Section 7.3; provided that (i) if such breach, failure to perform or inaccuracy is capable of being cured by the Termination Date, the Company will not be entitled to terminate this Agreement pursuant to this Section 8.1(g) prior to the delivery by the Company to Parent of written notice of such breach, failure to perform or inaccuracy delivered at least 30 days prior to such termination (or such shorter period of time as remains prior to the Termination Date), stating the Company’s intention to terminate this Agreement pursuant to this Section 8.1(g) and the basis for such termination, it being understood that the Company will not be entitled to terminate this Agreement pursuant to this Section 8.1(g) if such breach, failure to perform or inaccuracy has been cured prior to such termination, and (ii) that the right to terminate this Agreement pursuant to this Section 8.1(g) will not be available to the Company if it is then in material breach of any of its representations, warranties, covenants or other agreements contained in this Agreement that would result in a failure of a condition set forth in Section 7.1 or Section 7.2 as of the date of termination;

(h) by the Company, at any time prior to receiving the Requisite Stockholder Approval if (i) the Company has received a Superior Proposal in accordance with Section 5.3; (ii) the Company Board (or a committee thereof) has authorized the Company to enter into an Alternative Acquisition Agreement to consummate the Acquisition Transaction contemplated by such Superior Proposal; (iii) the Company has complied in all material respects with its obligations under Section 5.3 with respect to such Superior Proposal; and (iv) concurrently with such termination the Company pays the Company Termination Fee due to Parent in accordance with Section 8.3(b); or

(i) by the Company, at any time prior to the Effective Time if (i) all of the conditions set forth in Section 7.1 and Section 7.2 (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver (to the extent permitted hereunder) of such conditions at the Closing) have been satisfied or waived; (ii) any Buyer Party shall have failed to consummate the Closing by the time the Closing was required to occur under Section 2.3; (iii) the Company has irrevocably notified Parent in writing that, if the Buyer Parties perform their obligations hereunder and the Equity Financing is funded, the Company stands ready, willing and able to consummate, and will consummate, the Merger; (iv) the Company shall have given Parent written notice at least three (3) Business Days prior to such termination stating the Company’s intention to terminate this Agreement pursuant to this Section 8.1(i) if the Closing is not consummated; and (v) the Merger shall not have been consummated by the end of such three (3) Business Day period.

8.2 Manner and Notice of Termination; Effect of Termination.

(a) Manner of Termination. The Party terminating this Agreement pursuant to Section 8.1 (other than pursuant to Section 8.1(a)) must deliver written notice thereof to the other Parties setting forth in reasonable details the provision of Section 8.1 pursuant to which this Agreement is being terminated and the facts and circumstances forming the basis for such termination pursuant to such provision.

(b) Effect of Termination. Any valid termination of this Agreement pursuant to Section 8.1 will be effective immediately upon the delivery of written notice thereof by the terminating Party to the other Parties. In the event of the termination of this Agreement pursuant to Section 8.1, this Agreement will be of no further force or effect without liability of any Party (or any partner, member, manager, stockholder, director, officer, employee, Affiliate, agent or other representative of such Party or any direct or indirect partner, member, manager, equityholder, director, officer, employee, Affiliate, agent or other representative of any of the foregoing) to the other Parties, as applicable, except that Article I, the penultimate sentence of Section 6.8, Section 6.13, this Section 8.2, Section 8.3 and Article IX will each survive the termination of this Agreement in accordance with their respective terms. Notwithstanding the foregoing, nothing in this Agreement will relieve any Party from any liability for any Willful and Material Breach of this Agreement prior to or in connection with the termination of this Agreement. In addition to the foregoing, no termination of this Agreement will affect the rights or obligations of any Party pursuant to the Confidentiality Agreement, which rights, obligations and agreements will survive the termination of this Agreement in accordance with their respective terms. None of the Financing Sources will have any liability to the Company, any of its Affiliates or any of its or their direct or indirect equityholders hereunder or otherwise relating to or arising out of the transactions contemplated hereby or any Debt Financing (including for any Willful and Material Breach) or otherwise, whether at law or equity, in contract, in tort or otherwise, and none of the Company, any of its Affiliates or any of its or their direct or indirect equityholders will have rights or claims against any of the Financing Sources hereunder or thereunder; provided, that nothing in this Section 8.2(b) shall limit the rights of the Company and its Affiliates from and after the Effective Time under any Debt Financing Commitment or the definitive debt documents executed in connection with the Debt Financing (but not under this Agreement) to the extent the Company and/or its Affiliates are party thereto. Notwithstanding anything to the contrary herein, nothing in this Section 8.2(b) shall limit or modify Section 8.3.

8.3 Fees and Expenses.

(a) General. Except as otherwise set forth in this Agreement, including Section 6.2, Section 6.8 and this Section 8.3, all fees and expenses incurred in connection with this Agreement and the Transactions will be paid by the Party incurring such fees and expenses whether or not the Transactions are consummated. Parent or the Surviving Corporation will be responsible for all fees and expenses of the Payment Agent. Except for any Taxes described in Section 2.10(e), the Surviving Corporation will pay or cause to be paid all transfer, stamp, documentary, sales, use, real property transfer, recording, stock transfer and other similar Taxes and fees (including any penalties and interest but, for the avoidance of doubt, excluding any Taxes imposed on or with respect to income or gain (however denominated)) arising out of or in connection with entering into this Agreement and the consummation of the Merger.

(b) Company Payments.

(i) If (A) this Agreement is validly terminated pursuant to (x) Section 8.1(d) or (y) Section 8.1(c) or Section 8.1(e), in the case of clause (y), at a time when the Requisite Stockholder Approval has not been obtained; (B) following the execution and delivery of this Agreement and prior to such termination of this Agreement, an Acquisition Proposal shall have been made to the Company or the Company Board or any Person shall have publicly announced or otherwise communicated to Company Stockholders such Acquisition Proposal and, in any such case, such Acquisition Proposal shall not have been withdrawn or otherwise abandoned prior to such termination; and (C) any Acquisition Transaction is consummated, or the Company enters into a definitive agreement with respect to any Acquisition Proposal within twelve (12) months following such termination of this Agreement, then the Company shall, concurrently with the consummation of such Acquisition Transaction, pay to Parent the Company Termination Fee by wire transfer of immediately available funds to an account or accounts designated in writing by Parent. For purposes of this Section 8.3(b)(i), all references to “15%” in the definition of “Acquisition Transaction” will be deemed to be references to “50%”.

(ii) If this Agreement is validly terminated by (A) Parent or the Company pursuant to Section 8.1(d) following any time at which Parent was entitled to terminate this Agreement pursuant to Section 8.1(e) (as a result of a material breach by the Company of Section 5.3) or (B) Parent pursuant to Section 8.1(f), then the Company must promptly (and, in any event, within three (3) Business Days) following such termination pay to Parent the Company Termination Fee by wire transfer of immediately available funds to an account or accounts designated in writing by Parent.

(iii) If this Agreement is validly terminated by the Company pursuant to Section 8.1(h), then the Company must prior to or concurrently with, and as a condition to, such termination pay or cause to be paid to Parent the Company Termination Fee by wire transfer of immediately available funds to an account or accounts designated in writing by Parent.

(c) Parent Payment.

(i) If this Agreement is validly terminated by Parent or the Company pursuant to (x) Section 8.1(c), at a time when the Company could otherwise terminate this Agreement pursuant to Section 8.1(i) or (y) Section 8.1(i), then, in either case of the foregoing clause (x) or (y), Parent shall promptly (and, in any event, within three (3) Business Days) following such termination pay to the Company $42,000,000 in cash (the “Parent Termination Fee”) by wire transfer of immediately available funds to an account or accounts designated in writing by Company.

(ii) In the event that this Agreement is validly terminated by (x) Parent or the Company pursuant to Section 8.1(b) or Section 8.1(c) at such time when all of the conditions set forth in Section 7.1 and Section 7.2 (other than the conditions set forth in Section 7.2(d)) are capable of being satisfied if the Closing were then to occur, other than any of the conditions set forth in Section 7.1(b), Section 7.2(e) or Section 7.3(d) and the injunction or other judgment, Order or Law preventing the consummation of the Merger is issued pursuant to or arises under Antitrust Laws; provided that the failure of the conditions set forth in Section 7.1(b), Section 7.2(e) or Section 7.3(d) to be satisfied or capable being satisfied did not directly result from the Company’s Willful and Material Breach of Section 6.2 or (y) by the Company pursuant to Section 8.1(g) (as a result of a material breach of Section 6.2 by Parent) at such time when all of the conditions set forth in Section 7.1 and Section 7.2 (other than the conditions set forth in Section 7.2(d)) are capable of being satisfied if the Closing were then to occur, other than any of the conditions set forth in Section 7.1(b), Section 7.2(e) or Section 7.3(d) and the injunction or other judgment, Order or Law preventing the consummation of the Merger is issued pursuant to or arises under Antitrust Laws, then, in any such case of the foregoing clause (x) or (y), Parent shall promptly (and, in any event, within three (3) Business Days) following such termination pay to the Company the Parent Termination Fee by wire transfer of immediately available funds to an account or accounts designated in writing by Company.

(d) Single Payment Only. The Parties acknowledge and agree that in no event will the Company or Parent be required to pay the Company Termination Fee or the Parent Termination Fee, as applicable, on more than one occasion, whether or not the Company Termination Fee or the Parent Termination Fee, as applicable, may be payable pursuant to more than one provision of this Agreement at the same or at different times and upon the occurrence of different events.

(e) Payments; Default. The Parties acknowledge that the agreements contained in this Section 8.3 are an integral part of the Merger and that without these agreements, the Parties would not enter into this Agreement. Accordingly, if the Company fails to promptly pay any amount due pursuant to Section 8.3(b) or Parent fails to promptly pay any amount due pursuant to Section 8.3(c) and, in order to obtain such payment, Parent, on the one hand, or the Company, on the other hand, commences a Legal Proceeding that results in a judgment against the Company for the amount set forth in Section 8.3(b) or any portion thereof or a judgment against Parent for the amount set forth in Section 8.3(c) or any portion thereof, as applicable, the Company shall pay to Parent or Parent shall pay to the Company, as the case may be, (i) its reasonable and documented out-of-pocket costs and expenses (including attorneys’ fees) incurred in connection with such Legal Proceeding, together with (ii) interest on such amount or portion thereof at the prime rate as published in The Wall Street Journal in effect on the date that such payment or portion thereof was required to be made through the date that such payment or portion thereof was actually received (but excluding the date of actual payment), or a lesser rate that is the maximum permitted by applicable Law; provided, that the liability of either Parent, or the Company, as applicable, under this Section 8.3(e) shall be limited to $3,000,000.

(f) Sole Remedy.

(i) Except in the case of any Willful and Material Breach (but subject to the Cap in the event of a Willful and Material Breach) or any breach of the Confidentiality Agreement, in either case, by any of the Buyer Parties, if this Agreement is terminated pursuant to Section 8.1 and in circumstances where the Parent Termination Fee is payable hereunder in connection with such termination pursuant to Section 8.3(c), the Company’s receipt in full of the Parent Termination Fee, any amounts owed by Parent pursuant to Section 8.3(e) and the Reimbursement Obligations will be the sole and exclusive remedy for money damages of the Company and the Company Related Parties against the Parent Related Parties in respect of this Agreement, any agreement executed in connection herewith and the transactions contemplated hereby and thereby, the termination of this Agreement, the failure to consummate the Merger or any claims or actions under applicable Law arising out of any breach, termination or failure and none of the Parent Related Parties will have any further liability or obligation to any of (A) the Company and its Affiliates; and (B) the former, current and future holders of any equity, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, stockholders and assignees of each of the Company and its Affiliates and any holder of any equity, controlling person, director, officer, employee, Affiliate, member, manager, general or limited partner, stockholder and assignee of any of the foregoing (the Persons in clauses (A) and (B) collectively, the “Company Related Parties”) relating to or arising out of this Agreement, any agreement executed in connection herewith or the transactions contemplated hereby and thereby for any matters forming the basis of such termination.

(ii) Except in the case of any Willful and Material Breach (but subject to the Cap in the event of a Willful and Material Breach) or any breach of the Confidentiality Agreement, in either case, by the Company, if this Agreement is terminated pursuant to Section 8.1 and in circumstances where the Company Termination Fee is payable hereunder in connection with such termination pursuant to Section 8.3(b), Parent’s receipt in full of the Company Termination Fee and any amounts owed by the Company pursuant to Section 8.3(e) will be the sole and exclusive remedy for money damages of the Buyer Parties and the Parent Related Parties against the Company Related Parties in respect of this Agreement, any agreement executed in connection herewith and the transactions contemplated hereby and thereby, the termination of this Agreement, the failure to consummate the Merger or any claims or actions under applicable Law arising out of any breach, termination or failure and none of the Company Related Parties will have any further liability or obligation to any of (A) the Buyer Parties; and (B) the former, current and future holders of any equity, controlling persons, directors, officers, employees, agents, attorneys, Financing Sources, Affiliates, members, managers, general or limited partners, stockholders and assignees of each Buyer Party and its Affiliates and any holder of any equity, controlling person, director, officer, employee, Affiliate, member, manager, general or limited partner, stockholder and assignee of any of the foregoing (the Persons in clauses (A) and (B) collectively, the “Parent Related Parties”) relating to or arising out of this Agreement, any agreement executed in connection herewith or the transactions contemplated hereby and thereby for any matters forming the basis of such termination.

(iii) Notwithstanding anything in this Agreement to the contrary (but subject to and without in way limiting the rights of the Parties to seek specific performance or other equitable remedy pursuant to Section 9.10), except in the case of any breach of the Confidentiality Agreement by any of the Buyer Parties, or the Company, as applicable, the maximum aggregate liability of the Company Related Parties, on the one hand, and the Parent Related Parties, on the other hand, for monetary damages or other monetary remedies in connection with this Agreement and the other agreements contemplated hereby (including, for the avoidance of doubt, under Section 8.3(b), Section 8.3(c), Section 8.3(e), this Section 8.3(f), Section 9.10 and the Equity Commitment Letter, as applicable) and/or the transactions contemplated hereby and thereby shall be limited to an amount equal to $105,000,000 (the “Cap”), and in no event shall any Company Related Party or Parent Related Party, as applicable, seek or obtain, nor shall it permit any of its Representatives or any other person on its or their behalf to seek or obtain, any monetary recovery or monetary award or any monetary damages of any kind against the Parent Related Parties or the Company Related Parties, as applicable, in excess of the Cap.

(g) Liquidated Damages. Without in way limiting the rights of the Parties to seek specific performance or other equitable remedy pursuant to Section 9.10, the Company, Parent and Merger Sub acknowledge and agree that each of the Company Termination Fee and the Parent Termination Fee is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate the Buyer Parties, or the Company, as applicable, in the circumstances in which such fee is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Merger, which amount would otherwise be impossible to calculate with precision.

Article IX

GENERAL PROVISIONS

9.1 Survival of Representations, Warranties and Covenants. The representations, warranties and covenants of the Company and the Buyer Parties contained in this Agreement will terminate at the Closing, except that any covenants that by their terms are to be performed at or after the Closing will survive the Closing in accordance with their respective terms.

9.2 Notices. All notices and other communications hereunder must be in writing and will be deemed to have been duly delivered and received hereunder (a) upon delivery if personally delivered by hand providing proof of delivery, (b) on the date sent by email (provided that no “bounce back” or similar message of non-delivery is received with respect thereto), or (c) when delivered if sent by a nationally recognized overnight courier service (with confirmation of delivery), in each case to the intended recipient as set forth below:

(a)	if to the Buyer Parties to:

Mediaocean

120 Broadway, Floor 8

New York, NY 10271

Attention: Chris Stadler, Chris Baldwin and Yicong Liu

Email: stadscj1@cvc.com, cbaldwin@cvc.com and yliu@cvc.com

with a copy (which will not constitute notice) to:

White & Case LLP

1221 Avenue of the Americas

New York, NY 10020

Attention: Oliver Brahmst; Michael A. Deyong; Daniel Kozin

E-mail: obrahmst@whitecase.com; michael.deyong@whitecase.com;

daniel.kozin@whitecase.com

(b)	if to the Company (prior to the Effective Time) to:

Innovid Corp.

30 Irving Place, 12th Floor

New York, NY 10003

Attention: Anthony Callini

Email: tony.callini@innovid.com; legal@innovid.com

with a copy (which will not constitute notice) to:

Latham & Watkins LLP

1271 Avenue of the Americas

New York, New York 10020

Attention: Joshua M. Dubofsky; Eyal Orgad; Kyle Adams

Email: Josh.Dubofsky@lw.com; Eyal.Orgad@lw.com;

Kyle.Adams@lw.com

From time to time, any Party may provide notice to the other Parties of a change in its address or email address through a notice given in accordance with this Section 9.2, except that notice of any change to the address, email address or any of the other details specified in or pursuant to this Section 9.2 will not be deemed to have been received until, and will be deemed to have been received upon, the later of the date (A) specified in such notice or (B) that is five Business Days after such notice would otherwise be deemed to have been received pursuant to this Section 9.2.

9.3 Amendment. Subject to applicable Law and subject to the other provisions of this Agreement, this Agreement may be amended by the Parties at any time by execution of an instrument in writing signed on behalf of each of the Buyer Parties and the Company (pursuant to authorized action by the Company Board), except that in the event that the Company has received the Requisite Stockholder Approval, no amendment may be made to this Agreement that requires the approval of the Company Stockholders pursuant to the DGCL without again obtaining such approval. Notwithstanding anything to the contrary in this Agreement, the provisions relating to the Financing Sources set forth in Section 8.2(b), Section 8.3(f), Section 9.5, Section 9.8, Section 9.10(b)(iii), Section 9.12(b), Section 9.13 and this Section 9.3 (and any provision of this Agreement to the extent an amendment, a modification, waiver or termination of such provision would modify the substance of the provisions relating to the Financing Sources set forth in Section 8.2(b), Section 8.3(g), Section 9.5, Section 9.8, Section 9.10(b)(iii), Section 9.12(b), Section 9.13 or this Section 9.3) may not be amended, modified or altered in a manner materially adverse to any Financing Source without the prior written consent of the Financing Sources party to the Debt Commitment Letter.

9.4 Extension; Waiver. At any time and from time to time prior to the Effective Time, (i) any Party may, to the extent legally allowed and except as otherwise set forth herein, (a) extend the time for the performance of any of the obligations or other acts of the other Parties, as applicable; (b) waive any inaccuracies in the representations and warranties made to such Party contained herein or in any document delivered pursuant hereto; and (c) subject to the requirements of applicable Law, waive compliance with any of the agreements or conditions for the benefit of such Party contained herein and (ii) the Termination Date may be extended by a mutual agreement in writing between Parent and the Company. Any agreement on the part of a Party to any such extension or waiver will be valid only if set forth in an instrument in writing signed by such Party. Any failure or delay in exercising any right pursuant to this Agreement will not constitute a waiver of such right.

9.5 Assignment. No Party may assign either this Agreement or any of its rights, interests or obligations hereunder without the prior written approval of the other Parties, except that the Buyer Parties will have the right to assign all or any portion of their respective rights and obligations pursuant to this Agreement from and after the Effective Time (a) in connection with a merger or consolidation involving the Buyer Parties or other disposition of all or substantially all of the assets of the Buyer Parties or the Surviving Corporation, (b) to any Financing Source pursuant to the terms of the Debt Financing solely for purposes of creating a security interest herein or otherwise assigning as collateral in respect of the Debt Financing or (c) to any of their respective Affiliates, in each case, so long as such assignment does not and will not impede or delay the consummation of the Merger or otherwise impede the rights of the holders of shares of Company Common Stock, Company Warrants and Company Equity Awards pursuant to this Agreement. Subject to the preceding sentence, this Agreement will be binding upon and will inure to the benefit of the Parties and their respective successors and permitted assigns. No assignment by any Party will relieve such Party of any of its obligations hereunder.

9.6 Confidentiality. The Buyer Parties and the Company hereby acknowledge that Parent and the Company have previously executed that certain Confidentiality Agreement, dated as of July 23, 2024 (the “Confidentiality Agreement”), which will continue in full force and effect in accordance with its terms. Each of the Buyer Parties and their respective Representatives will hold and treat all documents and information concerning the Company Group furnished or made available to the Buyer Parties or their respective Representatives in connection with the Merger in accordance with the Confidentiality Agreement. By executing this Agreement, each of the Buyer Parties agree to be bound by, and to cause their Representatives to be bound by, the terms and conditions of the Confidentiality Agreement as if they were parties thereto.

9.7 Entire Agreement. This Agreement and the Ancillary Agreements, constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof. Notwithstanding anything to the contrary in this Agreement, the Confidentiality Agreement will (a) not be superseded; (b) survive any termination of this Agreement; and (c) continue in full force and effect until the earlier to occur of the Effective Time and the date on which the Confidentiality Agreement expires in accordance with its terms or is validly terminated by the parties thereto.

9.8 Third-Party Beneficiaries. This Agreement and the Ancillary Agreements are not intended to and shall not confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns, except (a) as set forth in or as contemplated by Section 6.10, (b) if the Closing occurs, for the right of the holders of Company Common Stock, Company Options and Company RSUs under Article II, including the right to receive the Per Share Price and the Equity Award Consideration, respectively, in each case after the Effective Time, (c) following the termination of this Agreement, subject to Section 8.2(b), the Company shall have the right to pursue damages, on behalf of its stockholders in the event of any Willful and Material Breach of this Agreement by any Buyer Party, which right is acknowledged by each Buyer Party and (d) with respect to the limitations on liability of the Company Related Parties set forth in Section 8.3(f). Notwithstanding anything to the contrary in this Agreement, (x) without limitation to the foregoing, the Buyer Parties expressly agree, following the termination of this Agreement at or after the time at which the Requisite Stockholder Approval shall have been obtained, the Company shall have the right, on behalf of its stockholders, and is hereby appointed as representative of its stockholders for such purposes, to pursue damages against any Buyer Party for the loss of the Per Share Price and Equity Award Consideration (as applicable), including, for the avoidance of doubt, damages based on the loss of the premium offered to each such holder, in the event of any Willful and Material Breach by any Buyer Party. The provisions of Section 8.2(b), Section 8.3(f), Section 9.3, Section 9.5, Section 9.10(b)(iii), Section 9.12(b), Section 9.13, and this Section 9.8 will inure to the benefit of the Financing Sources, the Parent Related Parties and the Company Related Parties, and each of their successors and assigns, each of whom are intended to be third party beneficiaries thereof (it being understood and agreed that the provisions of such Sections will be enforceable by the Financing Sources and their respective successors and assigns).

9.9 Severability. In the event that any term, provision, covenant or restriction of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction or other Governmental Authority to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect, and the application of such provision to other Persons or circumstances will be interpreted so as reasonably to effect the intent of the Parties. The Parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

9.10 Remedies.

(a) Remedies Cumulative. Except as otherwise expressly provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby or by law or equity upon such Party, and the exercise by a Party of any one remedy will not in and of itself preclude the exercise of any other remedy; provided, that the Parties acknowledge and agree that, while the Company may pursue a grant of specific performance prior to the valid termination of this Agreement, following a valid termination of this Agreement, under no circumstances shall the Company or the Buyer Parties be permitted or entitled to seek a grant of specific performance to cause the Closing to occur or to enforce any provision of this Agreement which does not survive such termination.

(b) Specific Performance.

(i) The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy would occur in the event that the Parties do not perform the provisions of this Agreement (including any Party failing to take such actions as are required of it hereunder in order to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions. The Parties acknowledge and agree that, subject to Section 9.10(b)(iv), (A) the Parties will be entitled, in addition to any other remedy to which they are entitled at law or in equity, to an injunction, specific performance and other equitable relief to prevent breaches (or threatened breaches) of this Agreement and to enforce specifically the terms and provisions hereof; (B) the provisions of Section 8.3 are not intended to and do not adequately compensate the Company, on the one hand, or the Buyer Parties, on the other hand, for the harm that would result from a breach of this Agreement, and will not be construed to diminish or otherwise impair in any respect any Party’s right to an injunction, specific performance and other equitable relief; and (C) the right of specific enforcement is an integral part of this Agreement and without that right, neither the Company nor the Buyer Parties would have entered into this Agreement. It is explicitly agreed that, prior to a termination of this Agreement, the Company shall have the right to an injunction, specific performance or other equitable remedies in connection with enforcing the Buyer Parties’ obligations to consummate the Merger.

(ii) Subject to Section 9.10(b)(iv), the Parties agree not to raise any objections to (A) the granting of an injunction, specific performance or other equitable relief to prevent or restrain breaches or threatened breaches of this Agreement by the Company, on the one hand, or any Buyer Party, on the other hand; and (B) the specific performance of the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants, obligations and agreements of the Buyer Parties pursuant to this Agreement. Each of the Parties hereto agrees that it will not oppose the granting of an injunction, specific performance or any other equitable relief on the basis that any other Party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity. Any Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement will not be required to provide any bond or other security in connection with such injunction or enforcement, and each Party irrevocably waives any right that it may have to require the obtaining, furnishing or posting of any such bond or other security.

(iii) Notwithstanding anything contained herein to the contrary and subject to the rights of the parties to the definitive agreements for any Debt Financing under the terms thereof, none of the Company and its Affiliates and their direct and indirect equity holders shall have any rights or claims (whether in contract or in tort or otherwise) against any Financing Source, solely in their respective capacities as lenders or arrangers in connection with the Debt Financing, and in no event shall the Company, any of its Affiliates or its or their direct or indirect equity holders be entitled to directly seek any remedies against the Financing Sources (including any remedy of specific performance) in connection with this Agreement, the Debt Financing or any documents (including any joinder agreements or credit agreements entered into pursuant to the Debt Financing or relating thereto) against any Financing Source in their capacity as lenders or arrangers in connection with the Debt Financing.

(iv) Notwithstanding anything contained herein to the contrary, it is explicitly agreed that the right of the Company to seek specific performance or other equitable remedies in connection with the Equity Financing, or Parent’s obligation to cause the Equity Financing to be funded pursuant to the Equity Commitment Letters, shall be subject to the terms of the Equity Commitment Letters and this Agreement, and the requirements that (i) all conditions in Section 7.1 and Section 7.2 are satisfied or waived at the time as of the time the Closing was first required to occur under Section 2.3 (other than those conditions that by their terms cannot be satisfied until the Closing, but which conditions are capable of being satisfied if the Closing were to occur at such time), (ii) the Debt Financing has been funded in accordance with the terms thereof or will be funded in accordance with the terms thereof at the Closing if the Equity Financing is funded substantially concurrently therewith, and (iii) the Company has irrevocably confirmed in a written notice to Parent that if the Debt Financing and Equity Financing are funded, then the Company would take such actions required of them by this Agreement to cause the Closing to occur (clauses (i) through (iii), the “Equity Funding Circumstances”). For the avoidance of doubt, under no circumstances shall the Company be permitted or entitled to receive both (A) a grant of specific performance to require the Buyer Parties to consummate the transactions contemplated hereby and (B) payment of the Parent Termination Fee.

9.11 Governing Law. This Agreement shall be governed by, interpreted, construed and enforced in accordance with the Laws of the State of Delaware. Any and all claims, controversies and causes of action arising out of or relating to this Agreement, whether sounding in contract, tort or statute, shall be governed by the internal Laws of the State of Delaware, including its statutes of limitations, without giving effect to any conflict-of-laws or other rules that would result in the application of the Laws or statutes of limitations of a different jurisdiction.

9.12 Consent to Jurisdiction.

(a) General Jurisdiction. Each of the Parties (i) irrevocably consents to the service of the summons and complaint and any other process (whether inside or outside the territorial jurisdiction of the Chosen Courts) in any Legal Proceeding relating to the Merger, for and on behalf of itself or any of its properties or assets, in accordance with Section 9.2 or in such other manner as may be permitted by applicable Law, and nothing in this Section 9.12 will affect the right of any Party to serve legal process in any other manner permitted by applicable Law; (ii) irrevocably and unconditionally consents and submits itself and its properties and assets in any Legal Proceeding to the exclusive general jurisdiction of the Court of Chancery of the State of Delaware and any state appellate court therefrom within the State of Delaware (or, if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware (and any appellate court therefrom) or, if any federal court within the State of Delaware declines to accept jurisdiction over a particular matter, any state court within the State of Delaware (and any appellate court therefrom)) (the “Chosen Courts”) in the event that any dispute or controversy arises out of this Agreement or the transactions contemplated hereby or thereby; (iii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court; (iv) agrees that any Legal Proceeding arising in connection with this Agreement or the transactions contemplated hereby or thereby will be brought, tried and determined only in the Chosen Courts; (v) irrevocably and unconditionally waives any objection that it may now or hereafter have to the venue of any such Legal Proceeding in the Chosen Courts or that such Legal Proceeding was brought in an inconvenient court and agrees not to plead or claim the same; and (vi) agrees that it will not bring any Legal Proceeding relating to this Agreement or the transactions contemplated hereby or thereby in any court other than the Chosen Courts. Each of the Buyer Parties and the Company agrees that a final judgment in any Legal Proceeding in the Chosen Courts will be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law. The Parties agree that any violation of this Section 9.12(a) shall constitute a material breach of this Agreement and shall constitute irreparable harm.

(b) Jurisdiction for Debt Financing Sources. Notwithstanding anything in this Agreement to the contrary, the Parties acknowledge and irrevocably agree (i) that any Legal Proceeding, whether in law or in equity, in contract, in tort or otherwise, involving the Financing Sources arising out of, or relating to, the Merger, this Agreement, the Debt Commitment Letter, the Debt Financing or the performance of services thereunder or related thereto will be brought in and subject to the exclusive jurisdiction of the Supreme Court of the State of New York, county of New York sitting in the Borough of Manhattan and any appellate court thereof, and each Party submits for itself and its property with respect to any such Legal Proceeding to the exclusive jurisdiction of such court; (ii) not to bring or permit any of their Affiliates to bring or support anyone else in bringing any such Legal Proceeding in any other court; (iii) that service of process, summons, notice or document by registered mail addressed to them at their respective addresses provided in any applicable Debt Commitment Letter will be effective service of process against them for any such Legal Proceeding brought in any such court; (iv) to waive and hereby waive, to the fullest extent permitted by law, any objection which any of them may now or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such Legal Proceeding in any such court; (v) the provisions of Section 9.13 relating to the waiver of jury trial shall apply to any such Legal Proceeding; and (vi) except as specifically set forth in the Debt Commitment Letter, any such Legal Proceeding will be governed by, construed in accordance with and enforced under the laws of the State of New York.

9.13 WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY LEGAL PROCEEDING AND/OR CONTROVERSY THAT MAY ARISE OUT OF OR RELATE TO THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT THAT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL PROCEEDING (WHETHER FOR BREACH OF CONTRACT, TORTIOUS CONDUCT OR OTHERWISE) DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE FINANCING COMMITMENTS OR THE MERGER. EACH PARTY ACKNOWLEDGES AND AGREES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (ii) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER; (iii) IT MAKES THIS WAIVER VOLUNTARILY; AND (iv) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.13.

9.14 Company Disclosure Letter. The Parties agree that the disclosure set forth in any particular section or subsection of the Company Disclosure Letter will be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (a) the representations and warranties (or covenants, as applicable) of the Company that are set forth in the corresponding Section or subsection of this Agreement; and (b) any other representations and warranties (or covenants, as applicable) of the Company that are set forth in this Agreement, but in the case of this clause (b) only if the relevance of that disclosure as an exception to (or a disclosure for purposes of) such other representations and warranties (or covenants, as applicable) is reasonably apparent on the face of such disclosure, notwithstanding the omission of any reference or cross-reference thereto. The information contained in this Agreement and in the Company Disclosure Letter is disclosed solely for purposes of this Agreement, and no information contained herein or therein will be deemed to be an admission by the Company to any third Person of any matter whatsoever, including (i) any violation of Law or breach of Contract; or (ii) that such information is material or that such information is required to be referred to or disclosed under this Agreement. Disclosure of any information or document in the Company Disclosure Letter is not a statement or admission that it is material or required to be disclosed in the Company Disclosure Letter. Without limiting the foregoing, the disclosure of any matter or item in the Company Disclosure Letter that is not required to be disclosed under this Agreement to make a representation true and correct shall not be deemed to constitute an acknowledgement that such matter or item is required to be disclosed herein or is material to a representation, warranty, covenant or condition set forth in this Agreement and shall not be used as a basis for interpreting the terms “material,” “materially,” “materiality,” “Company Material Adverse Effect” or any word or phrase of similar import and does not mean that such matter or item would, with any other matter or item, have or be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect.

9.15 Counterparts. This Agreement and any amendments hereto may be executed in one or more counterparts, all of which will be considered one and the same agreement and will become effective when one or more counterparts have been signed (including by electronic signature) by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart. Any such counterpart, to the extent delivered by .pdf, .tif, .gif, .jpg or similar attachment to electronic mail (any such delivery, an ”Electronic Delivery”), will be treated in all manner and respects as an original executed counterpart and will be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No Party may raise the use of an Electronic Delivery to deliver a signature, or the fact that any signature or agreement or instrument was transmitted or communicated through the use of an Electronic Delivery, as a defense to the formation of a contract, and each Party forever waives any such defense, except to the extent such defense relates to lack of authenticity.

[Signature page follows.]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed and delivered by their respective duly authorized officers as of the date first written above.

MEDIAOCEAN LLC

By:	/s/ William Wise
	Name:	William Wise
	Title:	Chief Executive Officer

IGNITE MERGER SUB, INC.

By:	/s/ William Wise
	Name:	William Wise
	Title:	Director

[Signature Page to Agreement and Plan of Merger]

INNOVID CORP.

By:	/s/ Zvika Netter
	Name:	Zvika Netter
	Title:	Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

EXHIBIT A

FORM OF CERTIFICATE OF MERGER

EXHIBIT B

ROLLOVER STOCKHOLDER

Rollover Stockholder	Rollover Shares
Zvika Netter	The number of shares of Company Common Stock actually contributed to TopCo by the Rollover Stockholder pursuant to the Rollover Agreement.